UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 29, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Third Quarter 2013 Report of UBS AG, which appears immediately following this page.

Third Quarter 2013 Report

Our financial results for

the third quarter of 2013.

Third Quarter 2013 Report

Dear shareholders,

It has been a year since we announced a significant acceleration in the implementation of our strategy. We have executed in a focused, determined and disciplined manner, while dealing with the headwinds that we, and the industry as a whole, continue to face. Today, we are in line with, or ahead of, many of our key targets, and our success has given our clients even greater confidence in the bank. We would like to offer our thanks to them and, most of all, to our staff for their dedication and commitment.

Capital strength remains critical to our success. Over the last twelve months, we strengthened our industry-leading Basel III common equity tier 1 (CET1) fully applied ratio by 260 basis points to 11.9%. This includes a 70 basis point improvement achieved in the third quarter and exceeds our year-end target. Over the last four quarters, we reduced risk-weighted assets (RWA) by over CHF 80 billion, or 27%, putting us well ahead of our year-end target. Most of this improvement was the result of continued steady progress in Corporate Center – Non-core and Legacy Portfolio. It was predominantly driven by disposals and other exposure reduction strategies and executed in a manner that protected shareholder value. We also continued to successfully deleverage our balance sheet, reducing total assets by over CHF 300 billion. Our phase-in leverage ratio improved to 4.2%, comfortably above our regulator’s requirements. Our liquidity and funding positions remained strong and above regulatory requirements. During the year, we also achieved our CHF 2 billion run-rate cost savings target announced in August 2011.

This year, we have made substantial progress, demonstrating that our business model works in a variety of market conditions. Highlights include an approximate 20% increase in net new money inflows into our wealth management businesses, which reached over CHF 43 billion for the first three quarters of the year. Profits in Wealth Management Americas hit new highs as its adjusted¹ year-to-date profit before tax reached over USD 700 million, which already represents a record adjusted¹ full year profit for the business. Our Retail & Corporate business showed sustained profitability and attracted strong deposit inflows. Our more client-focused and less complex Investment Bank delivered significantly higher profitability while operating below strict balance sheet and RWA targets. It exceeded its annualized return on attributed equity

(RoaE) target of greater than 15% achieving an annualized adjusted¹ RoaE of 34.1% for the first nine months of 2013.

Our financial success and commitment to clients have also been recognized by numerous prestigious domestic and international industry accolades. In the third quarter of 2013, and in recognition of Wealth Management’s leading position and compelling growth prospects, Private Banker International awarded it the top spot as the largest private bank in Asia Pacific and also named the business as the “Outstanding Global Private Bank,” “Outstanding Global Private Bank – Asia Pacific” and “Outstanding Private Bank for UHNW.” In the second quarter, the Investment Bank was named in the Thomson Reuters Extel Survey as the top Pan European Equity House and awarded the top ranking for Equity Trading and Execution for the tenth and fourth consecutive years respectively. These, and the many other accolades we have been awarded, underline the enduring strength of our franchise.

Looking at the third quarter in more detail, in line with our previous quarterly outlook, market conditions and the macroeconomic environment were affected by the seasonal slowdown traditionally associated with the summer holiday season, continued uncertainty regarding US monetary and tapering issues, and increasing concerns around the outlook for economic growth in emerging markets. These factors, along with increased geopolitical tensions in the Middle East, added to the volatility and weighed on client confidence and activity levels, with client risk appetite remaining subdued throughout the quarter. This, in turn, affected the performance of all our businesses, with revenues, gross margin and net new money inflows down compared with the prior quarter.

For the third quarter of 2013, we reported a net profit attributable to UBS shareholders of CHF 577 million and diluted earnings per share of CHF 0.15. We recorded an adjusted¹ Group profit before tax of CHF 484 million. Lower revenues reflected declines in net interest and trading income and net fee and commission income only partly offset by a decrease in operating expenses. Other notable factors affecting the result included a net tax benefit of CHF 222 million compared with an expense of CHF 125 million in the prior quarter, and net profit attributable to preferred noteholders of zero compared with CHF 204 million in the prior quarter.

[1]  Unless otherwise indicated, “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level: own credit loss on financial liabilities designated at fair value for the Group of CHF 147 million in 3Q13 (own credit gain of CHF 138 million in 2Q13), gains on sales of real estate for the Group of CHF 207 million (gains on sales of real estate of CHF 19 million in 2Q13), and net restructuring charges of CHF 188 million for the Group in 3Q13 (net charges of CHF 140 million in 2Q13).

1

Third Quarter 2013 Report

Looking at the performance of our businesses in more detail, Wealth Management reported a solid adjusted¹ profit before tax of CHF 617 million. Transactional revenues fell as a result of the aforementioned seasonal slowdown in client activity levels, particularly in Asia Pacific. Consequently, the business’s gross margin was 5 basis points lower at 85 basis points. Despite this, we saw continued net new money inflows from all regions, particularly from Asia Pacific and Switzerland, with total net new money inflows of CHF 5.0 billion in the quarter. Operating expenses declined, mainly as the prior quarter included a charge in relation to the Swiss-UK tax agreement, and due to lower personnel expenses in the third quarter, partly offset by increased charges for provisions for litigation, regulatory and similar matters. The business reported an improved adjusted¹ cost/income ratio which remained comfortably within the target range.

Following its record profit in the prior quarter, Wealth Management Americas delivered an adjusted¹ profit before tax of USD 232 million and invested assets hit a record high of USD 919 billion. The result included trading losses and credit loss expenses related to the Puerto Rico municipal market, and a charge related to the partial settlement of a previously discontinued US defined benefit pension plan. Net fee and commission income was down as transaction-based revenue fell on subdued client activity levels. Managed account fees and interest income, however, continued to grow. Net interest income increased due to higher results from the available-for-sale portfolio. Net new money for the quarter was USD 2.1 billion and, while positive for the thirteenth consecutive quarter, was below the target growth range. The business maintained both its cost/income ratio and its gross margin within target ranges.

Our Retail & Corporate business delivered its best quarterly result in three years. Its adjusted¹ profit before tax increased to CHF 417 million reflecting improved income and lower costs. Revenues were higher and included a gain on sale from the partial divestment of our participation in Euroclear. Lower personnel costs were the main driver of reduced operating expenses. The business met all its performance targets during the quarter. Its cost/income ratio improved and was well within the target range. Net interest margin was down slightly but remained within its target range. Net new business volume growth improved in both our private and corporate businesses and was within its target range. The business was named “Best Domestic Cash Manager” by Euro-money for the third consecutive year.

Our Global Asset Management business delivered an adjusted¹ profit before tax of CHF 130 million. Overall revenues declined as net management fees fell, largely as a result of changes in the asset mix and lower average invested assets during the quarter. Higher performance fees in O’Connor were more than offset by lower performance fees in traditional investments and alternative investment solutions. The business’s gross margin was just below its target range, and its adjusted cost/income ratio was slightly above its target range. Excluding money market flows, net new money outflows were CHF 3.9 billion, mainly from third-party clients.

The Investment Bank delivered an adjusted¹ profit before tax of CHF 335 million and operated well below its risk and balance sheet targets, responding to reduced client demand by deploying fewer resources. Revenues were lower across all businesses reflecting the seasonal slowdown in markets. Costs declined mainly as a result of lower variable compensation charges and the cost/income ratio remained within its target range. We are pleased to see that in a challenging and seasonally slow quarter the business achieved an annualized adjusted¹ RoaE for the third quarter of 16.8%. Lower credit and market risk RWA led to a decrease in fully applied Basel III RWA, which stood at CHF 59 billion at the end of the quarter, consistent with our target of less than CHF 70 billion.

Corporate Center – Core Functions reported an adjusted¹ loss before tax of CHF 540 million, down on the prior quarter, mainly

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

3

Third Quarter 2013 Report

due to higher operating expenses and lower Treasury income. Corporate Center – Non-core and Legacy Portfolio reported an improved adjusted1 loss before tax of CHF 688 million as a result of lower charges for provisions for litigation, regulatory and similar matters and as the prior quarter included an impairment charge related to certain disputed receivables. Revenues in rates and credit portfolios within Non-core decreased as did the gain from the revaluation of our option to acquire the SNB StabFund’s equity within the Legacy Portfolio. We continued to make further progress in reducing balance sheet total assets, which declined by CHF 45 billion. Fully applied BIS Basel III RWA decreased by CHF 9 billion to CHF 69 billion.

As we announced last quarter, we expect to acquire the equity of the SNB StabFund in the fourth quarter of this year. We are pleased to say that we now anticipate that this event would increase our industry-leading fully applied and phase-in BIS Basel III CET1 capital ratios by approximately 100 basis points in the fourth quarter, an increase on the previous guidance of 70–90 basis points and 55–80 basis points respectively. We also expect that any consequential additions to our balance sheet and risk-weighted assets will be de minimis.

In line with our strategy to capture gross cost savings of CHF 5.4 billion by the end of 2015, we continued to implement measures designed to improve our long-term efficiency. During the quarter, we announced the creation of the UBS Nashville Business Solutions Center in the US as part of our strategy to create regional centers of excellence for our support functions. This will allow us to increase operational effectiveness and collaboration across the Americas region, and complements our existing service center in Poland and our outsourcing relationships in India. Our pipeline of almost 120 ongoing efficiency initiatives and planned commitments spans nine Corporate Center functions along with business division-specific measures. We are committed to meeting our projected level of cost savings and these initiatives are contributing to a holistic transformation of how we operate.

At the end of the quarter, we received an order from FINMA announcing the imposition, with effect from 1 October 2013, of a temporary 50% add-on to our advanced measurement approach-based operational risk-related RWA in relation to known or unknown litigation, compliance and other operational risk matters. FINMA informed us that its decision was based on a comparison of recent loss history with the capital underpinning for operational risks. Its assessment is not based upon and does not correspond to the approach required under IFRS for litigation, regulatory and similar matters and other classes of provisions and contingent liabilities. FINMA also committed to review this add-on periodically for possible reduction considering the provisions established and the development of the relevant litigation and other matters over time.

Starting in the fourth quarter of 2013, this temporary add-on is expected to result in additional operational risk-related RWA of approximately CHF 28 billion on both a fully applied and a phase-in basis. Currently, we estimate the effect of this will be to reduce our fully applied Basel III CET1 ratio by 130 basis points. However, the aforementioned 100 basis point contribution from the StabFund means the net effect on our fully applied CET1 ratio will be a reduction of approximately 30 basis points.

Our ability to absorb this event is a prime example of the benefits of our strong capital position and our emphasis on building best-in-class capital ratios. We continue to target a fully applied Basel III CET1

4

ratio of 13% in 2014, and reaffirm our commitment to a total pay-out ratio of greater than 50% after we have achieved this capital target. Without the complete removal of the temporary add-on, our ambition to achieve a Group return on equity of 15% by 2015 will be delayed by at least one year.

Our firm’s longstanding and active community affairs program focuses on promoting education and entrepreneurship, and is supported by the volunteering efforts of our employees across the globe. In the UK, the firm was recently awarded the UK government’s national Big Tick Award for our partnership with the Bridge Academy and our Employee Volunteering program. This came on top of the 25th Anniversary Lord Mayor of London’s Dragon Award in recognition of the achievements of our community affairs program over the past 25 years. In Asia Pacific, we continue to run the UBS Tohoku Project in northeast Japan. Launched in 2011, this is a five-year commitment to help rebuild the region’s infrastructure and provide leadership and business support to restore economic activity. In the Americas, we recently announced new strategic partnerships with Venture for America and American Corporate Partners, organizations which share our commitment to supporting national job creation and community development. UBS Switzerland works with several partners supporting young entrepreneurs and is the main sponsor of the national Young Enterprise Switzerland (YES) competition. Each year, the competition final gives 25 talented college students the opportunity to showcase their products and services to a wider audience.

UBS co-launched the Thun Group of Banks’ discussion paper on banking and human rights. The paper is based on the United Nations’ Guiding Principles on Business and Human Rights in the financial industry and reflects our commitment to promoting and respecting such rights. Additionally, we are pleased to note that UBS was named in the Dow Jones Sustainability Indices (DJSI) during the quarter. The DJSI track the leading sustainability-driven companies worldwide.

Outlook – At the start of the fourth quarter, the fiscal debate in the US highlighted the fact that many of the underlying challenges related to structural fiscal and economic issues remain. Consequently, for the fourth quarter of 2013, client confidence and activity levels may continue to be impacted by the continued absence of sustained and credible improvements to unresolved European sovereign debt and banking system issues and US fiscal and monetary issues, and by the mixed outlook for global growth. This would once again make improvements in prevailing market conditions unlikely, and would consequently generate headwinds for revenue growth, net interest margins and net new money. Nevertheless, we expect that our wealth management businesses will continue to attract net new money, reflecting new and existing clients’ steadfast trust in the firm, and that the actions we have taken will ensure the firm’s long-term success and will deliver sustainable returns for our shareholders.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

5

Third Quarter 2013 Report

UBS key figures

	For the quarter ended			Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12

Group results
Operating income	6,261	7,389	6,290	21,425	19,215
Operating expenses	5,906	6,369	8,816	18,602	19,172
Operating profit/(loss) before tax	356	1,020	(2,526)	2,823	43
Net profit/(loss) attributable to UBS shareholders	577	690	(2,134)	2,255	(576)
Diluted earnings per share (CHF)[1]	0.15	0.18	(0.57)	0.59	(0.15)

Key performance indicators[2], balance sheet and capital management, and additional information
Performance
Return on equity (RoE) (%)	4.9	5.9	(17.3)	6.4	(1.6)
Return on tangible equity (%)[3]	5.9	7.0	9.1	7.6	8.4
Return on risk-weighted assets, gross (%)[4]	10.8	11.7	12.1	11.5	11.9
Return on assets, gross (%)	2.3	2.5	1.8	2.5	1.9
Growth
Net profit growth (%)[5]	(16.4)	(30.2)	N/A	N/A	N/A
Net new money growth (%)[6]	(0.2)	1.8	2.5	1.8	1.7
Efficiency
Cost/income ratio (%)	94.1	86.2	137.3	86.7	99.3

	As of			As of
CHF million, except where indicated	30.9.13	30.6.13	31.12.12	30.9.13	30.9.12
Capital strength
BIS Basel III common equity tier 1 capital ratio (%, phase-in)[7]	17.5	16.2	15.3	17.5
BIS Basel III common equity tier 1 capital ratio (%, fully applied)[7]	11.9	11.2	9.8	11.9
Swiss SRB leverage ratio (%)7, [8]	4.2	3.9	3.6	4.2
Balance sheet and capital management
Total assets	1,049,101	1,129,071	1,259,797	1,049,101	1,366,776
Equity attributable to UBS shareholders	47,403	47,073	45,949	47,403	48,125
Total book value per share (CHF)	12.58	12.49	12.26	12.58	12.85
Tangible book value per share (CHF)	10.89	10.73	10.54	10.89	11.08
BIS Basel III common equity tier 1 capital (phase-in)[7]	38,963	39,398	40,032	38,963
BIS Basel III common equity tier 1 capital (fully applied)[7]	26,019	26,817	25,182	26,019
BIS Basel III risk-weighted assets (phase-in)[7]	222,306	242,626	261,800	222,306
BIS Basel III risk-weighted assets (fully applied)[7]	218,926	239,182	258,113	218,926
BIS Basel III total capital ratio (%, phase-in)[7]	21.8	20.5	18.9	21.8
BIS Basel III total capital ratio (%, fully applied)[7]	14.3	13.5	11.4	14.3

Additional information
Invested assets (CHF billion)[9]	2,339	2,348	2,230	2,339	2,242
Personnel (full-time equivalents)	60,635	60,754	62,628	60,635	63,745
Market capitalization[10]	71,066	61,737	54,729	71,066	43,894

1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    3  Net profit attributable to UBS shareholders before amortization and impairment of goodwill and intangible assets/average equity attributable to UBS shareholders less average goodwill and intangible assets.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 for 2012.    5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    6  Group net new money includes net new money for Retail & Corporate and excludes interest and dividend income.    7  Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    8  SRB: systemically relevant banks.    9  Group invested assets includes invested assets for Retail & Corporate.    10  Refer to the “UBS shares” section of this report for more information.

6

Corporate calendar

Publication of the fourth quarter 2013 report

Tuesday, 4 February 2014

Publication of the Annual Report 2013

Friday, 14 March 2014

Publication of the first quarter 2014 report

Tuesday, 6 May 2014

Annual General Meeting

Wednesday, 7 May 2014

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8820

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8820

US Transfer Agent

For all global registered share-related

queries in the US.

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900, USA

sh-relations@melloninvestor.com

www.bnymellon.com/shareowner/

equityaccess

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1304

© UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
10	Regulatory and legal developments and financial reporting changes
12	UBS Group
2.	UBS business divisions and Corporate Center
22	Wealth Management
26	Wealth Management Americas
30	Investment Bank
34	Global Asset Management
39	Retail & Corporate
42	Corporate Center
3.	Risk and treasury management
50	Risk management and control
64	Balance sheet
67	Liquidity and funding management
71	Capital management
85	UBS shares
4.	Financial information (unaudited)
89	Interim consolidated financial statements
99	Notes to the interim consolidated financial statements
147	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix

157	Information sources

7

Third Quarter 2013 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our leading universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will expand our premier wealth management franchise and drive further growth across the Group. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and approximately 61,000 employees. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Investment Bank

The Investment Bank provides corporate, institutional, and wealth management clients with expert advice, innovative financial solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers investment banking and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including fund set-up, accounting and reporting for both traditional investment funds and alternative funds.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland and maintains a leading position in these client segments. It constitutes a central building block of our universal bank model in Switzerland, delivering growth to our other businesses. It supports them by cross-selling products and services provided by our asset-gathering and investment banking businesses, by referring clients to them and by transferring private clients to Wealth Management when client wealth increases.

Corporate Center

The Corporate Center – Core Functions provides control functions for the business divisions and the Group in such areas as risk control and legal and compliance, as well as finance, which includes treasury services, funding, balance sheet and capital management. In addition, it provides all logistics and support functions including information technology, human resources, corporate development, Group regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical and information security, offshoring and Group-wide operations. Corporate Center – Core Functions allocates most of its treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses previously part of the Investment Bank and the Legacy Portfolio, including certain centrally managed positions such as the SNB StabFund option.

8

UBS Group Management report

Regulatory and legal developments and financial reporting changes

Regulatory and legal developments and financial reporting changes

Regulatory and legal developments

G20 endorses a new global tax standard for the automatic exchange of information

As part of international efforts to fight tax fraud and tax evasion, in September 2013, the G20 Leaders’ Summit endorsed an Organization for Economic Cooperation and Development (OECD) proposal for a single global model for the automatic exchange of information between G20 countries. This new global tax standard is expected to replace the current OECD standard of information exchange on request by the competent authorities. The G20 insisted that confidentiality and the proper use of information exchanged have to be ensured in the process.

The G20 mandated the OECD to work with the G20 countries to present a model for a new standard by February 2014. The start of the automatic exchange of information on tax matters among G20 members is expected by the end of 2015.

While it is difficult to assess the new standard at this time, it would likely have wide-ranging effects on the financial services industry in general and further accelerate the transformation of cross-border banking business in particular.

Approval of FATCA treaty and law by the Swiss Parliament

In order to increase the transparency of investments by US taxpayers outside the US, the US government in 2010 implemented the Foreign Account Tax Compliance Act (FATCA), which requires financial institutions worldwide to report US tax persons’ account information to the US Internal Revenue Service (IRS).

Switzerland and the United States signed an intergovernmental agreement in February 2013 concerning the implementation of FATCA in Switzerland. This agreement and the implementation of the corresponding FATCA law were subsequently approved by the two chambers of the Swiss Parliament in June and September 2013, respectively. Both the FATCA agreement and the implementing act are scheduled to come into force in the first half of 2014, subject to an optional referendum on the issue in Switzerland.

The FATCA legislation adopted in the US affects all UBS businesses serving US persons. We are therefore closely monitoring any further refinements made by the IRS as well as developments relating to FATCA in the jurisdictions relevant to UBS and making the necessary preparations for possible implementation.

Parliamentary discussion of mandatory separation of banking activities in Switzerland

In September 2013, the Swiss National Council approved two motions for the mandatory structural reform of banks in Switzerland that would, if adopted also by the Council of States, result in the submission to Parliament of a law imposing separation of certain investment banking activities from systemically relevant activities such as retail and commercial banking. No date has been set for the debate. It is unclear if, when and in what form a law will be adopted.

Advanced Measurement Approach (AMA)-based operational risk-related RWA

UBS has received an order from FINMA announcing the imposition, with effect from 1 October 2013, of a temporary 50% add-on to UBS’s AMA-based operational risk-related RWA in relation to known or unknown litigation, compliance and other operational risk matters. FINMA informed UBS that its decision was based on a comparison of recent loss history with the capital underpinning for operational risks. Its assessment is not based upon and does not correspond to the approach required under International Financial Reporting Standards (IFRS) for litigation, regulatory and similar matters and other classes of provisions and contingent liabilities. Starting in the fourth quarter of 2013, this temporary FINMA add-on is expected to result in additional operational risk-related RWA of approximately CHF 28 billion on both a fully applied and a phase-in basis. FINMA will review this temporary add-on periodically for possible reduction considering the provisions established and the development of the relevant litigation and other matters over time.

The FINMA order has not led us to change our 13% target for our Basel III fully applied common equity tier 1 ratio, which we still aim to achieve in 2014. We believe, however, that the higher capital levels implied by the order if the temporary RWA add-on is not completely eliminated will delay the achievement of our targeted 15% return on equity for the Group by at least one year.

è	Refer to the “Capital management” section of this report for more information on the impact of this order on our BIS Basel III capital ratios

Legal entity structures

As we have previously announced, we continue to assess the need for and feasibility of changes to our legal entity structure in light of regulatory trends and requirements. Among these are regulatory requirements addressing the “too-big-to-fail” (TBTF) issue, which will cause financial institutions to modify their legal entity structures to facilitate resolution in the event of a failure.

Swiss TBTF requirements require systemically important banks, including UBS, to put in place viable emergency plans to continue providing systemically important functions despite a failure, to the

10

UBS Group

extent that such activities are not sufficiently separated in advance. The Swiss TBTF law provides for the possibility of a limited reduction of capital requirements for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required. In view of these factors, UBS intends to establish a new banking subsidiary of UBS AG in Switzerland. The scope of this potential future subsidiary’s business is still being determined, but we would currently expect it to include our Retail & Corporate business division and likely the Swiss-booked business within our Wealth Management business division. We expect to implement this change in a phased approach starting in mid-2015. This structural change is being discussed on an ongoing basis with FINMA, and remains subject to a number of uncertainties that may affect its feasibility, scope or timing.

UBS’s capital strength will continue to be the foundation of our success. Our strategy will remain centered on our wealth management businesses and our leading position as a universal bank in Switzerland, supported by our Global Asset Management business and our Investment Bank. This process will not require the bank to raise additional equity capital, and will not materially affect our capital-generating capability.

Financial reporting changes

Changes to the financial reporting structures of Wealth Management Americas and Corporate Center

In the third quarter of 2013, the risk management responsibility for a portfolio of financial investments available-for-sale and associated cash and balances with central banks was transferred from Wealth Management Americas to Group Treasury within Corporate Center – Core Functions. Following this transfer, net interest income associated with that portfolio has been allocated back to Wealth Management Americas, whereas realized gains and losses arising from the sales and impairments of individual financial investments are retained by Group Treasury. Prior period segment information was restated for this change.

è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information

Changes to the presentation or definition of certain key performance indicators

To improve quarter-on-quarter comparability, we are providing, with effect from the third quarter of 2013, annualized quarterly data for the key performance indicators (KPIs) “return on equity,” “return on attributed equity,” “return on risk-weighted assets” and “return on assets.” The annualized quarterly values are calculated by annualizing the respective return for the quarter then ended and dividing this annualized amount by the average of the relevant opening and closing base component for that quarter.

In addition, we have changed the definition of our Wealth Management Americas KPI “recurring income as a percentage of total operating income” to “recurring income as a percentage of income” to exclude credit loss (expense) or recovery. The change of the denominator to “income” from “total operating income” makes this KPI more consistent with the KPIs “gross margin on invested assets”, “return on assets,” “return on risk-weighted assets” and “cost/income ratio,” which are already based on “income” as opposed to “operating income,” thereby also excluding credit loss (expense) or recovery. The effect on our figures of this new basis of calculation was immaterial, but prior periods were restated to reflect the change in definition.

è	Refer to the “Measurement of performance” section of our Annual Report 2012 for more information on key performance indicators

11

UBS Group

UBS Group

Net profit attributable to UBS shareholders for the third quarter of 2013 was CHF 577 million compared with CHF 690 million in the second quarter of 2013. Operating profit before tax was CHF 356 million compared with CHF 1,020 million in the prior quarter. Operating income decreased by CHF 1,128 million, mainly due to declines in net interest and trading income and net fee and commission income, partly due to lower client activity. The decline in operating income was partly offset by a CHF 463 million decrease in operating expenses, primarily as a result of lower personnel expenses and decreased general and administrative expenses. Furthermore, we recorded a net tax benefit of CHF 222 million compared with an expense of CHF 125 million in the prior quarter and net profit attributable to preferred noteholders was zero compared with CHF 204 million in the prior quarter.

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Interest income	3,147	3,541	3,891	(11)	(19)	10,172	12,418
Interest expense	(1,596)	(2,333)	(2,363)	(32)	(32)	(5,932)	(7,912)
Net interest income	1,551	1,208	1,528	28	2	4,240	4,506
Credit loss (expense)/recovery	(17)	(3)	(129)	467	(87)	(35)	(94)
Net interest income after credit loss expense	1,534	1,205	1,399	27	10	4,204	4,412
Net fee and commission income	3,831	4,236	3,917	(10)	(2)	12,190	11,404
Net trading income	543	1,760	808	(69)	(33)	4,526	3,148
of which: net trading income excluding own credit	690	1,621	1,671	(57)	(59)	4,715	4,936
of which: own credit on financial liabilities designated at fair value	(147)	138	(863)		(83)	(189)	(1,788)
Other income	353	188	166	88	113	505	250
Total operating income	6,261	7,389	6,290	(15)	0	21,425	19,215
Personnel expenses	3,567	3,855	3,802	(7)	(6)	11,522	10,723
General and administrative expenses	2,126	2,299	1,761	(8)	21	6,424	4,810
Depreciation and impairment of property and equipment	191	196	184	(3)	4	595	521
Impairment of goodwill	0	0	3,030		(100)	0	3,030
Amortization and impairment of intangible assets	21	20	39	5	(46)	61	87
Total operating expenses	5,906	6,369	8,816	(7)	(33)	18,602	19,172
Operating profit/(loss) before tax	356	1,020	(2,526)	(65)		2,823	43
Tax expense/(benefit)	(222)	125	(394)		(44)	361	394
Net profit/(loss)	578	895	(2,133)	(35)		2,462	(352)
Net profit/(loss) attributable to preferred noteholders	0	204	0	(100)		204	220
Net profit/(loss) attributable to non-controlling interests	1	1	1	0	0	3	4
Net profit/(loss) attributable to UBS shareholders	577	690	(2,134)	(16)		2,255	(576)

Comprehensive income
Total comprehensive income	20	578	(2,247)	(97)		2,158	684
Total comprehensive income attributable to preferred noteholders	(57)	572	0			572	213
Total comprehensive income attributable to non-controlling interests	2	(1)	2		0	2	14
Total comprehensive income attributable to UBS shareholders	76	6	(2,248)			1,585	457

12

UBS Group

Adjusted results1, 2

	For the quarter ended 30.9.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Invest- ment Bank	Global Asset Manage- ment	Retail & Corporate	CC – Core Functions[7]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,837	1,610	1,707	447	958	(197)	(100)	6,261
of which: own credit on financial liabilities designated at fair value[3]						(147)		(147)
of which: gains on sales of real estate[4]						207		207
Operating income (adjusted)	1,837	1,610	1,707	447	958	(257)	(100)	6,201

Operating expenses as reported	1,282	1,408	1,456	329	556	282	593	5,906
of which: personnel-related restructuring charges[5]	14	4	9	1	5	2	0	34
of which: other restructuring charges[5]	48	9	75	11	10	(3)	5	154
Operating expenses (adjusted)	1,220	1,395	1,372	317	541	283	588	5,718

Operating profit/(loss) before tax as reported	555	202	251	118	402	(479)	(693)	356
Operating profit/(loss) before tax (adjusted)	617	215	335	130	417	(540)	(688)	484

	For the quarter ended 30.6.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Investment Bank	Global Asset Manage- ment	Retail & Corporate	CC – Core Functions[7]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,953	1,680	2,250	489	948	(5)	73	7,389
of which: own credit on financial liabilities designated at fair value[3]						138		138
of which: gains on sales of real estate[4]						19		19
Operating income (adjusted)	1,953	1,680	2,250	489	948	(162)	73	7,232

Operating expenses as reported	1,396	1,449	1,475	352	571	126	1,001	6,369
of which: personnel-related restructuring charges[5]	41	5	14	9	7	3	17	96
of which: other restructuring charges[5]	9	5	17	5	6	1	2	44
Operating expenses (adjusted)	1,346	1,439	1,444	338	558	121	983	6,229

Operating profit/(loss) before tax as reported	557	232	775	138	377	(131)	(927)	1,020
Operating profit/(loss) before tax (adjusted)	607	242	806	152	390	(283)	(909)	1,003

	For the quarter ended 30.9.12
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Investment Bank	Global Asset Manage- ment	Retail & Corporate	CC – Core Functions[7]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,789	1,498	1,833	468	932	(702)	471	6,290
of which: own credit on financial liabilities designated at fair value[3]						(863)		(863)
of which: gains on sales of real estate[4]						1		1
Operating income (adjusted)	1,789	1,498	1,833	468	932	160	471	7,152

Operating expenses as reported	1,207	1,340	1,741	342	537	115	3,535	8,816
of which: impairment of goodwill and other non-financial assets[6]							3,064	3,064
of which: personnel-related restructuring charges[5]	(2)	0	(13)	0	0	(2)	(1)	(18)
of which: other restructuring charges[5]	(2)	1	(2)	0	0	(1)	0	(4)
Operating expenses (adjusted)	1,211	1,339	1,756	342	537	118	472	5,774

Operating profit/(loss) before tax as reported	582	158	92	126	395	(817)	(3,063)	(2,526)
Operating profit/(loss) before tax (adjusted)	578	159	77	126	395	42	0	1,378

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    3   Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    4  In previous reporting periods, results were not adjusted for this item. Prior periods were restated.    5  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for more information.    6  Refer to “Note 17 Goodwill and intangible assets” in our Annual Report 2012 for more information.    7   Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.

13

UBS Group

Performance: 3Q13 vs 2Q13

Operating profit before tax was CHF 356 million in the third quarter of 2013 compared with CHF 1,020 million in the prior quarter, mainly reflecting a CHF 1,128 million decrease in operating income due to declines in both net interest and trading income and net fee and commission income, partly offset by a CHF 463 million reduction in operating expenses.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the third quarter, the items that we excluded were an own credit loss of CHF 147 million, gains on sales of real estate of CHF 207 million and net restructuring charges of CHF 188 million. For the second quarter, the items we excluded were an own credit gain of CHF 138 million, gains on sales of real estate of CHF 19 million and net restructuring charges of CHF 140 million.

On this adjusted basis, profit before tax was CHF 484 million compared with CHF 1,003 million in the prior quarter. Adjusted operating income declined by CHF 1,031 million, mainly reflecting a CHF 589 million reduction in net interest and trading income, primarily in the Investment Bank, partly due to lower client activity, and in Corporate Center – Non-core and Legacy Portfolio. In addition, net fee and commission income declined by CHF 405 million, primarily in the Investment Bank and our wealth management businesses, mainly due to lower client activity. The decline in adjusted operating income was partly offset by lower adjusted operating expenses, which decreased by CHF 511 million. This cost reduction was mainly due to a CHF 190 million decline in expenses for salaries and variable compensation, a CHF 72 million reduction in charges for provisions for litigation, regulatory and similar matters, and the fact that the prior quarter included a charge of CHF 106 million related to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables.

Operating income: 3Q13 vs 2Q13

Total operating income was CHF 6,261 million compared with CHF 7,389 million. On an adjusted basis, total operating income was CHF 6,201 million compared with CHF 7,232 million, primarily reflecting reduced net interest and trading income and lower net fee and commission income.

Net interest and trading income

Net interest and trading income decreased by CHF 874 million to CHF 2,094 million. The third quarter of 2013 included an own credit loss on financial liabilities designated at fair value of CHF 147 million, primarily reflecting the tightening of our funding spreads over the quarter, compared with an own credit gain of CHF 138 million in the prior quarter. Excluding the effect of own credit, net interest and trading income decreased by CHF 589 million, mainly due to lower revenues in the Investment Bank and Non-core and Legacy Portfolio.

Within the Investment Bank, Investor Client Services net interest and trading income decreased by CHF 237 million, primarily reflecting lower equity derivatives trading revenues as all regions reported lower revenues due to a reduction in client activity as well as weaker trading performance. Furthermore, foreign exchange revenues declined, mainly due to lower revenues in the spot and options businesses as client activity in G10 currencies reduced, in line with seasonal trends. This was partly offset by an improvement in emerging

Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12

Net interest and trading income
Net interest income	1,551	1,208	1,528	28	2	4,240	4,506
Net trading income	543	1,760	808	(69)	(33)	4,526	3,148
Total net interest and trading income	2,094	2,968	2,336	(29)	(10)	8,765	7,654

Wealth Management	701	744	689	(6)	2	2,171	2,059
Wealth Management Americas	350	327	304	7	15	983	937
Investment Bank	947	1,281	804	(26)	18	4,061	2,778
of which: Corporate Client Solutions	134	231	37	(42)	262	862	383
of which: Investor Client Services	813	1,050	767	(23)	6	3,199	2,395
Global Asset Management	(5)	5	(3)		67	5	4
Retail & Corporate	612	636	620	(4)	(1)	1,857	1,833
Corporate Center	(510)	(24)	(77)		562	(312)	43
of which: Core Functions	(396)	(61)	(759)	549	(48)	(732)	(1,588)
of which: own credit on financial liabilities designated at fair value	(147)	138	(863)		(83)	(189)	(1,788)
of which: Non-core and Legacy Portfolio	(115)	37	682			420	1,631
Total net interest and trading income	2,094	2,968	2,336	(29)	(10)	8,765	7,654

14

UBS Group

market short-term interest rate businesses due to increased client activity as liquidity improved. Corporate Client Solutions net interest and trading income decreased by CHF 97 million, mainly due to a decrease in financing solutions on lower revenues in the structured financing and real estate finance businesses.

In the Non-core and Legacy Portfolio, net interest and trading income decreased by CHF 152 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 69 million in the third quarter, primarily due to mark-to-market gains on the fund’s assets, compared with a gain of CHF 119 million in the prior quarter. Legacy Portfolio income excluding the SNB StabFund option also decreased, mainly due to credit-related markdowns during the third quarter while the prior quarter included trading gains on reference-linked note portfolios. Non-core revenues declined, mainly due to increases in credit valuation adjustment reserves and negative debit valuation adjustments on derivatives of CHF 47 million compared with negative CHF 21 million in the prior quarter.

Corporate Center – Core Functions net interest and trading income, excluding the effect of own credit, decreased by CHF 50 million, mainly resulting from a loss of CHF 54 million from interest rate swaps related to our macro cash flow hedge models compared with a loss of CHF 24 million in the prior quarter.

Net interest and trading income in Wealth Management decreased by CHF 43 million, mainly due to lower client trading activity in foreign exchange-related products and precious metals in all regions, particularly in Asia Pacific and Switzerland. Net interest and trading income in Retail & Corporate and Global Asset Management decreased by CHF 24 million and CHF 10 million, respectively. Wealth Management Americas net interest and trading revenues increased by CHF 23 million.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information on own credit
è	Refer to the “Capital management” section of this report for more information about our intention to exercise the option to acquire the SNB StabFund’s equity

Credit loss expense/recovery

We recorded a net credit loss expense of CHF 17 million compared with a net credit loss expense of CHF 3 million in the prior quarter.

The third quarter included a net credit loss expense in Wealth Management Americas of CHF 19 million, mostly related to securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

In Retail & Corporate, net credit loss recoveries were CHF 2 million in the third quarter compared with net credit loss expenses of CHF 3 million in the previous quarter. The third quarter included net new specific credit loan loss allowances of CHF 22 million compared with CHF 44 million in the prior quarter, reflecting adjustments on existing positions as well as a small number of new workout cases that were individually reviewed, downgraded and impaired. This was more than offset by a release of CHF 24 million in collective loan loss allowances in the third quarter compared with a release of CHF 41 million in the prior quarter. The third quarter release was mainly due to the ongoing review of the portfolio.

è	Refer to the discussions of credit loss expense/recovery in the “UBS business divisions and Corporate Center” section of this report for more information

Net fee and commission income

Net fee and commission income decreased by CHF 405 million to CHF 3,831 million.

Net brokerage fees decreased by CHF 165 million to CHF 711 million, mainly in the Investment Bank and also in our wealth management businesses, in each case primarily due to lower client activity.

Total underwriting fees decreased by CHF 98 million to CHF 265 million, reflecting a decrease of CHF 53 million in debt underwriting fees and a decrease of CHF 46 million in equity underwriting fees, in both cases primarily in the Investment Bank.

Investment fund fees decreased by CHF 95 million to CHF 893 million. This decrease was primarily due to a decline in Wealth Management resulting mainly from the migration to retrocession-free products for investment mandates and a decrease in the invested asset base, which peaked in the middle of the prior quarter.

Merger and acquisition and corporate finance fees decreased by CHF 46 million to CHF 120 million, largely due to reduced activity.

Credit loss (expense)/recovery

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Wealth Management	0	1	0	(100)		(11)	0
Wealth Management Americas	(19)	0	2			(19)	1
Investment Bank	0	4	6	(100)	(100)	3	5
Retail & Corporate	2	(3)	(13)			(1)	(8)
Corporate Center	(1)	(5)	(125)	(80)	(99)	(7)	(92)
of which: Non-core and Legacy Portfolio	(1)	(5)	(125)	(80)	(99)	(7)	(92)
Total	(17)	(3)	(129)	467	(87)	(35)	(94)

15

UBS Group

Operating expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Personnel expenses (adjusted)[1]
Salaries	1,487	1,576	1,623	(6)	(8)	4,713	5,105
Total variable compensation	647	746	780	(13)	(17)	2,451	2,334
of which: relating to current year[2]	464	576	548	(19)	(15)	1,800	1,510
of which: relating to prior years[3]	183	170	232	8	(21)	651	824
Wealth Management Americas: Financial advisor compensation[4]	774	813	741	(5)	4	2,362	2,134
Other personnel expenses[5]	624	622	675	0	(8)	1,880	1,895
Total personnel expenses (adjusted)[1]	3,533	3,759	3,820	(6)	(8)	11,406	11,469
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	586	658	239	(11)	145	1,622	468
Other non-personnel expenses[6]	1,598	1,813	1,715	(12)	(7)	5,000	4,904
Total non-personnel expenses (adjusted)[1]	2,184	2,471	1,954	(12)	12	6,622	5,372
Adjusting items	188	140	3,042	34	(94)	574	2,331
of which: personnel-related restructuring charges	34	96	(18)	(65)		116	100
of which: other restructuring charges	154	44	(4)	250		458	13
of which: impairment of goodwill and other non-financial assets[7]			3,064				3,064
of which: credits related to changes to the Swiss pension plan and a retiree benefit plan in the US8							(846)
Total operating expenses as reported	5,906	6,369	8,816	(7)	(33)	18,602	19,172

1  Excluding adjusting items.    2  Includes expenses relating to performance awards and other variable compensation for the respective performance year.    3  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    4  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    5  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    6  Includes general and administrative expenses excluding charges for provisions for litigation, regulatory and similar matters, as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.    7  Refer to “Note 17 Goodwill and intangible assets” in our Annual Report 2012 for more information.    8  Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.

Portfolio management and advisory fees decreased by CHF 20 million to CHF 1,657 million, mainly due to lower performance and management fees from the traditional investment businesses in Global Asset Management.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 353 million in the third quarter compared with CHF 188 million in the prior quarter.

Other income excluding income from financial investments available-for-sale and income related to associates and subsidiaries increased by CHF 184 million to CHF 279 million, mainly due to gains on sales of real estate of CHF 207 million in the third quarter, primarily in Switzerland, compared with CHF 19 million in the prior quarter. Income from financial investments available-for-sale was CHF 61 million in the third quarter compared with CHF 59 million in the prior quarter. The third quarter included a net gain of CHF 45 million resulting from the partial divestment of our participation in Euroclear. Income related to associates and subsidiaries declined by CHF 21 million to CHF 13 million in the third quarter.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 3Q13 vs 2Q13

Total operating expenses decreased by CHF 463 million to CHF 5,906 million. Restructuring charges were CHF 188 million in the third quarter compared with CHF 140 million in the prior quarter. On an adjusted basis, total operating expenses decreased by CHF 511 million to CHF 5,718 million, mainly due to a CHF 190 million decline in expenses for salaries and variable compensation and a CHF 72 million reduction in charges for provisions for litigation, regulatory and similar matters. In addition, the prior quarter included a charge of CHF 106 million related to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables.

è	Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for more information on restructuring charges
è	Refer to the “Regulatory and legal developments and financial reporting changes” section of our second quarter 2013 report for more information on the charge in relation to the Swiss-UK tax agreement

Personnel expenses

Personnel expenses decreased by CHF 288 million to CHF 3,567 million. The third quarter included net charges of CHF 34 million in personnel-related restructuring expenses compared with CHF 96

16

UBS Group

million in the prior quarter. On an adjusted basis excluding the effects of restructuring, personnel expenses decreased by CHF 226 million to CHF 3,533 million.

Excluding the effects of restructuring, total variable compensation decreased by CHF 99 million, mainly reflecting lower business performance. The charge for the amortization of deferred compensation awards from prior years increased by CHF 13 million to CHF 183 million, primarily as the prior quarter included the downward effect of finalizing the prior year compensation accrual, partly offset by increased forfeiture credits in the third quarter.

Expenses for salaries, excluding the effects of restructuring, decreased by CHF 89 million, mainly reflecting a credit related to the release of accruals for untaken vacation in the third quarter compared with a small expense in the prior quarter following the usual seasonal pattern, as well as reduced staff levels.

Financial advisor compensation in Wealth Management Americas decreased by CHF 39 million, corresponding with lower transaction-based revenues.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 173 million to CHF 2,126 million in the third quarter. Excluding net restructuring charges of CHF 146 million in the third quarter, which mainly related to onerous lease contracts, and net restructuring charges of CHF 42 million in the second quarter, general and administrative expenses decreased by CHF 277 million.

Net charges for provisions for litigation, regulatory and similar matters decreased by CHF 72 million to CHF 586 million, primarily due to lower provisions for claims related to sales of residential mortgage-backed securities and mortgages. In view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of claims and regulatory matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels through 2014. Residual general and administrative expenses decreased by CHF 205 million excluding restructuring charges, mainly as the second quarter included a charge of CHF 106 million related to the Swiss-UK tax agreement, allocated predominantly to Wealth Management, and an impairment charge of CHF 87 million in Non-core and Legacy Portfolio related to certain disputed receivables.

The levy imposed by the UK on bank liabilities is expected to increase general and administrative expenses in the fourth quarter of 2013 by approximately CHF 150 million. Third quarter results were not affected by this levy.

è	Refer to “Note 7 General and administrative expenses” and “Note 17 Provisions and contingent liabilities” in the “Financial information” section of this report for more information
è	Refer to the “Regulatory and legal developments and financial reporting changes” section of our second quarter 2013 report for more information on the charge in relation to the Swiss-UK tax agreement

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 191 million in the third quarter compared with CHF 196 million in the prior quarter.

Amortization and impairment of intangible assets was CHF 21 million in the third quarter compared with CHF 20 million in the prior quarter.

Tax: 3Q13 vs 2Q13

We recognized a net income tax benefit of CHF 222 million in the third quarter of 2013, which included a net upward revaluation of deferred tax assets recognized of CHF 384 million, mainly relating to the US, reflecting updated profit forecasts. This was partially offset by a tax expense of CHF 125 million with respect to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward used to offset taxable profits for the quarter, and tax expenses of CHF 37 million in respect of taxable profits of Group entities.

For the second quarter of 2013, we recognized a net income tax expense of CHF 125 million in respect of taxable profits of Group entities. In the fourth quarter of 2013, we expect to recognize a net upward revaluation of deferred tax assets of CHF 128 million. We are currently forecasting a tax rate in the region of 30% for 2014 excluding the effects on the tax rate from any reassessment of unrecognized deferred tax assets, which is expected in the second half of the year.

Total comprehensive income attributable to UBS shareholders: 3Q13 vs 2Q13

Total comprehensive income attributable to UBS shareholders was CHF 76 million in the third quarter of 2013 compared with CHF 6 million in the prior quarter. Net profit attributable to UBS shareholders was CHF 577 million compared with a net profit of CHF 690 million. Other comprehensive income (OCI) attributable to UBS shareholders was negative CHF 501 million (net of tax) compared with negative CHF 684 million.

OCI in the third quarter included foreign currency translation losses of CHF 616 million (net of tax), predominantly related to a weakening of the US dollar against the Swiss franc, compared with losses of CHF 201 million in the prior quarter.

OCI associated with the macro cash flow hedge accounting models was negative CHF 83 million (net of tax) compared with negative CHF 873 million in the previous quarter, mainly reflecting a slight increase in long-term interest rates across all major currencies.

OCI associated with financial investments available-for-sale was negative CHF 7 million (net of tax) compared with negative CHF 129 million in the prior quarter mainly as a result of net unrealized gains in the third quarter compared with net unrealized losses in the prior quarter.

Net gains on defined benefit plans (net of tax) were CHF 205 million in the third quarter compared with net gains of CHF 520 million in the previous quarter. The third quarter net gains mainly

17

UBS Group

related to the Swiss pension plan, primarily resulting from an increase in the fair value of the underlying plan assets as well as from a reduction in the defined benefit obligation (DBO), largely due to an increase in the applicable discount rate. This was partly offset by net losses on non-Swiss pension plans, mainly reflecting an increase in the net defined pension liability for the UK pension plan due to a lower discount rate which increased the DBO, partly offset by an increase in the fair value of the underlying plan assets.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information

Net profit attributable to preferred noteholders: 3Q13 vs 2Q13

There was no net profit attributable to preferred noteholders in the third quarter compared with CHF 204 million in the second quarter when dividends of CHF 172 million were paid for preferred notes, for which no accrual was required to be established in a prior period. Additionally, the second quarter included an accrual of CHF 32 million for future dividend payments triggered by the dividend payment to UBS shareholders in May 2013.

We expect net profit attributable to preferred noteholders of approximately CHF 115 million in 2014 and 2015.

Performance by reporting segment: 3Q13 vs 2Q13

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 3Q13 vs 2Q13

Cost/income ratio

The cost/income ratio was 94.1% in the third quarter compared with 86.2% in the prior quarter. On an adjusted basis, the cost/income ratio increased to 91.9% from 86.1%.

Risk-weighted assets

Our phase-in Basel III RWA decreased by CHF 20.3 billion to CHF 222.3 billion in the third quarter of 2013. On a fully applied basis, Basel III RWA decreased by CHF 20.3 billion to CHF 218.9 billion, mainly due to a CHF 15.4 billion reduction in credit risk RWA and a CHF 4.9 billion reduction in market risk RWA. The decline in credit risk RWA was mainly due to a reduction in RWA for advanced credit valuation adjustments of CHF 6.2 billion, a reduction in the drawn and undrawn exposures of CHF 3.7 billion, and a decrease in RWA related to derivatives of CHF 3.5 billion. The decline in market risk RWA was due to a CHF 1.9 billion decrease in the comprehensive risk measure, a decline of CHF 1.1 billion in the incremental risk charge, CHF 1.2 billion lower stressed value-at-risk-based RWA and a CHF 0.7 billion reduction in value-at-risk-based RWA.

è	Refer to the “Investment Bank”, “Corporate Center” and “Capital management” sections of this report for more information

Net new money

In Wealth Management, net new money inflows were CHF 5.0 billion, down from CHF 10.1 billion in the prior quarter. All regions contributed to the net inflows. In Europe, net new money was slightly positive despite ongoing cross-border outflows. Net new money in Asia Pacific was below the prior quarter due to lower

Net new money1

	For the quarter ended			Year-to-date
CHF billion	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12
Wealth Management	5.0	10.1	7.7	30.1	23.9
Wealth Management Americas	1.9	2.7	4.6	13.2	12.5
Global Asset Management	(7.5)	(2.0)	1.7	(12.5)	(10.0)
of which: non-money market flows	(3.9)	(1.3)	(0.7)	(0.2)	(2.2)
of which: money market flows	(3.6)	(0.6)	2.5	(12.4)	(7.8)
[1] Net new money excludes interest and dividend income.
Invested assets
	As of			% change from
CHF billion	30.9.13	30.6.13	30.9.12	30.6.13	30.9.12
Wealth Management	871	862	816	1	7
Wealth Management Americas	831	843	783	(1)	6
Global Asset Management	580	586	588	(1)	(1)

18

UBS Group

client demand for Lombard loans. On a global basis, net new money from ultra high net worth clients was CHF 5.1 billion compared with CHF 9.3 billion of net inflows in the previous quarter.

In Wealth Management Americas, net new money totaled CHF 1.9 billion or USD 2.1 billion compared with CHF 2.7 billion or USD 2.8 billion in the second quarter. This decline was mainly due to lower inflows from net recruiting of financial advisors as well as lower inflows from Global Family Office clients. These decreases were partially offset by higher inflows from financial advisors employed with UBS for more than one year as the prior quarter included client withdrawals of around CHF 2.2 billion or USD 2.5 billion associated with annual income tax payments. Including interest and dividend income, net new money was CHF 6.9 billion or USD 7.5 billion compared with CHF 7.9 billion or USD 8.4 billion in the prior quarter.

In Global Asset Management, excluding money market flows, net new money outflows were CHF 3.9 billion compared with net outflows of CHF 1.3 billion. Of this, net outflows from third parties were CHF 3.7 billion compared with net inflows of CHF 1.6 billion in the second quarter, as net inflows into equities were more than offset by net outflows from most other asset classes. Also excluding money market flows, net outflows from clients of UBS’s wealth management businesses were CHF 0.3 billion compared with net outflows of CHF 3.0 billion in the second quarter, as net inflows from clients serviced from the Americas were more than offset by net outflows from all other regions. Total money market net outflows were CHF 3.6 billion in the third quarter compared with net outflows of CHF 0.6 billion in the prior quarter. The money market net outflows in the third quarter were primarily from clients serviced from the Americas and largely due to an initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities.

è	Refer to the discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets in Wealth Management increased by CHF 9 billion to CHF 871 billion due to positive market performance of CHF 17 billion and net new money inflows of CHF 5 billion, partly offset by negative currency translation effects of CHF 13 billion.

Invested assets in Wealth Management Americas decreased by CHF 12 billion to CHF 831 billion. In US dollar terms, invested assets increased by USD 27 billion to USD 919 billion, reflecting positive market performance of USD 25 billion as well as continued net new money inflows.

Invested assets in Global Asset Management decreased by CHF 6 billion to CHF 580 billion as of 30 September 2013 compared with CHF 586 billion as of 30 June 2013 due to negative currency translation effects of CHF 13 billion and net new money outflows, partly offset by positive market performance of CHF 13 billion.

è	Refer to the discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel

We employed 60,635 personnel as of 30 September 2013, a reduction of 119 compared with 60,754 personnel as of 30 June 2013. Personnel decreased in the Investment Bank by 261, mainly as a result of our ongoing cost reduction programs, and in Global Asset Management by 13, partly offset by increases in Wealth Management Americas of 85, Retail & Corporate of 36, Corporate Center of 23 and Wealth Management of 10.

è	Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel by business division and Corporate Center
		As of		% change from
Full-time equivalents	30.9.13	30.6.13	30.9.12	30.6.13	30.9.12
Wealth Management	16,369	16,359	16,340	0	0
Wealth Management Americas	16,328	16,243	16,182	1	1
Investment Bank	11,877	12,138	14,291	(2)	(17)
Global Asset Management	3,747	3,760	3,799	0	(1)
Retail & Corporate	9,568	9,532	10,227	0	(6)
Corporate Center	2,747	2,724	2,907	1	(6)
of which: Core Functions	1,139	1,006	516	13	121
of which: Non-core and Legacy Portfolio	1,608	1,718	2,391	(6)	(33)
Total	60,635	60,754	63,745	0	(5)
of which: Corporate Center personnel (before allocations)[1]	24,333	24,568	26,462	(1)	(8)
[1] Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).

19

UBS Group

Personnel by region

		As of		% change from
Full-time equivalents	30.9.13	30.6.13	30.9.12	30.6.13	30.9.12
Americas	21,436	21,360	22,565	0	(5)
of which: USA	20,161	20,082	21,376	0	(6)
Asia Pacific	7,127	7,173	7,617	(1)	(6)
Europe, Middle East and Africa	10,137	10,206	10,973	(1)	(8)
of which: UK	5,695	5,826	6,613	(2)	(14)
of which: Rest of Europe	4,286	4,224	4,184	1	2
of which: Middle East and Africa	156	156	176	0	(11)
Switzerland	21,936	22,015	22,590	0	(3)
Total	60,635	60,754	63,745	0	(5)

Performance: 9M13 vs 9M12

Net profit attributable to UBS shareholders was CHF 2,255 million in the first nine months of 2013 compared with a net loss of CHF 576 million in the same period of 2012.

Operating profit before tax was CHF 2,823 million compared with CHF 43 million. Adjusted profit before tax decreased by CHF 773 million to CHF 3,386 million from CHF 4,159 million, as higher charges for provisions for litigation, regulatory and similar matters were only partly offset by increased adjusted operating income.

For the first nine months of 2013, adjusting items were net restructuring charges of CHF 574 million, net gains on sales of real estate of CHF 227 million, an own credit loss of CHF 189 million, a net loss of CHF 92 million incurred on the buyback of debt in a public tender offer, a gain of CHF 34 million on the disposal of Global Asset Management’s Canadian domestic business and a net gain of CHF 31 million on the sale of our remaining proprietary trading business. For the same period in 2012, adjusting items were the impairment of goodwill and other non-financial assets of CHF 3,064 million, an own credit loss of CHF 1,788 million, the effects of changes to the Swiss pension plan of CHF 730 million, the effects of changes to a retiree benefit plan in the US of CHF 116 million, net restructuring charges of CHF 113 million, and net gains on sales of real estate of CHF 3 million.

Operating income increased by CHF 2,210 million. On an adjusted basis, operating income increased by CHF 414 million to CHF 21,414 million, mainly as net fee and commission income increased by CHF 786 million, primarily in our wealth management businesses. This was partly offset by lower net interest and trading income, which declined by CHF 488 million on an adjusted basis, primarily due to declines in Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Core Functions, partly offset by increased revenues in the Investment Bank, partly as the first nine months of 2012 included a loss of CHF 349 million related to the Facebook initial public offering.

Operating expenses decreased by CHF 570 million. On an adjusted basis, operating expenses increased by CHF 1,187 million to CHF 18,028 million, mainly due to CHF 1,154 million higher net charges for provisions for litigation, regulatory and similar matters. Furthermore, the first nine months of 2013 included a charge of CHF 106 million related to the Swiss-UK tax agreement, allocated predominantly to Wealth Management, and an impairment charge of CHF 87 million in Non-core and Legacy Portfolio related to certain disputed receivables. Adjusted personnel expenses decreased by CHF 63 million, reflecting lower salary expenses due to the measures taken as part of our cost reduction programs, partly offset by increased financial advisor compensation in Wealth Management Americas and increased total variable compensation.

20

UBS business divisions and Corporate Center Management report

21

Wealth Management

Wealth Management

Profit before tax was CHF 555 million in the third quarter of 2013, broadly unchanged compared with CHF 557 million in the prior quarter. Operating income declined by CHF 116 million to CHF 1,837 million, mainly reflecting lower transactional income due to lower client activity levels. Operating expenses declined by CHF 114 million to CHF 1,282 million as the second quarter included a charge in relation to the Swiss-UK tax agreement. In the third quarter, lower personnel costs were partially offset by an increase in charges for provisions for litigation, regulatory and similar matters. Adjusted for restructuring charges, profit before tax increased by CHF 10 million to CHF 617 million from CHF 607 million. The gross margin on invested assets declined by 5 basis points to 85 basis points, mainly reflecting the aforementioned lower transactional revenues. All regions contributed to net new money inflows of CHF 5.0 billion compared with CHF 10.1 billion in the previous quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Net interest income	517	523	495	(1)	4	1,548	1,470
Net fee and commission income	1,113	1,193	1,086	(7)	2	3,497	3,206
Net trading income	184	220	194	(16)	(5)	623	589
Other income	23	15	15	53	53	46	27
Income	1,837	1,952	1,789	(6)	3	5,714	5,293
Credit loss (expense)/recovery	0	1	0	(100)		(11)	0
Total operating income	1,837	1,953	1,789	(6)	3	5,703	5,293
Personnel expenses	792	866	817	(9)	(3)	2,496	2,002
General and administrative expenses	419	462	327	(9)	28	1,226	946
Services (to)/from other business divisions	23	21	22	10	5	63	215
Depreciation and impairment of property and equipment	45	46	39	(2)	15	136	116
Amortization and impairment of intangible assets	3	1	1	200	200	6	5
Total operating expenses[2]	1,282	1,396	1,207	(8)	6	3,927	3,284
Business division operating profit/(loss) before tax	555	557	582	0	(5)	1,776	2,009

Key performance indicators[3]
Pre-tax profit growth (%)	(0.4)	(16.1)	15.7			(11.6)	(7.5)
Cost/income ratio (%)	69.8	71.5	67.5			68.7	62.0
Net new money growth (%)[4]	2.3	4.6	3.9			4.9	4.2
Gross margin on invested assets (bps)[5]	85	90	89	(6)	(4)	89	91
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended, refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    4  Net new money excludes interest and dividend income.    5  Excludes any effect on profit or loss from a property fund (3Q13: loss of CHF 7 million, 2Q13: loss of CHF 0 million, 3Q12: gain of CHF 2 million).

22

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12

Additional information
Recurring income	1,414	1,438	1,343	(2)	5	4,222	3,956
Recurring income as a % of income (%)	77.0	73.7	75.1			73.9	74.7
Average attributed equity (CHF billion)[2]	3.3	3.6	3.7	(8)	(11)	3.5	3.8
Return on attributed equity (RoaE) (%)	67.3	61.9	62.9			67.0	69.9
Risk-weighted assets (phase-in, CHF billion)[3]	19.4	19.8		(2)		19.4
Risk-weighted assets (fully applied, CHF billion)[3]	19.0	19.4		(2)		19.0
Return on risk-weighted assets, gross (%)[4]	37.5	40.1	41.2			39.5	42.2
Goodwill and intangible assets (CHF billion)	1.3	1.4	1.4	(7)	(7)	1.3	1.4
Net new money (CHF billion)[5]	5.0	10.1	7.7			30.1	23.9
Invested assets (CHF billion)	871	862	816	1	7	871	816
Client assets (CHF billion)	1,006	996	948	1	6	1,006	948
Loans, gross (CHF billion)	94.9	95.1	84.9	0	12	94.9	84.9
Due to customers (CHF billion)	188.8	187.3	181.7	1	4	188.8	181.7
Personnel (full-time equivalents)	16,369	16,359	16,340	0	0	16,369	16,340
Client advisors (full-time equivalents)	4,172	4,178	4,111	0	1	4,172	4,111

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    3  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.

Regional breakdown of key figures1, 2

As of or for the quarter ended 30.9.13	Europe	Asia Pacific	Switzerland	Emerging Markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)[4]	0.1	2.4	2.1	0.6	5.1		0.2
Net new money growth (%)[4]	0.1	4.6	5.5	1.8	5.2		1.5
Invested assets (CHF billion)	358	211	159	134	403		56
Gross margin on invested assets (bps)	86	74	92	90	52		35	[5]
Client advisors (full-time equivalents)	1,626	1,021	772	691	831	[6]	N/A

1  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    2  Based on the Wealth Management business area structure, and excluding minor functions with 62 client advisors, CHF 9 billion of invested assets, and CHF 0.2 billion of net new money outflows, which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees.    3  Joint venture between Wealth Management and the Investment Bank. Since June 2012, Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Net new money excludes interest and dividend income.    5  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 20 basis points.    6  Dedicated ultra high net worth units: 613 client advisors. Non-dedicated ultra high net worth units: 218 client advisors.

23

Wealth Management

Results: 3Q13 vs 2Q13

Operating income

Total operating income in the third quarter decreased by CHF 116 million to CHF 1,837 million from CHF 1,953 million in the prior quarter, mainly reflecting lower transactional revenues due to reduced client activity.

Net interest income decreased by CHF 6 million to CHF 517 million, including lower treasury-related income and lower allocations related to investment proceeds from the firm’s equity. The negative effect of continuing low interest rates on income from our replication portfolios was partially offset by higher income from Lombard loans. Deposit and loan volumes were broadly unchanged compared with the second quarter.

è	Refer to the “Interest rate and currency management” section of our Annual Report 2012 for more information on our replication portfolios

Net fee and commission income decreased by CHF 80 million to CHF 1,113 million from CHF 1,193 million. In the third quarter, client activity levels in all regions declined, particularly in Asia Pacific, leading to a decrease in transaction-based fees and commissions. Recurring fee and commission income also decreased due to ongoing outflows of cross-border assets and changes in our business mix as well as the migration to retrocession-free products for investment mandates. A further decline resulted from a decrease in the invested asset base, which peaked in the middle of the prior quarter. This was partially offset by the positive effects of pricing adjustments.

Net trading income decreased by CHF 36 million to CHF 184 million from CHF 220 million, mainly due to lower client trading activity in foreign exchange-related products and precious metals in all regions, particularly in Asia Pacific and Switzerland.

Other income increased to CHF 23 million from CHF 15 million in the prior quarter. The third quarter included a gain of CHF 15 million resulting from the partial divestment of our participation in Euroclear. This was partially offset by an impairment of CHF 7 million related to our global property fund.

Operating expenses

Total operating expenses decreased by CHF 114 million to CHF 1,282 million from CHF 1,396 million in the prior quarter. Restructuring charges were CHF 62 million compared with CHF 50 million in the prior quarter. Adjusted for restructuring charges, operating expenses declined by CHF 126 million to CHF 1,220 million from CHF 1,346 million, mainly as the second quarter included a charge in relation to the Swiss-UK tax agreement and also due to lower personnel expenses in the third quarter, partly offset by increased charges for provisions for litigation, regulatory and similar matters.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of the second quarter report for more information on the charge in relation to the Swiss-UK tax agreement

Personnel expenses decreased to CHF 792 million from CHF 866 million, mainly due to a decrease of CHF 27 million in personnel-related restructuring charges, a credit related to the release of accruals for untaken vacation following the usual seasonal pattern and lower accruals for variable compensation elements.

General and administrative expenses decreased by CHF 43 million to CHF 419 million, mainly due to the CHF 104 million charge in relation to the Swiss-UK tax agreement in the second quarter. This was partly offset by CHF 48 million higher charges for provisions for litigation, regulatory and similar matters as well as an increase in restructuring charges to CHF 47 million compared with CHF 9 million in the prior quarter.

Net charges for services from other business divisions were CHF 23 million, broadly unchanged compared with the previous quarter.

Cost/income ratio

The cost/income ratio improved to 69.8% from 71.5%. Adjusted for restructuring charges, the cost/income ratio improved to 66.4% from 69.0% and was within our target range of 60% to 70%.

Net new money

The annualized net new money growth rate for the third quarter was 2.3% compared with 4.6% for the prior quarter, below our target range of 3% to 5%.

Net new money inflows were CHF 5.0 billion, down from CHF 10.1 billion in the prior quarter. All regions contributed to the net inflows, with Asia Pacific and Switzerland delivering the highest net inflows, followed by emerging markets. In Europe, net new money was slightly positive despite ongoing cross-border outflows. Net new money in Asia Pacific was below the prior quarter due to lower client demand for Lombard loans. On a global basis, net new money from ultra high net worth clients was CHF 5.1 billion compared with CHF 9.3 billion of net inflows in the previous quarter.

Invested assets

Invested assets increased by CHF 9 billion to CHF 871 billion as of 30 September 2013 due to positive market performance of CHF 17 billion and net new money inflows of CHF 5 billion, partly offset by negative currency translation effects of CHF 13 billion.

Gross margin on invested assets

The gross margin for the third quarter was 85 basis points, a decrease of 5 basis points from the prior quarter, mainly reflecting lower transactional income as client activity was subdued. The gross margin remained below our target range of 95 to 105 basis points.

24

UBS business divisions and Corporate Center

Personnel: 3Q13 vs 2Q13

Wealth Management employed 16,369 personnel as of 30 September 2013 compared with 16,359 as of 30 June 2013, mainly due to a slight increase in non-client-facing staff. The number of client advisors declined to 4,172 from 4,178 in the prior quarter, mainly due to decreases in Europe and emerging markets, partially offset by increases in Asia Pacific and Switzerland.

Results: 9M13 vs 9M12

Profit before tax was CHF 1,776 million in the first nine months of 2013, CHF 233 million lower than in the first nine months of 2012, which included credits of CHF 358 million related to changes to our pension plans as well as restructuring costs of CHF 9 million. The first nine months of 2013 included restructuring costs of CHF 137 million. Excluding these items, profit before tax increased to CHF 1,913 million from CHF 1,660 million, an increase of CHF 253 million, reflecting a CHF 410 million increase in operating income, partly offset by a CHF 157 million increase in operating expenses.

Total operating income increased to CHF 5,703 million from CHF 5,293 million.

Net interest income increased to CHF 1,548 million from CHF 1,470 million. This included higher treasury-related interest income of CHF 89 million that was previously booked in Corporate Center Core Functions and lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. These factors, together with higher income resulting from increased loan and client deposit volumes, more than offset the negative effect of lower margins resulting from ongoing low interest rates.

Net fee and commission income increased by CHF 291 million to CHF 3,497 million from CHF 3,206 million, reflecting increased recurring fee and commission income mainly due to the 10% higher average asset base, sales efforts and pricing measures implemented in 2013. Additionally, transaction-based fee and commission income increased due to higher client activity levels, particularly in Asia Pacific in the first half of 2013.

Trading income increased to CHF 623 million from CHF 589 million and included higher treasury-related income and higher income from foreign exchange-related products, particularly due to higher client trading activity in Asia Pacific in the first half of the current year.

Other income increased to CHF 46 million from CHF 27 million and included a gain related to the divestment of our Euroclear participation, partially offset by an impairment related to our global property fund.

The first nine months of 2013 included credit loss expenses of CHF 11 million compared with zero in the first nine months of 2012.

Operating expenses increased by CHF 643 million to CHF 3,927 million from CHF 3,284 million in the same period a year earlier, which included credits of CHF 358 million related to changes to our pension plans and restructuring charges of CHF 9 million. The first nine months of 2013 included restructuring charges of CHF 137 million. Adjusted for these effects, operating expenses increased by CHF 157 million to CHF 3,790 million, mainly reflecting the aforementioned CHF 104 million charge in relation to the Swiss-UK tax agreement and CHF 37 million higher charges for provisions for litigation, regulatory and similar matters.

Personnel expenses increased by CHF 494 million to CHF 2,496 million, mainly as the same period a year earlier included the aforementioned credits related to changes to our pension plans. Adjusted for these credits and restructuring charges, personnel expenses increased by CHF 90 million to CHF 2,438 million, mainly due to the centralization of our operations units at the beginning of the third quarter of 2012. This centralization and subsequent reallocation of the operations units resulted in increased personnel costs and general and administrative expenses and decreased net charges from other business divisions.

è	Refer to the “Significant accounting and financial reporting structure changes” section in the Annual Report 2012 for more information on changes related to the centralization of operations units

Non-personnel expenses increased by CHF 149 million to CHF 1,431 million from CHF 1,282 million in the first nine months of 2012, mainly reflecting the aforementioned CHF 104 million charge related to the Swiss-UK tax agreement and CHF 37 million higher charges for provisions for litigation, regulatory and similar matters. The abovementioned centralization of operations units led to an increase in general and administrative expenses, which was more than offset by lower related charges for services from other business divisions.

25

Wealth Management Americas

Wealth Management Americas

Profit before tax in the third quarter of 2013 was USD 218 million compared with a record profit before tax of USD 245 million in the prior quarter. Adjusted for restructuring charges, profit before tax decreased to USD 232 million from USD 256 million in the second quarter. The third quarter of 2013 was adversely affected by lower client activity, trading losses and credit loss expenses related to the Puerto Rico municipal market and a charge related to the partial settlement of a previously discontinued US defined benefit pension plan. Net new money inflows decreased to USD 2.1 billion from USD 2.8 billion in the prior quarter, mainly due to lower inflows from recruited financial advisors.

Business division reporting – in US dollars1

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Net interest income	286	235	195	22	47	738	619
Net fee and commission income	1,383	1,425	1,229	(3)	13	4,173	3,575
Net trading income	94	111	122	(15)	(23)	317	382
Other income	6	9	17	(33)	(65)	17	33
Income	1,769	1,780	1,563	(1)	13	5,245	4,610
Credit loss (expense)/recovery	(21)	0	2			(21)	1
Total operating income	1,748	1,780	1,565	(2)	12	5,224	4,611
Personnel expenses	1,238	1,246	1,141	(1)	9	3,688	3,383
Financial advisor compensation[2]	667	690	606	(3)	10	2,019	1,772
Compensation commitments with recruited financial advisors[3]	173	171	169	1	2	515	506
Salaries and other personnel costs	397	386	366	3	8	1,153	1,105
General and administrative expenses	241	239	223	1	8	714	636
Services (to)/from other business divisions	6	4	(5)	50		14	(11)
Depreciation and impairment of property and equipment	32	32	27	0	19	95	80
Amortization and impairment of intangible assets	13	13	14	0	(7)	40	41
Total operating expenses[4]	1,531	1,534	1,400	0	9	4,551	4,129
Business division operating profit/(loss) before tax	218	245	165	(11)	32	673	482

Key performance indicators[5]
Pre-tax profit growth (%)[6]	(11.0)	16.7	10.0			39.6	25.2
Cost/income ratio (%)	86.5	86.2	89.6			86.8	89.6
Recurring income as a % of income (%)	75.0	70.8	65.9			71.5	66.3
Net new money growth (%)[7]	0.9	1.3	2.4			2.2	2.3
Gross margin on invested assets (bps)	78	80	77	(3)	1	79	77

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards. Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents costs related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended, refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7  Net new money excludes interest and dividend income.

Results: 3Q13 vs 2Q13

Operating income

Operating income decreased to USD 1,748 million from USD 1,780 million due to lower transaction-based revenues and net trading income as well as trading losses and credit loss expenses related to the Puerto Rico municipal market, partially offset by higher interest income and growth in managed account fees.

Net fee and commission income decreased by USD 42 million to USD 1,383 million, mainly due to a 14% decrease in transaction-based revenues resulting from lower commission income resulting from lower client activity. Recurring fees increased 1% due

26

UBS business divisions and Corporate Center

Business division reporting – in US dollars1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12

Additional information
Recurring income	1,327	1,261	1,030	5	29	3,749	3,057
Average attributed equity (USD billion)[2]	2.8	3.1	6.1	(10)	(54)	3.0	6.7
Return on attributed equity (RoaE) (%)	31.1	31.6	10.8			29.9	9.6
Risk-weighted assets (phase-in, USD billion)[3]	22.9	22.2		3		22.9
Risk-weighted assets (fully applied, USD billion)[3]	22.7	21.9		4		22.7
Return on risk-weighted assets, gross (%)[4]	31.4	31.4	25.2			30.2	24.0
Goodwill and intangible assets (USD billion)	3.8	3.8	3.9	0	(3)	3.8	3.9
Net new money (USD billion)[5]	2.1	2.8	4.8			14.2	13.3
Net new money including interest and dividend income (USD billion)[6]	7.5	8.4	9.8			29.9	28.1
Invested assets (USD billion)	919	892	832	3	10	919	832
Client assets (USD billion)	969	937	875	3	11	969	875
Loans, gross (USD billion)	37.6	36.9	32.3	2	16	37.6	32.3
Due to customers (USD billion)	62.1	56.0	50.3	11	23	62.1	50.3
of which: deposit accounts (USD billion)	48.4	43.2	37.8	12	28	48.4	37.8
Personnel (full-time equivalents)	16,328	16,243	16,182	1	1	16,328	16,182
Financial advisors (full-time equivalents)	7,137	7,099	7,032	1	1	7,137	7,032

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards. Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    3  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.    6  Presented in line with the historical US methodology.

to higher managed account fees calculated on higher invested asset levels at the end of the second quarter.

Net interest income increased by USD 51 million to USD 286 million due to higher income in the available-for-sale portfolio, primarily resulting from updated future cash flow estimates that resulted in a higher amortized cost base for this portfolio. Average mortgage balances increased 16% and average securities-backed lending balances increased 2% over the quarter, which also contributed to higher net interest income.

Net trading income decreased by USD 17 million to USD 94 million due to trading losses related to the Puerto Rico municipal market.

Other income decreased to USD 6 million from USD 9 million in the prior quarter. In the third quarter of 2013, the risk management responsibility for the financial investments held in the available-for-sale portfolio previously held by Wealth Management Americas and associated cash and balances with central banks was transferred to Corporate Center – Core Functions. Prior periods were restated.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information

Recurring income, the combination of recurring fees and net interest income, increased by USD 66 million to USD 1,327 million, primarily due to higher net interest income as well as higher managed account fees. Recurring income for the third quarter comprised 75% of income compared with 71% in the prior quarter. Non-recurring income decreased by USD 77 million to USD 442 million, mainly due to lower transaction-based revenue.

There was a net credit loss expense of USD 21 million for the quarter mostly related to securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

è

Refer to the discussion of “Banking products in Wealth Management Americas” in the “Risk profile excluding Corporate Center – Non-core and Legacy Portfolio” section of this report for more information about our exposure to Puerto Rico municipal securities and related funds

Operating expenses

Total operating expenses decreased by USD 3 million to USD 1,531 million. The third quarter included charges of USD 20 million related to the partial settlement of a previously discontinued US defined benefit pension plan as well as restructuring charges of USD 14 million compared with restructuring charges of USD 11 million in the prior quarter. Third quarter 2013 restructuring charges comprised USD 4 million of personnel and USD 10 million of non-personnel charges. Real estate-related restructuring charges in the third quarter resulted from the recognition of provisions for onerous lease contracts and related asset impairments as we progress with our ongoing cost reduction programs.

Personnel expenses decreased by USD 8 million to USD 1,238 million as lower financial advisor compensation corresponding with lower transaction-based revenues was partly offset by the

27

Wealth Management Americas

Business division reporting – in Swiss francs1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Net interest income	264	222	186	19	42	687	579
Net fee and commission income	1,273	1,345	1,176	(5)	8	3,889	3,349
Net trading income	86	105	117	(18)	(26)	296	358
Other income	6	9	16	(33)	(63)	16	31
Income	1,629	1,680	1,496	(3)	9	4,889	4,317
Credit loss (expense)/recovery	(19)	0	2			(19)	1
Total operating income	1,610	1,680	1,498	(4)	7	4,869	4,319
Personnel expenses	1,139	1,177	1,092	(3)	4	3,436	3,168
Financial advisor compensation[2]	614	652	579	(6)	6	1,882	1,660
Compensation commitments with recruited financial advisors[3]	159	161	162	(1)	(2)	480	474
Salaries and other personnel costs	365	364	350	0	4	1,074	1,034
General and administrative expenses	221	225	214	(2)	3	665	597
Services (to)/from other business divisions	6	3	(5)	100		13	(11)
Depreciation and impairment of property and equipment	30	31	26	(3)	15	89	75
Amortization and impairment of intangible assets	12	13	13	(8)	(8)	38	38
Total operating expenses[4]	1,408	1,449	1,340	(3)	5	4,241	3,867
Business division operating profit/(loss) before tax	202	232	158	(13)	28	628	452

Key performance indicators[5]
Pre-tax profit growth (%)[6]	(12.9)	19.0	11.3			38.9	35.3
Cost/income ratio (%)	86.4	86.3	89.6			86.7	89.6
Recurring income as a % of income (%)	75.0	70.9	65.9			71.5	66.3
Net new money growth (%)[7]	0.9	1.3	2.4			2.3	2.4
Gross margin on invested assets (bps)	78	80	78	(3)	0	79	77

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards. Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents costs related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended, refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7  Net new money excludes interest and dividend income.

charge related to the previously discontinued US defined benefit pension plan. The partial settlement of this defined benefit plan lowered our pension liability and will reduce volatility in our regulatory capital. There may be future settlements in this plan to further reduce our pension liability. Expenses for compensation commitments related to recruited financial advisors increased by USD 2 million to USD 173 million. Loans related to recruited financial advisors increased by USD 17 million to USD 3,074 million, excluding other loans to financial advisors. Salaries and other personnel costs increased by USD 11 million and included charges related to the previously discontinued US defined benefit plan.

Non-personnel expenses increased USD 5 million to USD 293 million, mainly due to higher restructuring charges.

Cost/income ratio

The cost/income ratio was 86.5% compared with 86.2% in the prior quarter. On an adjusted basis excluding restructuring charges, the cost/income ratio was 85.8% compared with 85.6% and remained within the target range of 80% to 90%.

Net new money

The annualized net new money growth rate for the third quarter was 0.9% compared with 1.3% in the prior quarter and below the target range of 2% to 4%. Net new money totaled USD 2.1 billion compared with USD 2.8 billion in the second quarter and declined primarily due to lower inflows from net recruiting of financial advisors as well as lower inflows relating to the Global Family Office. These decreases were partially offset by higher inflows from financial advisors employed with UBS for more than one year as the prior quarter included client withdrawals of around USD 2.5 billion associated with annual income tax payments.

Including interest and dividend income, net new money was USD 7.5 billion compared with USD 8.4 billion in the prior quarter.

Invested assets

Invested assets increased by USD 27 billion to USD 919 billion, reflecting positive market performance of USD 25 billion as well as continued net new money inflows. Managed account assets increased by USD 15 billion to USD 288 billion and comprised 31% of total invested assets as of 30 September 2013.

28

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12

Additional information
Recurring income	1,221	1,191	986	3	24	3,494	2,864
Average attributed equity (CHF billion)[2]	2.6	2.9	5.8	(10)	(55)	2.8	6.2
Return on attributed equity (RoaE) (%)	31.1	32.0	10.9			29.9	9.7
Risk-weighted assets (phase-in, CHF billion)[3]	20.7	21.0		(1)		20.7
Risk-weighted assets (fully applied, CHF billion)[3]	20.5	20.7		(1)		20.5
Return on risk-weighted assets, gross (%)[4]	31.3	31.3	25.6			30.1	24.2
Goodwill and intangible assets (CHF billion)	3.5	3.6	3.6	(3)	(3)	3.5	3.6
Net new money (CHF billion)[5]	1.9	2.7	4.6			13.2	12.5
Net new money including interest and dividend income (CHF billion)[6]	6.9	7.9	9.4			27.9	26.4
Invested assets (CHF billion)	831	843	783	(1)	6	831	783
Client assets (CHF billion)	876	885	823	(1)	6	876	823
Loans, gross (CHF billion)	34.0	34.8	30.4	(2)	12	34.0	30.4
Due to customers (CHF billion)	56.2	52.9	47.3	6	19	56.2	47.3
of which: deposit accounts (CHF billion)	43.7	40.9	35.5	7	23	43.7	35.5
Personnel (full-time equivalents)	16,328	16,243	16,182	1	1	16,328	16,182
Financial advisors (full-time equivalents)	7,137	7,099	7,032	1	1	7,137	7,032

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards. Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    3  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.    6  Presented in line with the historical US methodology.

Gross margin on invested assets

In US dollar terms, the gross margin on invested assets decreased 2 basis points to 78 basis points and remained within the target range of 75 to 85 basis points. The gross margin from non-recurring income decreased 4 basis points due to lower transaction-based revenue as well as trading losses related to the Puerto Rico municipal market. The gross margin from recurring income increased 2 basis points due to higher interest income and higher managed account fees.

Personnel: 3Q13 vs. 2Q13

As of 30 September 2013, Wealth Management Americas employed 16,328 personnel, 85 more than on 30 June 2013. Financial advisor headcount increased by 38 to 7,137, reflecting the hiring of experienced financial advisors and trainees as well as low financial advisor attrition. The number of non-financial advisor employees increased by 47 to 9,191, partly due to increases related to graduate training program hires.

Results: 9M13 vs. 9M12

Profit before tax increased by USD 191 million to USD 673 million in the first nine months of 2013 from USD 482 million in the first nine months of 2012 due to an overall improvement in revenues,

partly offset by an increase in expenses. On an adjusted basis excluding restructuring charges, profit before tax increased by USD 232 million to USD 708 million. Operating income increased by USD 613 million to USD 5,224 million, primarily due to a USD 573 million rise in recurring fees related to higher asset levels. Transaction-based revenue increased by USD 25 million from the prior year, mainly as a result of higher commissions from equities products. Net trading income decreased by USD 65 million to USD 317 million due to lower municipal and taxable fixed income trading revenue, including the aforementioned trading losses related to the Puerto Rico municipal market in the third quarter of 2013. Operating expenses increased by USD 422 million to USD 4,551 million. Personnel expenses increased by USD 305 million to USD 3,688 million due to an increase of USD 247 million in financial advisor compensation related to increased revenue production. Salaries and other personnel costs increased by USD 48 million to USD 1,153 million as the first nine months of 2013 included charges related to the previously discontinued US defined benefit plan and USD 11 million in restructuring charges related to personnel reductions.

Non-personnel expenses increased by USD 117 million to USD 863 million, mainly due to higher legal fees, higher charges for provisions for litigation, regulatory and similar matters as well as higher restructuring charges and Corporate Center shared services costs.

29

Investment Bank

Investment Bank

The Investment Bank recorded a profit before tax of CHF 251 million in the third quarter of 2013 compared with a profit of CHF 775 million in the prior quarter. Adjusted for restructuring charges, profit before tax was CHF 335 million compared with CHF 806 million. Both Corporate Client Solutions and Investor Client Services experienced lower revenues, mainly reflecting the seasonal slowdown in market and client activity. Basel III risk-weighted assets (RWA) on a fully applied basis decreased to CHF 59 billion as of 30 September 2013 from CHF 67 billion as of 30 June 2013, consistent with our RWA target of less than CHF 70 billion.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Corporate Client Solutions	505	771	684	(35)	(26)	2,273	2,063
Advisory	113	163	167	(31)	(32)	390	458
Equity Capital Markets	164	232	174	(29)	(6)	899	581
Debt Capital Markets	185	246	246	(25)	(25)	680	711
Financing Solutions	112	163	167	(31)	(33)	479	515
Risk Management	(70)	(33)	(71)	112	(1)	(176)	(203)
Investor Client Services	1,202	1,475	1,142	(19)	5	4,464	3,472
Equities	890	1,113	725	(20)	23	3,171	1,990
Foreign Exchange, Rates and Credit	312	362	417	(14)	(25)	1,293	1,482
Income	1,707	2,246	1,827	(24)	(7)	6,737	5,535
Credit loss (expense)/recovery	0	4	6	(100)	(100)	3	5
Total operating income	1,707	2,250	1,833	(24)	(7)	6,740	5,539
Personnel expenses	878	980	1,095	(10)	(20)	3,124	3,345
General and administrative expenses	510	445	650	15	(22)	1,411	1,705
Services (to)/from other business divisions	2	(16)	(75)			7	(202)
Depreciation and impairment of property and equipment	63	63	66	0	(5)	185	171
Amortization and impairment of intangible assets	3	3	4	0	(25)	9	11
Total operating expenses[2]	1,456	1,475	1,741	(1)	(16)	4,737	5,029
Business division operating profit/(loss) before tax	251	775	92	(68)	173	2,003	510

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.

30

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12

Key performance indicators[2]
Pre-tax profit growth (%)[3]	(67.6)	(20.7)	N/A			292.7	N/A
Cost/income ratio (%)	85.3	65.7	95.3			70.3	90.9
Return on attributed equity (RoaE) (%)	12.6	36.9	3.1			33.0	5.7
Return on assets, gross (%)	2.6	3.4	2.7			3.4	2.4
Average VaR (1-day, 95% confidence, 5 years of historical data)[4]	10	14	26	(29)	(62)	13	32

Additional information
Total assets (CHF billion)[5]	246.1	271.6	273.7	(9)	(10)	246.1	273.7
Average attributed equity (CHF billion)[6]	8.0	8.4	11.8	(5)	(32)	8.1	11.9
Risk-weighted assets (phase-in, CHF billion)[7]	59.6	67.7		(12)		59.6
Risk-weighted assets (fully applied, CHF billion)[7]	59.2	67.3		(12)		59.2
Return on risk-weighted assets, gross (%)[8]	10.7	13.1	13.2			13.5	12.7
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	51.4	43.6	59.9			46.4	60.4
Impaired loan portfolio as a % of total loan portfolio, gross (%)[9]	0.4	0.5	1.1			0.4	1.1
Personnel (full-time equivalents)	11,877	12,138	14,291	(2)	(17)	11,877	14,291

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended, refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    3  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    4  Average VaR was not restated for periods prior to 2013.    5  Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment Reporting” in the “Financial information” section of this report for more information.    6  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    7  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    8  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    9  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 3Q13 vs 2Q13

Operating income

Total operating income decreased 24% to CHF 1,707 million from CHF 2,250 million as revenues declined in both Corporate Client Solutions and Investor Client Services, mainly reflecting the seasonal slowdown in market and client activity. In US dollar terms, operating income fell 22%.

Operating expenses

Total operating expenses decreased 1% to CHF 1,456 million from CHF 1,475 million, mainly due to lower variable compensation accruals partly offset by an increase in general and administrative expenses. Adjusted for restructuring charges of CHF 84 million in the third quarter compared with CHF 31 million in the prior quarter, operating expenses decreased 5% to CHF 1,372 million from CHF 1,444 million. In US dollar terms, adjusted operating expenses declined 3%.

Personnel expenses decreased to CHF 878 million from CHF 980 million, mainly due to lower variable compensation accruals, in line with performance. This effect was partly offset by increases related to changes in the expected effective deferral rate. Additionally, the prior quarter benefited from a credit related to the finalization of the prior year compensation accrual. The third quarter included restructuring charges of CHF 9 million compared with restructuring charges of CHF 14 million. On an adjusted basis, personnel expenses decreased to CHF 869 million from CHF 966 million.

General and administrative expenses increased to CHF 510 million from CHF 445 million, mainly due to higher restructuring charges of CHF 69 million in the third quarter compared with CHF 17 million in the prior quarter. On an adjusted basis, general and administrative expenses increased slightly to CHF 441 million from CHF 428 million.

Cost/income ratio

The cost/income ratio increased to 85.3% from 65.7%. On an adjusted basis, the cost/income ratio increased to 80.4% from 64.3%, within our target range of 65% to 85%.

Risk-weighted assets

Fully applied Basel III risk-weighted assets (RWA) decreased to CHF 59 billion as of 30 September 2013 from CHF 67 billion as of 30 June 2013, consistent with our target of less than CHF 70 billion. This decrease was mainly due to lower credit risk RWA, primarily within our foreign exchange, rates and credit businesses, and decreased market risk RWA, reflecting lower average VaR.

è	Refer to the “Capital management” section of this report for more information

31

Investment Bank

Funded assets

Funded assets decreased to CHF 172 billion as of 30 September 2013 from CHF 179 billion as of 30 June 2013 and were consistent with our target of less than CHF 200 billion. The reduction was mainly due to lower collateral trading assets, partly offset by an increase in equity instruments held in the trading portfolio.

è	Refer to the “Balance sheet” section of this report for more information

Return on attributed equity

Annualized return on attributed equity (RoaE) for the first nine months of 2013 was 33.0%, and 34.1% on an adjusted basis, consistent with our target of over 15%. Annualized RoaE for the third quarter was 12.6%, and 16.8% on an adjusted basis.

è	Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 3Q13 vs 2Q13

Corporate Client Solutions

Corporate Client Solutions revenues decreased 35% to CHF 505 million from CHF 771 million, with lower revenues across all regions. Capital markets activity declined, reflecting seasonal trends. In US dollar terms, revenues declined 33%.

Advisory revenues decreased 31% to CHF 113 million from CHF 163 million, mainly due to a reduction in revenues from private transactions and as the market fee pool (which does not include private transactions) declined 9%.

Equity capital markets revenues declined 29% to CHF 164 million from CHF 232 million, mainly due to lower revenues from equity issuance as the market fee pool declined 22%.

Debt capital markets revenues decreased 25% to CHF 185 million from CHF 246 million, due to lower revenues in both investment grade and leveraged finance as the market fee pool fell 19%. In addition, revenues from private transactions declined.

Financing solutions revenues decreased to CHF 112 million from CHF 163 million due to lower revenues in structured financing and real estate finance businesses.

Risk management revenues declined to negative CHF 70 million from negative CHF 33 million, mainly due to mark-to-market losses on hedges as credit spreads tightened.

Investor Client Services

Investor Client Services revenues decreased 19% to CHF 1,202 million from CHF 1,475 million, due to lower revenues across both business areas. In US dollar terms, revenues declined 16%.

Equities

Equities revenues decreased to CHF 890 million from CHF 1,113 million with lower revenues in all businesses, mainly due to reduced client activity, in line with seasonal trends.

Cash revenues decreased to CHF 312 million from CHF 388 million, largely due to lower commission income resulting from lower client activity across all regions and a reduction in block trading activity.

Derivatives revenues declined to CHF 290 million from CHF 408 million. All regions reported lower revenues due to a reduction in client activity as well as weaker trading performance.

In financing services, formerly called prime services, revenues fell to CHF 285 million from CHF 327 million, primarily due to lower trading revenues in equity finance. In addition, the prior quarter included gains from the sale of an investment in the clearing business.

Other equities reported positive revenues of CHF 4 million compared with negative revenues of CHF 10 million, mainly due to a gain of CHF 13 million resulting from the partial divestment of our participation in Euroclear.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues declined to CHF 312 million from CHF 362 million due to lower foreign exchange revenues, partly offset by an improvement in rates and credit revenues.

Foreign exchange revenues decreased, mainly due to lower revenues in the spot and options businesses as client activity in G10 currencies reduced, in line with seasonal trends. This was partly offset by an improvement in emerging market short-term interest rate businesses due to increased client activity as liquidity improved.

Rates and credit revenues increased, with an improvement in trading revenues, partly offset by lower client activity. The third quarter included negative debit valuation adjustments of CHF 15 million compared with positive debit valuation adjustments of CHF 5 million in the prior quarter.

32

UBS business divisions and Corporate Center

Personnel: 3Q13 vs 2Q13

The Investment Bank employed 11,877 personnel as of 30 September 2013, a decrease of 261 from 12,138 personnel as of 30 June 2013, mainly as a result of our ongoing cost reduction programs.

Results: 9M13 vs 9M12

The Investment Bank recorded a profit before tax of CHF 2,003 million compared with a profit before tax of CHF 510 million, mainly as a result of higher revenues in both Corporate Client Solutions and Investor Client Services as well as lower operating expenses. On an adjusted basis, excluding restructuring charges of CHF 121 million and gains from the sale of our remaining proprietary trading business in the first nine months of 2013, compared with restructuring charges of CHF 100 million, a credit of CHF 91 million related to changes to a retiree benefit plan in the US and a credit of CHF 51 million related to changes to our Swiss pension plan in the first nine months of 2012, profit before tax was CHF 2,069 million compared with CHF 468 million. The cost/income ratio improved to 70.3% from 90.9%. On an adjusted basis, the cost/income ratio improved to 69.1% from 91.6%, near the bottom end of our target range of 65% to 85%, as we continued to deliver on our cost reduction programs and generated higher revenues with a lower non-variable compensation cost base.

Revenues in Corporate Client Solutions increased 10% to CHF 2,273 million from CHF 2,063 million, mainly due to higher equity capital markets revenues that included a large private transaction in the first nine months of 2013 and lower risk management charges. These effects were partly offset by lower revenues in advisory, debt capital markets and financing solutions. In US dollar terms, revenues increased 10%.

Investor Client Services revenues improved 29% to CHF 4,464 million from CHF 3,472 million. On an adjusted basis, revenues increased 27%. In US dollar terms, adjusted revenues increased 26%. Equities revenues increased 59% to CHF 3,171 million from

CHF 1,990 million, mainly as a result of higher revenues in cash, derivatives and other equities. On an adjusted basis, equities revenues improved 57%. Equities cash revenues improved, mainly as the first nine months of 2012 included a loss of CHF 349 million related to the Facebook initial public offering as well as due to higher commission income in the first nine months of 2013. Equities derivatives revenues increased, mainly as a result of improved trading revenues in Asia Pacific and Europe, Middle East and Africa. In addition, the first nine months of 2012 included negative adjustments related to own credit methodology revisions. On an adjusted basis, other equities revenues increased, mainly due to higher revenues on equity investments prior to their transfer to Corporate Center – Non-core and Legacy Portfolio as well as gains on a partial divestment of our participation in Euroclear. Foreign exchange, rates and credit revenues declined 13% to CHF 1,293 million from CHF 1,482 million. Foreign exchange revenues improved due to higher volumes in spot and options businesses. This increase was more than offset by lower revenues in rates and credit, mainly due to a decline in the rates flow business.

Total operating expenses decreased 6% to CHF 4,737 million from CHF 5,029 million. Adjusted operating expenses decreased 9% to CHF 4,616 million compared with CHF 5,071 million, mainly due to savings resulting from ongoing cost reduction programs and lower charges for provisions for litigation, regulatory and similar matters. These reductions were partly offset by higher variable compensation accruals, reflecting improved business performance and profitability. In US dollar terms, adjusted operating expenses declined 9%. Personnel expenses declined to CHF 3,124 million compared with CHF 3,345 million. On an adjusted basis, personnel expenses decreased to CHF 3,128 million from CHF 3,412 million, mainly due to savings resulting from ongoing cost reduction programs partly offset by higher variable compensation accruals. General and administrative expenses decreased to CHF 1,411 million from CHF 1,705 million, mainly due to lower charges for provisions for litigation, regulatory and similar matters and lower professional fees. On an adjusted basis, general and administrative expenses decreased to CHF 1,297 million from CHF 1,692 million.

33

Global Asset Management

Global Asset Management

Profit before tax in the third quarter of 2013 was CHF 118 million compared with CHF 138 million in the second quarter. Adjusted for restructuring charges, profit before tax was CHF 130 million compared with CHF 152 million. Lower revenues were only partly offset by lower operating expenses. Excluding money market flows, net new money outflows of CHF 3.7 billion from third parties and CHF 0.3 billion from clients of UBS’s wealth management businesses resulted in net outflows of CHF 3.9 billion compared with net outflows of CHF 1.3 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Net management fees[2]	418	449	425	(7)	(2)	1,330	1,280
Performance fees	29	41	43	(29)	(33)	123	113
Total operating income	447	489	468	(9)	(4)	1,453	1,392
Personnel expenses	207	239	234	(13)	(12)	657	649
General and administrative expenses	114	101	101	13	13	322	294
Services (to)/from other business divisions	(5)	(3)	(4)	67	25	(12)	(6)
Depreciation and impairment of property and equipment	11	13	9	(15)	22	35	28
Amortization and impairment of intangible assets	2	2	2	0	0	6	6
Total operating expenses[3]	329	352	342	(7)	(4)	1,007	971
Business division operating profit/(loss) before tax	118	138	126	(14)	(6)	446	421

Key performance indicators[4]
Pre-tax profit growth (%)	(14.5)	(27.4)	0.0			5.9	35.8
Cost/income ratio (%)	73.6	72.0	73.1			69.3	69.8
Net new money growth (%)[5]	(5.1)	(1.3)	1.2			(2.9)	(2.3)

Information by business line
Operating income
Traditional investments	262	295	277	(11)	(5)	876	844
O’Connor and AIS	54	63	73	(14)	(26)	190	189
Global real estate	80	77	68	4	18	231	209
Infrastructure and private equity	9	10	8	(10)	13	27	23
Fund services	42	45	44	(7)	(5)	129	126
Total operating income	447	489	468	(9)	(4)	1,453	1,392

Gross margin on invested assets (bps)
Traditional investments	21	23	22	(9)	(5)	23	23
O’Connor and AIS	77	87	101	(11)	(24)	89	85
Global real estate	76	73	67	4	13	74	71
Infrastructure and private equity	45	50	40	(10)	13	45	38
Total gross margin	31	33	32	(6)	(3)	33	33

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    3 Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended, refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    5 Net new money excludes interest and dividend income.

34

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12

Information by business line (continued)

Net new money (CHF billion)[2]
Traditional investments	(5.5)	(2.0)	1.7			(10.6)	(8.9)
O’Connor and AIS	(1.3)	(0.5)	(0.3)			(2.0)	(2.0)
Global real estate	(0.6)	0.8	0.2			0.5	0.9
Infrastructure and private equity	(0.1)	(0.3)	0.1			(0.4)	0.0
Total net new money	(7.5)	(2.0)	1.7			(12.5)	(10.0)
Net new money excluding money market flows	(3.9)	(1.3)	(0.7)			(0.2)	(2.2)
of which: from third parties	(3.7)	1.6	0.3			2.2	0.8
of which: from UBS’s wealth management businesses	(0.3)	(3.0)	(1.0)			(2.3)	(2.9)
Money market flows	(3.6)	(0.6)	2.5			(12.4)	(7.8)
of which: from third parties	1.2	1.1	3.6			(2.2)	2.3
of which: from UBS’s wealth management businesses	(4.7)	(1.7)	(1.1)			(10.2)	(10.1)

Invested assets (CHF billion)
Traditional investments	504	507	510	(1)	(1)	504	510
of which: money market funds	69	75	86	(8)	(20)	69	86
O’Connor and AIS	27	29	29	(7)	(7)	27	29
Global real estate	41	43	41	(5)	0	41	41
Infrastructure and private equity	8	8	8	0	0	8	8
Total invested assets	580	586	588	(1)	(1)	580	588

Assets under administration by fund services
Assets under administration (CHF billion)[3]	426	422	415	1	3	426	415
Net new assets under administration (CHF billion)[4]	5.0	(4.8)	2.0			3.8	11.9
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[5]	1.8	1.8	2.1	0	(14)	1.8	2.2
Return on attributed equity (RoaE) (%)	26.2	30.7	24.0			32.4	25.1
Risk-weighted assets (phase-in, CHF billion)[6]	3.6	3.7		(3)		3.6
Risk-weighted assets (fully applied, CHF billion)[6]	3.5	3.6		(3)		3.5
Return on risk-weighted assets, gross (%)[7]	49.0	50.2	54.3			50.8	53.8
Goodwill and intangible assets (CHF billion)	1.4	1.5	1.5	(7)	(7)	1.4	1.5
Personnel (full-time equivalents)	3,747	3,760	3,799	0	(1)	3,747	3,799
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Net new money excludes interest and dividend income.    3  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    4  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    5  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    7  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.

Results: 3Q13 vs 2Q13

Operating income

Total operating income was CHF 447 million compared with CHF 489 million in the second quarter. Net management fees were CHF 31 million lower, mainly in traditional investments as well as in O’Connor and AIS (formerly known as alternative and quantitative investments). Performance fees were lower by CHF 12 million, as lower performance fees in traditional investments and AIS’s multi-manager funds were only partially offset by higher performance fees in O’Connor’s single manager funds.

Operating expenses

Total operating expenses were CHF 329 million compared with CHF 352 million in the second quarter. Restructuring charges were CHF 12 million compared with CHF 14 million.

Personnel expenses were CHF 207 million compared with CHF 239 million. Adjusted for restructuring charges of CHF 1 million in the third quarter and CHF 9 million in the second quarter, personnel costs were CHF 24 million lower. This was mainly due to lower variable compensation accruals reflecting lower profitability and higher forfeiture credits in the third quarter, combined with accounting charges relating to updated assumptions regarding the treatment of deferred compensation in the second quarter.

35

Global Asset Management

General and administrative expenses were CHF 114 million compared with CHF 101 million in the second quarter. Adjusted for restructuring charges of CHF 10 million in the third quarter and CHF 2 million in the second quarter, general and administrative expenses were CHF 5 million higher, mainly due to higher technology and operations costs.

Cost/income ratio

The cost/income ratio was 73.6% compared with 72.0% in the second quarter. Adjusted for restructuring charges, the cost/income ratio was 70.9% compared with 69.1%, slightly above the target range of 60% to 70%.

Net new money

Excluding money market flows, net new money outflows from third parties were CHF 3.7 billion compared with net inflows of CHF 1.6 billion in the second quarter. Net inflows into equities were more than offset by net outflows from most other asset classes. Regionally, net inflows from clients serviced from Switzerland were more than offset by net outflows from clients serviced from the Americas and Europe, Middle East and Africa. Excluding money market flows, net new money outflows from clients of UBS’s wealth management businesses were CHF 0.3 billion compared with CHF 3.0 billion in the second quarter. Net inflows from clients serviced from the Americas were more than offset by net outflows from all other regions.

Money market net inflows from third parties were CHF 1.2 billion compared with CHF 1.1 billion in the second quarter and were mainly from clients serviced from Asia Pacific and the Americas. Money market net outflows from clients of UBS’s wealth management businesses were CHF 4.7 billion compared with CHF 1.7 billion in the second quarter. These net outflows were primarily from clients serviced from the Americas and largely due to an initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities that led to a CHF 4.4 billion reduction in inflows into money market funds managed by Global Asset Management.

Total net new money outflows were CHF 7.5 billion compared with net outflows of CHF 2.0 billion in the second quarter. Excluding money market flows, net outflows were CHF 3.9 billion compared with CHF 1.3 billion. The annualized net new money growth rate was negative 5.1% compared with negative 1.3% in the second quarter. The target net new money growth rate range is 3% to 5%.

Invested assets

Invested assets decreased by CHF 6 billion to CHF 580 billion as of 30 September 2013 compared with CHF 586 billion as of 30 June 2013. Negative currency translation effects of CHF 13 billion and net new money outflows were partly offset by positive market performance of CHF 13 billion.

As of 30 September 2013, CHF 69 billion, or 12%, of invested assets were money market assets and CHF 158 billion, or 27%, of invested assets were in indexed strategies. On a regional basis,

34% of invested assets related to clients serviced from Switzerland, 24% from the Americas, 22% from Europe, Middle East and Africa and 20% from Asia Pacific.

Gross margin on invested assets

The total gross margin was 31 basis points compared with 33 basis points in the second quarter due to lower performance fees and changes in the asset mix. The gross margin was slightly below the target range of 32 to 38 basis points.

Results by business line: 3Q13 vs 2Q13

Traditional investments

Operating income was CHF 262 million compared with CHF 295 million in the second quarter due to lower net management fees as a result of changes in the asset mix and a lower average invested assets base during the quarter. Performance fees were also lower.

The gross margin was 21 basis points compared with 23 basis points due to lower performance fees and changes in the asset mix.

Excluding money market flows, net new money outflows from third parties were CHF 2.2 billion and net inflows from clients of UBS’s wealth management businesses were CHF 0.2 billion, resulting in net outflows of CHF 2.0 billion compared with net outflows of CHF 1.3 billion. Equities net inflows were CHF 0.4 billion compared with net outflows of CHF 2.7 billion as net inflows into indexed strategies more than offset net outflows from some actively managed strategies. Fixed income net flows were zero, in line with the prior quarter. Multi-asset net outflows were CHF 2.4 billion compared with net inflows of CHF 1.4 billion and were mainly from clients serviced from the Americas, Asia Pacific and Europe, Middle East and Africa.

Invested assets were CHF 504 billion as of 30 September 2013 compared with CHF 507 billion as of 30 June 2013. By mandate type, CHF 187 billion of invested assets related to equities, CHF 141 billion related to fixed income, CHF 69 billion related to money markets and CHF 108 billion related to multi-asset mandates, including CHF 6 billion of alternative investments not managed by the O’Connor and AIS, global real estate or infrastructure and private equity investment areas.

O’Connor and AIS

During the third quarter, the management of the former alternative and quantitative investments business line was split into its two constituent parts – O’Connor, the single-manager hedge funds business, and alternative investment solutions (AIS), the multi-manager hedge funds business. These two business lines will continue to be reported together as O’Connor and AIS.

Operating income was CHF 54 million compared with CHF 63 million in the second quarter, mainly due to lower net management fees due to lower average invested assets during the quarter. Higher performance fees in O’Connor’s single manager funds were largely offset by lower performance fees in AIS’s multi-manager

36

UBS business divisions and Corporate Center

funds. As of 30 September 2013, over 85% of O’Connor and AIS’s performance fee-eligible assets were above their high water marks and a further 5% were within 1% compared with over 40% and 45%, respectively, as of 30 June 2013.

The gross margin was 77 basis points compared with 87 basis points in the second quarter, largely due to lower operating income.

Net new money outflows were CHF 1.3 billion compared with CHF 0.5 billion.

Invested assets were CHF 27 billion as of 30 September 2013 compared with CHF 29 billion as of 30 June 2013.

Global real estate

Operating income was CHF 80 million compared with CHF 77 million in the second quarter due to income distributions from co-investments. The gross margin was 76 basis points compared with 73 basis points. Net new money outflows were CHF 0.6 billion compared with net inflows of CHF 0.8 billion. Invested assets were CHF 41 billion as of 30 September 2013 compared with CHF 43 billion as of 30 June 2013.

Infrastructure and private equity

Operating income was CHF 9 million compared with CHF 10 million in the second quarter. The gross margin was 45 basis points compared with 50 basis points. Net new money outflows were CHF 0.1 billion compared with net outflows of CHF 0.3 billion. Invested assets were CHF 8 billion as of 30 September 2013, in line with 30 June 2013.

Fund services

Operating income was CHF 42 million compared with CHF 45 million in the second quarter. The gross margin on assets under administration was 4 basis points, in line with the previous quarter. Net new assets under administration inflows were CHF 5.0 billion compared with net outflows of CHF 4.8 billion in the second quarter. Total assets under administration were CHF 426 billion as of 30 September 2013 compared with CHF 422 billion as of 30 June 2013.

Personnel: 3Q13 vs 2Q13

Global Asset Management employed 3,747 personnel as of 30 September 2013 compared with 3,760 as of 30 June 2013. Decreases in personnel related to the ongoing cost reduction programs and lower allocations from centralized support functions were partly offset by personnel increases in growing parts of the business, including global real estate.

Results: 9M13 vs 9M12

Profit before tax for the first nine months of 2013 was CHF 446 million compared with CHF 421 million for the corresponding period in 2012. Adjusted for a gain of CHF 34 million on the disposal of the Canadian domestic business in the first nine months of 2013, credits totaling CHF 46 million related to changes to pension and benefit plans in the first nine months of 2012, and restructuring charges in both periods, profit before tax was CHF 441 million compared with CHF 380 million, due to lower operating expenses and higher operating income.

Total operating income increased to CHF 1,453 million, or CHF 1,419 million after adjusting for the abovementioned gain on disposal, from CHF 1,392 million. The increase was mainly in global real estate, with small increases in most other business lines.

Total operating expenses were CHF 1,007 million compared with CHF 971 million in the first nine months of 2012. Adjusted for the abovementioned pension and benefit plan credits in the first nine months of 2012, and restructuring charges in both periods, operating expenses were CHF 34 million lower in the first nine months of 2013 due to the ongoing cost reduction programs.

Investment performance

In an environment of generally rising but volatile markets, the majority of key equity strategies outperformed their benchmarks for the quarter and year-to-date, including global and US large cap strategies. Mainly due to generally cautious positioning in a strongly rising market, pan European equities remained behind benchmark. Asian and emerging markets equities strategies underperformed for the quarter as a whole but outperformed in the month of September.

Fixed income had a mixed quarter in markets buffeted by political uncertainty. In most key strategies, a general overweight credit positioning contributed positively to performance but the contribution from duration positioning was more mixed. Longer-term performance remained strong for the large majority of key strategies.

In global investment solutions, the performance of key allocation strategies was very close to benchmark in the quarter with some marginally outperforming and others marginally underperforming. Contributions from asset allocation and currency were negative, while security selection contributed positively. Absolute return strategies achieved positive performance in the quarter while global convertibles remained behind benchmark, mainly as a small number of highly equity-sensitive benchmark bonds not held in the portfolio performed strongly.

Among alternative strategies, O’Connor’s core single manager hedge funds were positive in the quarter, as were AIS’s core fund of hedge funds. The large majority of direct and indirect real estate strategies delivered positive absolute returns for the quarter. Direct infrastructure, infrastructure fund of funds and private equity fund of funds continued to perform in line with their respective investment objectives.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, remained robust over the long term. Across all asset classes, and on an asset-weighted basis, 54% of fund assets ranked in the top two quartiles over one year, 66% over three years and 73% over five years.

37

Global Asset Management

Investment performance – key composites versus benchmarks

The table below represents investment performance for approximately 46% of Global Asset Management’s CHF 273 billion actively managed invested assets in traditional investments as of 30 September 2013. This figure excludes CHF 158 billion in indexed investments, CHF 69 billion in actively managed money market funds and CHF 81 billion in actively managed alternatives (including O’Connor and AIS, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	+	+
US Large Cap Equity Composite vs. Russell 1000 Index	+	+	–	–
Pan European Equity Composite vs. MSCI Europe Index (net)	–	–	–	+
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	–	–	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	+	+	–	+
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	–	–	+
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	+	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	–	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	+	+	+	+
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	–	–	–	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	+	–	+
Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	–	–	–	–
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	–	+	–	–
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	+	+	–	–
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	–	–	–	+

1 Customized benchmark.    2  Benchmark was changed on 1 May 2013 to US T-Bills 30 Day. Periods prior to May 2013 calculated vs. Consumer Price Index.

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss-, Luxembourg-, German- and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling

CHF 92 billion as of 30 September 2013. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and indexed funds are excluded.

		Annualized
Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	48	56	55
Fixed income	43	66	67
Multi-asset	80	88	81
Real estate and alternative	31	30	88
Total	54	66	73

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 7 October 2013 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e., above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

38

UBS business divisions and Corporate Center

Retail & Corporate

Profit before tax was CHF 402 million in the third quarter of 2013 compared with CHF 377 million in the prior quarter. Adjusted for restructuring charges, profit before tax increased to CHF 417 million from CHF 390 million. The third quarter results showed higher operating income, including a gain on sale from the partial divestment of our participation in Euroclear, as well as lower operating expenses. The net new business volume growth rate was positive 1.3% and included net inflows from both corporate and retail clients.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Net interest income	531	542	545	(2)	(3)	1,603	1,630
Net fee and commission income	308	304	295	1	4	908	897
Net trading income	81	95	75	(15)	8	254	203
Other income	36	11	31	227	16	61	72
Income	956	951	946	1	1	2,826	2,803
Credit loss (expense)/recovery	2	(3)	(13)			(1)	(8)
Total operating income	958	948	932	1	3	2,825	2,795
Personnel expenses	355	368	356	(4)	0	1,101	933
General and administrative expenses	200	204	193	(2)	4	601	629
Services (to)/from other business divisions	(37)	(36)	(41)	3	(10)	(110)	(329)
Depreciation and impairment of property and equipment	37	36	29	3	28	107	96
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[2]	556	571	537	(3)	4	1,700	1,329
Business division operating profit/(loss) before tax	402	377	395	7	2	1,126	1,466

Key performance indicators[3]
Pre-tax profit growth (%)	6.6	8.6	(1.0)			(23.2)	(1.0)
Cost/income ratio (%)	58.2	60.0	56.8			60.2	47.4
Net interest margin (%)	1.54	1.57	1.59			1.55	1.60
Net new business volume growth (%)	1.3	(2.7)	7.2			1.1	5.0
Impaired loan portfolio as a % of total loan portfolio, gross (%)[4]	0.7	0.7	0.6			0.7	0.6

Additional information
Average attributed equity (CHF billion)[5]	3.9	4.3	4.3	(9)	(9)	4.2	4.5
Return on attributed equity (RoaE) (%)	41.2	35.1	36.7			35.7	43.1
Risk-weighted assets (phase-in, CHF billion)[6]	31.8	32.1		(1)		31.8
Risk-weighted assets (fully applied, CHF billion)[6]	30.1	30.4		(1)		30.1
Return on risk-weighted assets, gross (%)[7]	12.0	11.6	13.6			11.6	14.3
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume (CHF billion)	531	526	495	1	7	531	495
Client assets (CHF billion)[8]	393	388	358	1	10	393	358
Loans, gross (CHF billion)	137.9	137.9	136.8	0	1	137.9	136.8
Due to customers (CHF billion)	131.8	128.5	130.1	3	1	131.8	130.1
Secured loan portfolio as a % of total loan portfolio, gross (%)	92.2	92.4	91.5			92.2	91.5
Personnel (full-time equivalents)	9,568	9,532	10,227	0	(6)	9,568	10,227

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended, refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    4  Refer to the “Risk management and control” section of this report for more information on impairment ratios.    5  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    7  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    8  In 2012, the definition of client assets was refined. Prior periods have been adjusted accordingly. Refer to “Note 35 Invested assets and net new money” in the “Financial information” section of our Annual Report 2012 for more information.

39

Retail & Corporate

Results: 3Q13 vs 2Q13

Operating income

Total operating income increased by CHF 10 million to CHF 958 million, reflecting a gain on sale of CHF 16 million from the partial divestment of our participation in Euroclear, partly offset by lower net interest and trading income.

Net interest income decreased by CHF 11 million to CHF 531 million as ongoing low interest rates continued to negatively affect client deposit reinvestment rates, while average client deposit volumes were broadly stable. The loan margin and average loan volumes remained largely unchanged. In addition, interest income decreased due to lower allocations related to investment proceeds from the firm’s equity.

Net fee and commission income increased by CHF 4 million to CHF 308 million, reflecting higher corporate finance fees, partially offset by lower investment fund sales commissions.

Net trading income decreased by CHF 14 million to CHF 81 million from CHF 95 million, mainly due to lower treasury-related income.

Other income increased by CHF 25 million to CHF 36 million from CHF 11 million, reflecting a gain on sale of CHF 16 million from the partial divestment of our participation in Euroclear in the third quarter as well as CHF 7 million higher income related to our equity investment in the SIX Group.

Net credit loss recoveries were CHF 2 million in the third quarter compared with net credit loss expenses of CHF 3 million in the previous quarter. The third quarter included net new specific credit loan loss allowances of CHF 22 million compared with CHF 44 million in the prior quarter, reflecting adjustments on existing positions as well as a small number of new workout cases that were individually reviewed, downgraded and impaired. This was more than offset by a release of CHF 24 million in collective loan loss allowances in the third quarter compared with a release of CHF 41 million in the prior quarter. The third quarter release was mainly due to the ongoing review of the portfolio. The remaining balance of the collective loan loss allowances amounted to CHF 31 million as of 30 September 2013.

Operating expenses

Total operating expenses decreased by CHF 15 million to CHF 556 million, mainly due to lower personnel expenses. Third quarter restructuring charges were CHF 15 million compared with CHF 13 million in the second quarter. Adjusted for restructuring charges, operating expenses decreased by CHF 17 million to CHF 541 million from CHF 558 million.

Personnel expenses decreased to CHF 355 million from CHF 368 million, mainly due to an increased credit related to the release of accruals for untaken vacation following the usual seasonal pattern.

General and administrative expenses of CHF 200 million decreased slightly from CHF 204 million in the previous quarter. Lower charges for provisions for litigation, regulatory and similar matters were partly offset by higher restructuring costs in the third quarter.

Net charges out for services to other business divisions were CHF 37 million, almost unchanged from CHF 36 million in the previous quarter. Depreciation expenses were CHF 37 million, a slight increase from CHF 36 million in the second quarter.

Cost/income ratio

The cost/income ratio improved by 1.8 percentage points to 58.2% from 60.0%, reflecting higher income as well as lower expenses. Adjusted for restructuring charges, the cost/income ratio improved to 56.6% from 58.7%, and remained within our target range of 50% to 60%.

Net interest margin

The net interest margin decreased 3 basis points to 154 basis points, reflecting lower net interest income on a broadly unchanged average loan volume and remained within the target range of 140 to 180 basis points.

Net new business volume

The annualized growth rate for net new business volume was positive 1.3% and included net inflows from both corporate and retail clients. This compared with negative 2.7% in the previous quarter, which included a small number of corporate outflows including an outflow related to the issuance of a banking license to Swiss Post-Finance.

Our retail businesses recorded a positive net new business volume growth rate of 1.2% compared with 1.7% in the previous quarter. In both quarters, inflows resulted from moderate levels of net new loans and net new client assets.

The moderate net new loan inflows were in line with our strategy to grow our business in high-quality loans selectively. The net new business volume growth rate was within the target range of 1% to 4%.

Personnel: 3Q13 vs 2Q13

Retail & Corporate employed 9,568 personnel as of 30 September 2013 compared with 9,532 as of 30 June 2013. This increase reflected the annual intake of around 100 apprentices, which took place in August 2013 and was partly offset by staff reductions including those related to our ongoing cost reduction programs.

Results: 9M13 vs 9M12

Profit before tax decreased by CHF 340 million to CHF 1,126 million from CHF 1,466 million in the same period in 2012, mainly as the first nine months of 2012 included a credit in personnel expenses of CHF 287 million related to changes to our Swiss pension plan and restructuring charges of CHF 3 million. The first nine months of 2013 included restructuring charges of CHF 43 million. Adjusted for these items, profit before tax decreased by CHF 13 million to CHF 1,169 million from CHF 1,182 million, reflecting higher operating expenses partly offset by higher operating income.

40

UBS business divisions and Corporate Center

Total operating income increased by CHF 30 million to CHF 2,825 million. Net interest income was CHF 27 million lower at CHF 1,603 million, as ongoing low interest rates continued to adversely affect the deposit margin substantially despite selective pricing adjustments, while the loan margin remained stable. This was partly offset by lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury and higher treasury-related income as well as higher income from substantial growth in average client deposit volumes and to a lesser extent in loans.

Net fee and commission income was CHF 908 million, a slight increase from CHF 897 million, reflecting higher custody fee income.

Net trading income increased to CHF 254 million from CHF 203 million, reflecting higher treasury-related income as well as changes in the fair value of credit default swaps to hedge the credit risk inherent in certain loans. Moreover, client activity levels were higher in the first nine months of 2013.

Other income decreased to CHF 61 million from CHF 72 million, mainly reflecting lower income related to our equity investment in SIX Group, partially offset by a gain on sale of CHF 16 million from the partial divestment of our participation in Euroclear.

Credit loss expenses were CHF 1 million in the first nine months of 2013 compared with CHF 8 million in the same period a year earlier. The first nine months of 2013 included net new specific credit loan loss allowances of CHF 80 million, reflecting adjustments on existing positions as well as a number of new workout cases that were individually reviewed, downgraded and impaired. This was almost entirely offset by a net release of collective loan loss allowances. Based on the ongoing review of the portfolio as well as the overall improved outlook for relevant industries collective loan loss allowances of CHF 79 million were released in the first nine months of 2013. The first nine months of 2012 included net new specific credit loan loss allowances of CHF 5 million and a net increase in collective loan loss allowances of CHF 3 million.

Operating expenses increased to CHF 1,700 million from CHF 1,329 million, mainly as the first nine months of 2012 included a credit in personnel expenses of CHF 287 million related to changes to our Swiss pension plan. Adjusted for this and restructuring charges of CHF 43 million in the first nine months of 2013 and CHF 3 million in the same period of 2012, operating expenses increased by CHF 44 million to CHF 1,657 million. This development reflected increased investments in technology partly related to electronic and mobile channels and the refurbishment of our branch network as well as higher variable compensation accruals.

Personnel expenses increased by CHF 168 million to CHF 1,101 million, mainly reflecting the aforementioned changes to our Swiss pension plan. Adjusted for this and restructuring charges, personnel expenses decreased by CHF 130 million to CHF 1,087 million, mainly due to the centralization of operations units at the beginning of the third quarter of 2012. This centralization and subsequent reallocation of the operations units had the effect of reducing personnel expenses as well as general and administrative expenses and decreasing net charges to other business divisions.

è	Refer to the “Significant accounting and financial reporting structure changes” section in the Annual Report 2012 for more information on changes related to the centralization of operations units

Non-personnel expenses increased to CHF 598 million from CHF 396 million in the first nine months of 2012. Adjusted for restructuring charges of CHF 29 million in the first nine months of 2013 and restructuring charges of zero in the first nine months of 2012, non-personnel expenses increased by CHF 173 million to CHF 569 million. The abovementioned centralization of operations units led to a decrease in net charges to other business divisions, which was partially offset by a decrease in general and administrative expenses.

41

Corporate Center

Corporate Center

Corporate Center reporting – Total1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Income	(149)	(65)	756	129		31	1,758
Credit loss (expense)/recovery[2]	(1)	(5)	(125)	(80)	(99)	(7)	(92)
Total operating income excluding own credit	(150)	(69)	632	117		24	1,665
Own credit[3]	(147)	138	(863)		(83)	(189)	(1,788)
Total operating income as reported	(297)	69	(231)		29	(165)	(123)
Personnel expenses	196	225	208	(13)	(6)	708	627
General and administrative expenses	662	862	276	(23)	140	2,199	639
Services (to)/from other business divisions	12	31	102	(61)	(88)	38	333
Depreciation and impairment of property and equipment	4	8	15	(50)	(73)	42	35
Impairment of goodwill	0	0	3,030		(100)	0	3,030
Amortization and impairment of intangible assets	1	1	19	0	(95)	2	27
Total operating expenses[4]	875	1,127	3,650	(22)	(76)	2,990	4,691
Operating profit/(loss) before tax	(1,172)	(1,058)	(3,881)	11	(70)	(3,156)	(4,814)
Operating profit/(loss) before tax excluding own credit	(1,025)	(1,196)	(3,018)	(14)	(66)	(2,967)	(3,026)

Additional information
Average attributed equity (CHF billion)[5]	23.4	23.7	23.1	(1)	1	24.0	23.9
Total assets (CHF billion)[6]	487.1	542.1	787.6	(10)	(38)	487.1	787.6
Risk-weighted assets (phase-in, CHF billion)[7]	87.2	98.4		(11)		87.2
Risk-weighted assets (fully applied, CHF billion)[7]	86.6	97.8		(11)		86.6
Personnel before allocations (full-time equivalents)	24,333	24,568	26,462	(1)	(8)	24,333	26,462
Allocations to business divisions (full-time equivalents)	(21,586)	(21,844)	(23,555)	(1)	(8)	(21,586)	(23,555)
Personnel after allocations (full-time equivalents)	2,747	2,724	2,907	1	(6)	2,747	2,907

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions. Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    2 Includes credit loss (expense)/recovery on reclassified and acquired securities.    3 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 September 2013 amounts to CHF 0.5 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    4 Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5 Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6 Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    7 In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.

42

UBS business divisions and Corporate Center

Corporate Center – Core Functions

Profit before tax in the third quarter was negative CHF 479 million compared with negative CHF 131 million in the previous quarter. Adjusted for gains on sales of real estate, own credit and restructuring charges, profit before tax was negative CHF 540 million compared with negative CHF 283 million in the prior quarter. The third quarter included higher charges for provisions for litigation, regulatory and similar matters. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was negative CHF 219 million compared with negative CHF 124 million in the prior quarter.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Income	(51)	(143)	160	(64)		(453)	284
Credit loss (expense)/recovery	0	0	0			0	0
Total operating income excluding own credit	(50)	(143)	161	(65)		(454)	284
Own credit[2]	(147)	138	(863)		(83)	(189)	(1,788)
Total operating income as reported	(197)	(5)	(702)		(72)	(643)	(1,504)
Personnel expenses	88	72	59	22	49	305	197
General and administrative expenses	204	52	42	292	386	350	141
Services (to)/from other business divisions	(5)	1	10			(4)	18
Depreciation and impairment of property and equipment	(5)	2	4			(4)	7
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[3]	282	126	115	124	145	647	363
Operating profit/(loss) before tax	(479)	(131)	(817)	266	(41)	(1,290)	(1,867)
Operating profit/(loss) before tax excluding own credit	(332)	(269)	46	23		(1,101)	(79)

Additional information
Average attributed equity (CHF billion)[4]	13.7	11.7	7.1	17	93	12.1	7.1
Total assets (CHF billion)[5]	231.6	241.8	294.0	(4)	(21)	231.6	294.0
Risk-weighted assets (phase-in, CHF billion)[6]	18.7	20.8		(10)		18.7
Risk-weighted assets (fully applied, CHF billion)[6]	18.0	20.2		(11)		18.0
Personnel before allocations (full-time equivalents)	24,088	24,305	25,882	(1)	(7)	24,088	25,882
Allocations to business divisions (full-time equivalents)	(22,949)	(23,299)	(25,366)	(2)	(10)	(22,949)	(25,366)
Personnel after allocations (full-time equivalents)	1,139	1,006	516	13	121	1,139	516

Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	992	1,053	1,081	(6)	(8)	3,156	2,989
General and administrative expenses	1,163	903	952	29	22	3,213	2,787
Depreciation and impairment of property and equipment	178	180	155	(1)	15	555	471
Amortization and impairment of intangible assets	1	1	0	0		3	1
Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3]	2,334	2,138	2,189	9	7	6,927	6,248
Net allocations to business divisions	(2,052)	(2,012)	(2,074)	2	(1)	(6,279)	(5,885)
Total operating expenses[3]	282	126	115	124	145	647	363

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions. Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 September 2013 amounts to CHF 0.5 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    6  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.

43

Corporate Center

Results: 3Q13 vs 2Q13

Operating income

Total operating income was negative CHF 197 million in the third quarter of 2013 compared with negative CHF 5 million in the prior quarter. Adjusted operating income excluding own credit and gains on sales of real estate was negative CHF 257 million compared with negative CHF 162 million in the prior quarter.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 219 million compared with negative CHF 124 million in the prior quarter. This mainly resulted from a loss of CHF 54 million from interest rate swaps related to our macro cash flow hedge models compared with a loss of CHF 24 million in the prior quarter. In addition, due to the difference between actual incurred third-party funding costs and economic funding costs charged to the business divisions, Treasury income after allocations included negative revenues of CHF 17 million in the third quarter compared with positive revenues of CHF 27 million in the prior quarter.

Adjusted operating income excluding Treasury income was unchanged at negative CHF 38 million and included fair value losses on investment property of CHF 16 million.

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 147 million was recorded in the third quarter, primarily due to a tightening of our funding spreads over the quarter. An own credit gain of CHF 138 million was recorded in the prior quarter.

è	Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Operating expenses

On a gross basis before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses increased by CHF 196 million to CHF 2,334 million in the third quarter of 2013. Third quarter restructuring charges were CHF 173 million compared with CHF 89 million in the second quarter. Excluding restructuring, adjusted operating expenses before service allocations were CHF 2,161 million compared with CHF 2,049 million in the previous quarter.

Personnel expenses decreased by CHF 61 million to CHF 992 million, mainly due to an increased credit related to the release of accruals for untaken vacation following the usual seasonal pattern, further headcount reductions related to our ongoing cost reduction programs and lower restructuring costs.

General and administrative expenses increased by CHF 260 million to CHF 1,163 million, largely due to CHF 161 million higher charges for provisions for litigation, regulatory and similar matters, real estate-related restructuring charges of CHF 79 million in the third quarter as well as increased consulting fees.

The business divisions and Non-core and Legacy Portfolio were charged CHF 2,052 million for shared services costs, an increase of CHF 40 million from the previous quarter, mainly related to the aforementioned restructuring charges.

Total operating expenses remaining after allocations to the business divisions and Non-core and Legacy Portfolio increased to CHF 282 million from CHF 126 million in the prior quarter. The increase of CHF 156 million was mainly due to higher charges for provisions for litigation, regulatory and similar matters.

The remaining operating expenses related to Group governance functions and other corporate activities as well as the ongoing refinement of the cost allocation keys for the business divisions and Non-core and Legacy Portfolio following the accelerated implementation of our strategy, particularly the changes affecting our Investment Bank.

Risk-weighted assets

Fully applied Basel III risk-weighted assets (RWA) were CHF 18 billion as of 30 September 2013, CHF 2 billion lower than at the end of the prior quarter.

è	Refer to the “Capital management” section of this report for more information

Personnel: 3Q13 vs 2Q13

At the end of the third quarter, Corporate Center – Core Functions employed 24,088 personnel, with 22,949 allocated to the

44

UBS business divisions and Corporate Center

business divisions as well as Non-core and Legacy Portfolio, based on services consumed. The decrease of 217 personnel from the prior quarter mainly related to our ongoing cost reduction programs. The 1,139 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions, other corporate activities and the ongoing refinement of the allocation keys for the business divisions and Non-core and Legacy Portfolio following the accelerated implementation of our strategy.

Results: 9M13 vs 9M12

The result before tax was a loss of CHF 1,290 million in the first nine months of 2013 compared with a loss of CHF 1,867 million in the first nine months of 2012. On an adjusted basis, the result before tax was a loss of CHF 1,184 million compared with a loss of CHF 93 million. Adjusting items for the first nine months of 2013 were an own credit loss of CHF 189 million, gains of CHF 227 million on sales of real estate, a net loss of CHF 119 million related to the buyback of debt in a public tender offer, a foreign currency translation loss of CHF 24 million related to the sale of the remaining proprietary trading business and restructuring charges of CHF 1 million. Adjusting items for the first nine months of 2012 were an own credit loss of CHF 1,788 million, gains of CHF 3 million on sales of real estate, releases of restructuring provisions of CHF 7 million as well as the positive effect of the changes to our Swiss pension plan and US retiree benefit plan of CHF 3 million and CHF 1 million, respectively.

Total operating income was negative CHF 643 million in the first nine months of 2013 compared with negative CHF 1,504 million in the first nine months of 2012. Adjusted operating income decreased by CHF 819 million to negative CHF 538 million.

Adjusted Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions decreased by CHF 955 million to negative CHF 416 million. Of this reduction, CHF 507 million was attributable to changes made to Group Treasury models that centralize funding costs in the unsecured funding pool. A further CHF 252 million was attributable to negative effects from hedge accounting models. Finally, revenues from the repo cash unit, which was transferred from the Investment Bank to Corporate Center – Core Functions in the first quarter of 2013, were CHF 180 million lower and net gains from sales of financial investments available-for-sale, including from the portfolio transferred from Wealth Management Americas in the third quarter of 2013, were CHF 103 million lower. Adjusted operating income excluding Treasury income was negative CHF 122 million, compared with negative CHF 258 million, mainly due to lower charges from Group Treasury to other Corporate Center functions in relation to our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. The costs associated with managing this portfolio decreased in the first nine months of 2013, mainly due to reduced funding costs, while the average size of the portfolio remained stable. This was partly offset as operating income excluding Treasury income in the first nine months of 2013 included CHF 79 million in funding costs related to attributed equity for goodwill and intangible assets that arose from the PaineWebber acquisition which were allocated to the business divisions prior to 2013.

On a gross basis before service allocations, total operating expenses increased by CHF 679 million to CHF 6,927 million. Adjusted expenses before allocations to the business divisions and Non-core and Legacy Portfolio, excluding restructuring charges of CHF 530 million, were CHF 6,397 million in the first nine months of 2013 compared with CHF 6,524 million in the first nine months of 2012, excluding restructuring charges of CHF 16 million as well as the positive effect of the changes to our Swiss pension plan and US retiree benefit plan of CHF 276 million and CHF 16 million, respectively. This decrease of CHF 127 million was mainly due to headcount reductions related to the accelerated implementation of our strategy and lower marketing costs, partly offset by higher charges for provisions for litigation, regulatory and similar matters and increased legal fees in the first nine months of 2013.

è

Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the transfer of the portfolio of financial investments available-for-sale and associated cash and balances with central banks

è	Refer to the “Recent developments section” section of our first quarter 2013 report for more information on the transfer of the repo cash unit

45

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Profit before tax was negative CHF 693 million in the third quarter compared with negative CHF 927 million in the previous quarter. The improved result was mainly due to lower charges for provisions for litigation, regulatory and similar matters in the third quarter and an impairment charge related to certain disputed receivables recorded in the prior quarter. Furthermore, the third quarter included a lower gain from the revaluation of our option to acquire the SNB StabFund’s equity.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Non-core	(120)	(57)	363	111		54	1,104
Legacy Portfolio	21	135	233	(84)	(91)	430	369
of which: SNB StabFund option	74	122	266	(39)	(72)	440	445
Income	(99)	78	596			485	1,474
Credit loss (expense)/recovery[2]	(1)	(5)	(125)	(80)	(99)	(7)	(92)
Total operating income	(100)	73	471			477	1,381
Personnel expenses	109	154	149	(29)	(27)	403	430
General and administrative expenses	458	810	234	(43)	96	1,849	499
Services (to)/from other business divisions	17	30	92	(43)	(82)	43	314
Depreciation and impairment of property and equipment	9	6	11	50	(18)	47	29
Impairment of goodwill	0	0	3,030		(100)	0	3,030
Amortization and impairment of intangible assets	1	1	19	0	(95)	2	27
Total operating expenses[3]	593	1,001	3,535	(41)	(83)	2,343	4,329
Operating profit/(loss) before tax	(693)	(927)	(3,063)	(25)	(77)	(1,866)	(2,948)
Additional information
Average attributed equity (CHF billion)[4]	9.7	12.0	16.0	(19)	(39)	11.9	16.7
Total assets (CHF billion)[5]	255.5	300.3	493.5	(15)	(48)	255.5	493.5
Risk-weighted assets (phase-in, CHF billion)[6]	68.6	77.6		(12)		68.6
Risk-weighted assets (fully applied, CHF billion)[6]	68.6	77.6		(12)		68.6
Personnel after allocations (full-time equivalents)	1,608	1,718	2,391	(6)	(33)	1,608	2,391

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.     2 Includes credit loss (expense)/recovery on reclassified and acquired securities.     3 Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.     4 Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.     5 Based on third-party view, i.e., without inter-company balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.     6 In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.

46

UBS business divisions and Corporate Center

Results: 3Q13 vs 2Q13

Operating income

Total operating income was negative CHF 100 million in the third quarter compared with positive CHF 73 million in the second quarter. Non-core income decreased by CHF 63 million, mainly due to a negative valuation adjustment resulting in increased credit valuation adjustment (CVA) reserves, a negative debit valuation adjustment (DVA) in the derivatives portfolio of CHF 47 million compared with a negative adjustment of CHF 21 million in the prior quarter as well as lower revenues in rates. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 69 million in the third quarter, primarily due to mark-to-market gains on the fund’s assets, compared with a gain of CHF 119 million in the prior quarter. Legacy Portfolio income excluding the SNB StabFund option decreased by CHF 67 million in the third quarter, mainly due to lower revenues following credit-related markdowns in the third quarter as well as positive trading gains on reference-linked note portfolios in the prior quarter.

è	Refer to the tables “Composition of Non-core” and “Composition of Legacy Portfolio” within the “Risk and treasury management” section of this report for more information

Operating expenses

Total operating expenses decreased to CHF 593 million from CHF 1,001 million in the prior quarter. Adjusted for restructuring charges, operating expenses decreased by CHF 395 million to CHF 588 million.

Personnel expenses decreased by CHF 45 million to CHF 109 million in the third quarter, mainly resulting from a CHF 17 million reduction in restructuring charges and further headcount reductions related to our ongoing cost reduction programs.

General and administrative expenses decreased by CHF 352 million to CHF 458 million, largely due to lower charges for provisions for litigation, regulatory and similar matters of CHF 350 million compared with CHF 619 million in the prior quarter. Further, the second quarter included an impairment charge of CHF 87 million related to certain disputed receivables.

Risk-weighted assets

Fully applied Basel III risk-weighted assets (RWA) decreased by CHF 9 billion to CHF 69 billion at the end of the third quarter. Within Non-core, we continued activity targeted at reducing the number of outstanding over-the-counter (OTC) derivative transactions by means of negotiated bilateral settlements with specific counterparties, third-party novations or trade compressions. As a result, Basel III RWA decreased by CHF 9 billion to CHF 39 billion for Non-core. At the end of the quarter, Non-core RWA of CHF 39 billion comprised CHF 23 billion credit risk RWA, CHF 8 billion market risk RWA and CHF 8 billion operational risk RWA.

In the Legacy Portfolio, RWA remained constant at CHF 30 billion as there were no significant unwinds. These RWA comprised CHF 20 billion credit risk RWA, CHF 2 billion market risk RWA and CHF 8 billion operational risk RWA.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” within the “Risk and treasury management” section of this report for more information on risk-weighted assets

Operating income by business unit: 3Q13 vs 2Q13

Non-core

Total income was negative CHF 120 million in the third quarter of 2013 compared with negative CHF 57 million in the prior quarter. Other Non-core revenues decreased to negative CHF 63 million from negative CHF 4 million. This related mainly to higher negative revenues due to a valuation adjustment resulting in increased CVA reserves and a negative DVA on our derivatives portfolio of CHF 47 million in the third quarter compared with a negative adjustment of CHF 21 million in the prior quarter. In addition, rates revenues decreased by CHF 11 million to CHF 4 million in the third quarter due to exit and hedging costs related to unwind activity. Credit revenues of negative CHF 61 million were broadly stable compared with the prior quarter. This was due to significant unwind and novation activity in structured credit.

Legacy Portfolio

Total income was CHF 21 million in the third quarter of 2013 compared with CHF 135 million in the prior quarter. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 69 million in the third quarter, mainly due to mark-to-market gains on the fund’s assets, compared with a gain of CHF 119 million in the prior quarter.

Legacy Portfolio income excluding the SNB StabFund option decreased by CHF 67 million to negative CHF 53 million. This was mainly due to credit-related markdowns during the third quarter as well as positive trading gains on reference-linked note portfolios in the prior quarter.

We intend to exercise the option to acquire the SNB StabFund’s equity in the fourth quarter of this year.

è	Refer to the “Capital management” section of this report for more information about our intention to exercise the option to acquire the SNB StabFund’s equity

Personnel: 3Q13 vs 2Q13

At the end of the third quarter of 2013, a total of 1,608 personnel were employed within Non-core and Legacy Portfolio including the SNB StabFund investment management team compared with 1,718 at the end of the prior quarter. Front office personnel decreased to 245 from 263, and personnel allocated from centralized shared services units decreased to 1,363 from 1,455.

47

Corporate Center

Results: 9M13 vs 9M12

The result before tax was a loss of CHF 1,866 million in the first nine months of 2013 compared with a loss of CHF 2,948 million in the first nine months of 2012. On an adjusted basis, the result before tax was a loss of CHF 1,682 million in the first nine months of 2013 compared with a gain of CHF 114 million in the first nine months of 2012. Adjusting items for the first nine months of 2013 were: a trading gain of CHF 27 million related to the buyback of debt and restructuring charges of CHF 211 million. Adjusting items for the first nine months of 2012 were: impairment losses of CHF 3,064 million, restructuring charges of CHF 7 million as well as the positive effect of the changes to our US retiree benefit plan and Swiss pension plan of CHF 7 million and CHF 2 million, respectively.

Total operating income decreased to CHF 477 million from CHF 1,381 million. Adjusted operating income decreased to CHF 450 million from CHF 1,381 million. Adjusted Non-core operating income decreased to CHF 27 million from CHF 1,104 million due to lower revenues in credit and rates as we focused on RWA and balance sheet reduction as well as reducing operational complexity following the accelerated implementation of our strategy. In the first nine months of 2012, portfolios, which were actively traded at the time, benefited from increased liquidity with strong two-way client flow that resulted in higher revenues.

Total income in the Legacy Portfolio was CHF 430 million compared with CHF 369 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 428 million in the first nine months of 2013 compared with a gain of CHF 435 million in the first nine months of 2012. Excluding the SNB StabFund option, income from the Legacy Portfolio was negative CHF 10 million compared with negative CHF 75 million. The prior year was mainly affected by a net loss related to the sale or liquidation of substantially all assets underlying the settlement with MBIA to reduce our Basel III RWA. The net credit loss expense in the first nine months of 2012 mainly reflected an impairment charge related to certain student loan auction rate securities that have been sold.

Total operating expenses decreased to CHF 2,343 million from CHF 4,329 million. On an adjusted basis, operating expenses increased by CHF 865 million to CHF 2,132 million. This was mainly due to higher charges for provisions for litigation, regulatory and similar matters of CHF 1,315 million compared with CHF 185 million in the first nine months of 2012, as well as an impairment charge of CHF 87 million related to certain disputed receivables in first nine months of 2013. These effects were partly offset by lower cost allocations from Corporate Center – Core Functions as a result of reduced service consumption and decreased front office personnel expenses, primarily due to headcount reductions related to our ongoing cost reduction programs.

48

Risk and treasury management Management report

Risk management and control

Risk management and control

We experienced moderate increases in credit risk exposures arising from growth in lending in our wealth management businesses and in the Investment Bank. The depreciation of the US dollar versus the Swiss franc, however, led to a decrease in our reported credit exposures for these business divisions. Market risks generated in our trading businesses remained at low levels. Within our Non-core and Legacy Portfolio, we continued to actively manage down credit risks. These efforts were supported by lower exposures from derivatives as a result of upward shifts in yield curves. Currency movements also contributed to a decrease in our reported credit exposures for Non-core and Legacy Portfolio this quarter. The firm also continues to be subject to operational risks, including those arising from litigation, regulatory or similar matters.

	Risk profile of the Group		Tables
51	Banking products	51	Allowances and provisions for credit losses
51	Traded products
52	Market risk	52	Group: management VaR by business division and Corporate Center
		52	Group: management VaR by risk type
53	Interest rate risk in the banking book	53	Interest rate sensitivity – banking book
55	Exposures to selected eurozone countries	54	Exposures to selected eurozone countries
		55	Exposures from single-name CDS referencing Greece, Italy, Ireland, Portugal or Spain
55	Operational risk

	Risk profile excluding CC – Non-core and Legacy Portfolio
56	Banking products	58	Allowances and provisions for credit losses
57	Wealth Management	59	Composition of Wealth Management loan portfolio, gross
57	Wealth Management Americas	59	Composition of Wealth Management Americas loan portfolio, gross
57	Investment Bank	59	Investment Bank: banking products
		59	Investment Bank: distribution of net banking products exposure, across internal UBS rating and LGD buckets
57	Global Asset Management
57	Retail & Corporate	60	Composition of Retail & Corporate loan portfolio, gross
57	Corporate Center – Core Functions
57	Market risk	60	Group, excluding CC – Non-core and Legacy Portfolio: management VaR by risk type

	CC – Non-core and Legacy Portfolio
61	Non-core	62	Composition of Non-core
61	Legacy Portfolio	63	Composition of Legacy Portfolio

50

Risk and treasury management

Risk profile of the Group

This section provides an overview of credit risk (comprising banking products and traded products), market risk, interest rate risk in the banking book, exposure to selected eurozone countries and operational risk across the Group as of 30 September 2013.

Banking products

Gross banking products exposure decreased by CHF 6 billion to CHF 465 billion over the quarter, largely reflecting lower levels of exposure arising from loan underwriting activity at the end of the third quarter compared with the end of the prior quarter. CHF 291 billion of banking products related to loans, of which 41% related to loans secured by residential and commercial properties in Retail & Corporate, 23% related to loans secured by securities within our wealth management businesses and 4% related to loans within Non-core and Legacy Portfolio.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for information on credit risk, impairment and default

Traded products

Credit risk arising from traded products, after the effects of master netting agreements but excluding credit valuation adjustments and hedges, decreased by CHF 9 billion to CHF 51 billion. The decrease reflected continued progress in managing down credit risks within Corporate Center – Non-core and Legacy Portfolio, supported by lower counterparty exposures from derivatives as a result of upward shifts in yield curves for most major currencies. The majority of the credit risk arising from traded products relates to over-the-counter derivatives, predominantly within Corporate Center – Non-core and Legacy Portfolio and the Investment Bank. As counterparty risk for traded products exposure is managed at a counterparty level, no split between exposures in the Investment Bank and those in Non-core and Legacy Portfolio is provided.

Allowances and provisions for credit losses1

	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
CHF million, except where indicated	30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13

Group
Balances with central banks	77,804	79,035							0.0	0.0
Due from banks	19,745	19,843	41	41	16	16			0.2	0.2
Loans	279,701	279,750	1,086	1,058	595	567	246	239	0.4	0.4
Guarantees	18,757	18,685	84	71	59	63	10	4	0.4	0.4
Loan commitments	47,284	48,882	17	10			0		0.0	0.0
Banking products Group, excluding CC – Non-core and Legacy Portfolio	443,290	446,195	1,228	1,181	671	646	256	243	0.3	0.3
Banking products Non-core	11,850	14,507	49	53	12	18			0.4	0.4
Banking products Legacy Portfolio[4]	9,519	10,116	128	130	36	33	93	97	1.3	1.3
Banking products CC – Non-core and Legacy Portfolio	21,369	24,623	177	183	47	51	93	97	0.8	0.7
Total Banking products	464,659	470,818	1,405	1,364	718	697	349	340	0.3	0.3

1  Excludes allowances for securities borrowed.    2  Excludes reclassified securities that are not considered impaired.    3  Excludes CHF 36 million (30.6.13: CHF 60 million) in collective loan loss allowances for credit losses.    4  Includes reclassified securities, see “Note 13 Reclassification of financial assets” in the “Financial information” section of this report for more information.

51

Risk management and control

Market risk

Market risk, measured as 1-day, 95% confidence level management value-at-risk (VaR), decreased by CHF 1 million to CHF 16 million and remains at low levels by historical standards. There were no material changes to our management VaR model in the third quarter of 2013. We had no group backtesting exceptions in the third quarter of 2013 and a total of one backtesting exception during the 12 months preceding the end of the quarter.

The following tables show VaR statistics for the Group as a whole, for the Group excluding Non-core and Legacy Portfolio and for each business division and the Corporate Center units on a standalone basis as well as VaR statistics by risk type.

Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minimums and maximums for each level may well occur on different days, and likewise the

VaR for each business line or risk type may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for information on market risk and VaR

We have an established framework to identify and quantify potential risk factors that are not fully captured by our VaR model. This framework is used to underpin these potential risk factors with regulatory capital, using a process approved by FINMA, subject to an annual recalibration, and calculated as a multiple of regulatory VaR and stressed VaR. The most recent annual recalibration resulted in an increase to our RWA add-on multiplier. The effect of this increase was offset by decreases in average regulatory VaR and stressed VaR, resulting in the RWA add-on being unchanged at CHF 2.0 billion.

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data)

by business division and Corporate Center

	For the quarter ended 30.9.13						For the quarter ended 30.6.13
CHF million, except where indicated	Min.		Max.		Average	30.9.13	Min.		Max.		Average	30.6.13
Wealth Management	0		0		0	0	0		0		0	0
Wealth Management Americas	1		2		1	1	1		2		1	1
Investment Bank	7		14		10	12	10		21		14	15
Global Asset Management	0		0		0	0	0		0		0	0
Retail & Corporate	0		0		0	0	0		0		0	0
Corporate Center – Core Functions	3		7		4	4	3		7		5	3
Diversification effect[2]	–	[1]	–	[1]	(5)	(5)	–	[1]	–	[1]	(6)	(4)
Group, excluding CC – Non-core and Legacy Portfolio	8		15		11	12	11		21		15	16
Non-core	9		13		11	11	8		12		10	10
Legacy Portfolio	6		8		7	6	6		8		7	6
Diversification effect[3]	–	[1]	–	[1]	(5)	(5)	–	[1]	–	[1]	(6)	(5)
CC – Non-core and Legacy Portfolio	10		14		12	12	10		13		11	11
Diversification effect[4]	–	[1]	–	[1]	(9)	(8)	–	[1]	–	[1]	(8)	(10)
Total management VaR, Group	12		18		14	16	14		23		17	17

1  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.     3  Difference between the sum of the two standalone VaRs for “Non-core” and “Legacy Portfolio” and the VaR for these two portfolios as a whole.    4  Difference between the sum of the two standalone VaRs for “Group, excluding CC – Non-core and Legacy Portfolio” and the “CC – Non-core and Legacy Portfolio” and the VaR for the Group as a whole.

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data) by risk type

	For the quarter ended 30.9.13						For the quarter ended 30.6.13
CHF million, except where indicated	Min.		Max.		Average	30.9.13	Min.		Max.		Average	30.6.13
Equities	7		12		9	9	7		18		11	12
Interest rates	8		12		10	10	9		16		12	11
Credit spreads	14		17		15	15	17		21		19	17
Foreign exchange	2		7		4	4	3		9		6	5
Energy, metals and commodities	1		2		2	2	2		3		2	2
Diversification effect	–	[1]	–	[1]	(25)	(24)	–	[1]	–	[1]	(32)	(28)
Total management VaR, Group	12		18		14	16	14		23		17	17
Diversification effect (%)					(63)	(59)					(65)	(62)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

52

Risk and treasury management

Interest rate risk in the banking book

The interest rate risk sensitivity figures presented in the following table represent the effects of +1, ±100 and ±200-basis-point parallel moves in yield curves on the present values of future cash flows, irrespective of accounting treatment. For some portfolios, the +1-basis-point sensitivity has been estimated by dividing the +100-basis-point sensitivity by 100. Due to the low level of interest rates, downward moves by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. This effect results in nonlinear behavior of the sensitivity, in particular in USD when combined with pre-payment risk on US mortgages and related products.

In the third quarter, the USD yield curve steepened modestly, reducing the impact of the aforementioned floor effect for longer maturity cash flows related to available-for-sale positions, where rates increased. In contrast, the effect of this floor was largely unchanged on shorter-term cash flows (for example cash flows related to some deposit liabilities) where rates were broadly stable over the quarter. This led to significant changes in the reported impacts for the –100 and –200 basis-point parallel moves in the USD yield curve. Sensitivity changes in the USD +100 and +200 basis-point parallel shocks can be attributed primarily to the effect of an increase in some client deposit balances, and the resulting higher valuations of the up-shocks.

è	Refer to the “Non-trading portfolios” section within “Risk, treasury and capital management” section of our Annual Report 2012 for more information on interest rate risk in the banking book

Interest rate sensitivity – banking book 1

	30.9.13
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(14.3)	16.7	0.2	15.0	31.1
EUR	99.7	57.6	(0.7)	(65.7)	(127.3)
GBP	25.5	12.0	(0.2)	(16.3)	(31.5)
USD	112.2	(38.2)	3.0	293.3	586.7
Other	(35.1)	(22.2)	0.3	34.5	68.9
Total impact on interest rate-sensitive banking book positions	188.0	26.0	2.6	260.8	527.9

	30.6.13
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(7.6)	13.5	0.3	32.6	65.0
EUR	79.5	41.4	(0.7)	(62.9)	(122.9)
GBP	15.9	4.0	(0.1)	(8.0)	(15.4)
USD	73.6	(6.2)	2.5	237.7	469.2
Other	(30.1)	(18.9)	0.4	37.6	74.9
Total impact on interest rate-sensitive banking book positions	131.4	33.8	2.5	237.0	470.8

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes and the option to acquire equity of the SNB StabFund. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

53

Risk management and control

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, guarantees, loan commitments)				Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
30.9.13		Net of hedges[1]	Exposure before hedges		Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	10,687	10,045	1,922		1,402	427	2,438	2,315	6,328
Sovereign, agencies and central bank	5,920	5,798	55		55		250	128	5,614
Local governments	26	26	6		6		4	4	15
Banks	1,706	1,706	667		667		856	856	183
Other[2]	3,036	2,516	1,193		674		1,327	1,327	516
Italy	3,348	2,159	1,933		1,159	944	1,209	794	206
Sovereign, agencies and central bank	730	315	35		35		695	279
Local governments	112	112					92	92	20
Banks	665	665	407		407		200	200	58
Other[2]	1,841	1,067	1,491		717		223	223	128
Spain	3,289	2,587	1,998		1,422	130	438	312	853
Sovereign, agencies and central bank	107	107	21		21				87
Local governments	18	18					10	10	8
Banks	1,483	1,483	1,282	[3]	1,282		196	196	5
Other[2]	1,680	978	695		119		232	106	753
Austria	1,871	1,651	94		94	53	947	727	830
Sovereign, agencies and central bank	1,441	1,222	12		12		765	546	664
Local governments	2	2							2
Banks	308	308	20		20		167	167	121
Other[2]	119	119	62		62		14	14	43
Ireland[4]	882	882	106		106	0	588	588	189
Sovereign, agencies and central bank	0	0					0	0
Local governments
Banks	173	173	82		82		38	38	53
Other[2]	709	709	24		24		550	550	136
Belgium	710	710	189		189	40	174	174	347
Sovereign, agencies and central bank	300	300	4		4		105	105	190
Local governments
Banks	197	197	114		114		33	33	51
Other[2]	213	213	71		71		35	35	107
Portugal	172	50	133		11	10	13	13	25
Sovereign, agencies and central bank	7	7							7
Local governments	2	2							2
Banks	24	24	11		11		13	13	0
Other[2]	138	16	122		0		0	0	16
Greece	85	85	0		0		0	0	84
Sovereign, agencies and central bank	59	59							59
Local governments
Banks	2	2	0		0		0	0	2
Other[2]	24	24	0		0		0	0	24
Other	204	204	114		114	35	65	65	25
1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 29 million (of which: Austria CHF 9 million, Malta CHF 8 million and France CHF 5 million).    2 Includes corporates, insurance companies and funds.    3 The vast majority of the banking products exposure shown to Spanish banks relates to secured facilities that are collateralized by non-European sovereign debt securities.    4 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

54

Risk and treasury management

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain

									Net position
	Protection bought						Protection sold		(after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
30.9.13	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	931	22	0	0	0	0	(950)	(23)	192	(211)	13	(13)
Italy	40,730	1,450	318	6	195	2	(38,326)	(1,633)	7,280	(4,877)	276	(458)
Ireland	5,021	6	14	0	0	0	(4,790)	22	1,500	(1,268)	60	(32)
Portugal	5,825	356	177	11	0	0	(5,715)	(372)	1,392	(1,282)	108	(125)
Spain	21,060	351	325	49	125	41	(20,085)	(326)	5,709	(4,734)	266	(241)
Total	73,568	2,185	834	65	320	43	(69,865)	(2,331)	16,074	(12,372)	722	(869)

Exposures to selected eurozone countries

We continue to monitor and manage our exposures to peripheral European countries closely. Our direct exposures to Greece, Italy, Ireland, Portugal and Spain remain limited. We nevertheless remain vigilant regarding the potential broader implications of adverse developments in the eurozone.

The table “Exposures to selected eurozone countries” provides an overview of our exposures to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies on 30 September 2013. This shows an internal risk view of gross and net exposures split by sovereign, agencies and central banks, local governments, banks and other (including corporates, insurance companies and funds). The exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped in “Other.”

è	Refer to the “Country risk” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for information on our country risk framework and related exposure measures

Operational risk

During the third quarter we continued to focus on further developing an integrated front-to-back representation of our activities, core controls and risk exposure across functions, as well as enhancing the underlying operational risk analytical techniques throughout the organization. Global campaigns to advance the skills of operational risk managers and controllers and to strengthen our risk and control culture support these initiatives.

The program to significantly broaden independent management testing of key controls, with an initial focus on the areas of compliance, financial reporting and information technology, continued during the third quarter. Its main purpose is to strengthen the operational risk framework by focusing attention on the controls that are most important for the sustainable success of our businesses and by providing an additional layer of challenge and reassurance over the operating effectiveness of these controls. The program is supported by a further expansion of system-supported processes to ensure continued increases in efficiency in our operational risk framework.

Efforts are ongoing to extend the use of scenario analysis at all levels and to operationalize the use of risk appetite statements, both as an element of global risk assessments and to provide input for strategic business decisions. Implementation of the regulatory remediation process to ensure consistent and standardized oversight of all regulatory remediation activities was completed.

Remediation of the existing portfolio of Group Significant Operational Risk Issues, which are the operational risk issues considered to be of strategic concern to the firm and are owned by members of the Group Executive Board, continued in the third quarter and further remediation activities were completed.

In terms of the advanced measurement approach model used for the calculation of operational risk regulatory capital, the annual review of the model parameters by internal subject matter experts commenced in the third quarter and is scheduled for completion in the fourth quarter of 2013.

è

Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for information on the temporary operational risk RWA add-on imposed by FINMA with effect from 1 October 2013

55

Risk management and control

Risk profile excluding Corporate Center –

Non-core and Legacy Portfolio

This section provides an overview of banking products exposures and market risk for the Group, excluding positions within Non-core and Legacy Portfolio as of 30 September 2013.

The size and composition of our Swiss corporate and retail portfolios were largely unchanged. The general slowdown in the growth of Swiss real estate prices noted in the second quarter 2013 continued in the third quarter. In some regions, particularly those considered to be particularly overheated, prices continued to decline slightly.

For our businesses outside Switzerland, the levels and mix of credit exposure arising from lending were broadly unchanged over the quarter. We experienced moderate increases in credit risk exposures arising from growth in lending in our wealth management businesses and in the Investment Bank. The depreciation of the US dollar versus the Swiss franc, however, led to a decrease in our reported credit exposures for these business divisions. Corporate lending within the Investment Bank continued to be predominantly investment grade. Loan underwriting activity continued at similar levels through the third quarter, although the level of exposure at the end of the quarter was lower than at the end of the prior quarter. This activity continues to give rise to concentrated exposures to lower-rated credits, albeit of a temporary nature. Distribution of loans through syndication and securitization continued to be sound.

Market risks generated in our trading businesses remained at low levels. VaR at the end of the third quarter was CHF 12 million compared with CHF 16 million at the end of the prior quarter. Average daily VaR, which is more indicative of levels of market risk during the period, declined by CHF 4  million to CHF 11 million.

Banking products

Gross banking products exposures across our business divisions and Corporate Center – Core Functions decreased by CHF 3 billion to CHF 443 billion over the third quarter 2013, largely reflecting lower levels of exposure arising from loan underwriting activity at the end of the third quarter compared with the end of the prior quarter.

Our largest loan portfolio continues to be our mortgage loan portfolio, which principally comprises loans within Switzerland that are secured by residential and commercial real estate. These mortgage loans mainly originate from Retail & Corporate but also include mortgage loans originating from Wealth Management. The majority of these mortgage loans, CHF 124 billion, relate to residential properties that the borrower either occupies or rents out and are full recourse to the borrower. Approximately 70% of the Swiss residential mortgage loan portfolio relates to properties occupied by the borrower. The average loan-to-value (LTV) of this portfolio was 52% at the end of the third quarter of 2013, unchanged from the previous quarter. The average LTV for newly originated loans in the quarter was 62%, unchanged from the previous quarter. Approximately 30% of the Swiss residential mortgage loan portfolio relates to properties rented out by the borrower. The average LTV of this portfolio was 57% at the end of the third quarter of 2013, unchanged from the previous quarter. The average LTV for newly originated loans in the quarter was 58% compared with 55% in the previous quarter. Over 99% of the aggregate amount of Swiss residential mortgage loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%.

We also have a significant Swiss corporate lending portfolio, comprised of loans to large multinational counterparties and small-to-mid-sized corporates. Although this portfolio is well diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export. The EUR/CHF exchange rate, for which the Swiss National Bank has maintained a target minimum rate of CHF 1.20 since September 2011, is an important risk factor for Swiss corporates engaged in exports.

56

Risk and treasury management

Wealth Management

Gross banking products exposures arising in Wealth Management were unchanged at CHF 100 billion. CHF 95 billion of this amount related to loans, over 99% of which is secured, mainly by securities, residential property and cash.

Wealth Management Americas

Gross banking products exposures in Wealth Management Americas decreased by CHF 1 billion to CHF 37 billion. CHF 34 billion of the banking products related to loans, over 99% of which is secured, mainly by securities and residential property. There was an increase in the amount of impaired loans, from CHF 15 million to CHF 33 million, related to security-backed loan facilities collateralized by Puerto Rico municipal securities and related funds.

UBS has direct exposure to Puerto Rico municipal securities and related funds arising from its secondary market making activities. At 30 September 2013 the book value of this exposure was less than USD 100 million. In addition, at the end of the third quarter, securities-backed lending facilities provided by Wealth Management Americas to its customers and repurchase agreements with institutional clients were, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining. Our total net lending exposure against Puerto Rico municipal securities and closed-end fund collateral at 30 September 2013 was approximately USD 1.7 billion. This collateral had a market value of approximately USD 3.2 billion at 30 September 2013. UBS has personal recourse for a significant portion of these loans. UBS also acts as investment manager and sole market maker for a number of affiliated closed-end funds invested in Puerto Rico municipal securities. These funds use leverage, which is currently provided primarily through repurchase agreements between the funds and third-party institutions, through short-term secured debt obligations, and by UBS through the aforementioned repurchase agreements.

Investment Bank

Gross banking products exposures arising in the Investment Bank decreased by CHF 1 billion to CHF 67 billion.

The table “Investment Bank: banking products” provides a breakdown of the loans, guarantees and loan commitments components of this exposure, both gross and net of allowances, provisions and single-name credit hedges.

At the end of the third quarter of 2013, and based on internal ratings, 60% of the Investment Bank’s net banking products exposure was classified as investment grade compared with 55% at the end of the prior quarter. The vast majority of the exposure had estimated loss given defaults of less than 50%.

Global Asset Management

Gross banking products exposure within Global Asset Management was less than CHF 1 billion at the end of the quarter and mainly related to interbank business.

Retail & Corporate

Gross banking products exposure within Retail & Corporate increased by CHF 1 billion to CHF 158 billion. CHF 138 billion of this amount related to loans, 92% of which was secured by collateral, mainly residential and commercial property. Based on our internal ratings, 55% of the unsecured amount was rated investment grade. Of the total unsecured amount, 63% related to cash-flow-based lending to corporate counterparties and 22% related to lending to public authorities.

Corporate Center – Core Functions

Gross banking products exposure within Corporate Center – Core Functions decreased slightly by CHF 1 billion to CHF 80 billion. This exposure arises in connection with treasury activities and predominantly consists of balances with central banks.

Market risk

Management VaR for the Group, excluding Corporate Center – Non-core and Legacy Portfolio, was CHF 12 million at the end of the third quarter of 2013, down from CHF 16 million at the end of the prior quarter. Average VaR decreased by CHF 4 million to CHF 11 million.

57

Risk management and control

Allowances and provisions for credit losses1

	IFRS exposure, gross		Impaired exposure		Specific allowances and provisions for credit losses[2]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
CHF million, except where indicated	30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13

Group, excluding CC – Non-core and Legacy Portfolio
Balances with central banks	77,804	79,035							0.0	0.0
Due from banks	19,745	19,843	41	41	16	16			0.2	0.2
Loans	279,701	279,750	1,086	1,058	595	567	246	239	0.4	0.4
Guarantees	18,757	18,685	84	71	59	63	10	4	0.4	0.4
Loan commitments	47,284	48,882	17	10			0		0.0	0.0
Banking products	443,290	446,195	1,228	1,181	671	646	256	243	0.3	0.3

Wealth Management
Balances with central banks	423	619							0.0	0.0
Due from banks	1,233	919			0	0			0.0	0.0
Loans	94,923	95,059	95	63	69	45	23	20	0.1	0.1
Guarantees	2,195	2,270							0.0	0.0
Loan commitments	1,594	1,752							0.0	0.0
Banking products	100,368	100,618	95	63	69	45	23	20	0.1	0.1

Wealth Management Americas
Balances with central banks[3]									0.0	0.0
Due from banks[3]	1,415	1,484							0.0	0.0
Loans	34,017	34,813	33	15	33	16			0.1	0.0
Guarantees	397	407							0.0	0.0
Loan commitments	740	1,165							0.0	0.0
Banking products[3]	36,569	37,870	33	15	33	16	0	0	0.1	0.0

Investment Bank
Balances with central banks	319	290							0.0	0.0
Due from banks	10,519	12,198							0.0	0.0
Loans	12,035	11,336	44	52	8	14			0.4	0.5
Guarantees	6,439	6,571	46	45	45	44			0.7	0.7
Loan commitments	37,780	37,882	7	6					0.0	0.0
Banking products	67,092	68,279	96	103	53	58	0	0	0.1	0.2

Global Asset Management
Balances with central banks									0.0	0.0
Due from banks	601	631							0.0	0.0
Loans	173	232							0.0	0.0
Guarantees									0.0	0.0
Loan commitments	50	52							0.0	0.0
Banking products	823	915	0	0	0	0	0	0	0.0	0.0

Retail & Corporate
Balances with central banks	0	6							0.0	0.0
Due from banks	3,456	2,985	41	41	16	16			1.2	1.4
Loans	137,911	137,855	916	928	485	492	223	219	0.7	0.7
Guarantees	9,715	9,424	38	26	15	19	10	4	0.4	0.3
Loan commitments	7,120	7,135	10	4			0		0.1	0.1
Banking products	158,202	157,405	1,004	1,000	516	527	233	223	0.6	0.6

Corporate Center – Core Functions
Balances with central banks[3]	77,062	78,119							0.0	0.0
Due from banks[3]	2,521	1,625							0.0	0.0
Loans	641	455			0				0.0	0.0
Guarantees	12	14							0.0	0.0
Loan commitments	0	895							0.0	0.0
Banking products[3]	80,236	81,108	0	0	0	0	0	0	0.0	0.0

1  Excludes allowances for securities borrowed.    2  Excludes CHF 36 million (30.6.13: CHF 60 million) in collective loan loss allowances for credit losses.    3  Cash balances were transferred from Wealth Management Americas to Group Treasury in CC – Core Functions in the third quarter. Prior periods were restated.

58

Risk and treasury management

Composition of Wealth Management loan portfolio, gross

	30.9.13		30.6.13
	CHF million	%	CHF million	%
Secured by residential property	32,856	34.6	32,015	33.7
Secured by commercial/industrial property	2,032	2.1	2,023	2.1
Secured by cash	11,182	11.8	11,953	12.6
Secured by securities	40,383	42.5	40,537	42.6
Secured by guarantees and other collateral	7,999	8.4	8,083	8.5
Unsecured loans	472	0.5	449	0.5
Total loans, gross	94,923	100.0	95,059	100.0
Total loans, net of allowances and credit hedges	94,851		95,011

Composition of Wealth Management Americas loan portfolio, gross

	30.9.13		30.6.13
	CHF million	%	CHF million	%
Secured by residential property	5,316	15.6	4,875	14.0
Secured by commercial/industrial property		0.0		0.0
Secured by cash	786	2.3	766	2.2
Secured by securities	26,298	77.3	27,590	79.3
Secured by guarantees and other collateral	1,424	4.2	1,389	4.0
Unsecured loans[1]	194	0.6	193	0.6
Total loans, gross	34,017	100.0	34,813	100.0
Total loans, net of allowances and credit hedges	33,983		34,796

1  Includes credit card exposure.

Investment Bank: banking products1

	Banking products
CHF million	30.9.13	30.6.13
Total exposure, before deduction of allowances, provisions and hedges	53,320	58,569
Less: allowances, provisions	(35)	(36)
Less: credit protection bought (credit default swaps, notional)[2]	(11,174)	(13,258)
Net exposure after allowances, provisions and hedges	42,110	45,275

1  Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.    2 The effect of portfolio hedges, such as index credit default swaps (CDS), and CHF 422 million of loss protection from the subordinated tranches of structured credit protection (30 June 2013: CHF 380 million) have not been reflected in this table.

Investment Bank: distribution of net banking products exposure, across internal UBS rating and loss given default (LGD) buckets

CHF million, except where indicated			30.9.13						30.6.13
				LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating	Moody’s Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	Aaa to Baa3	AAA to BBB–	25,337	7,054	11,761	2,446	4,076	45	25,104	46
Sub-investment grade			16,773	9,792	5,298	917	767	25	20,171	27
of which: 6–9	Ba1 to B1	BB+ to B+	10,843	6,701	2,972	791	379	23	13,615	26
of which: 10–12	B2 to Caa	B to CCC	5,801	2,985	2,304	125	388	29	6,411	29
of which: 13 and defaulted	Ca and lower	CC and lower	128	106	23	0	0	11	145	12
Net banking products exposure, after application of credit hedges[1]			42,110	16,846	17,059	3,363	4,843	37	45,275	37

1  Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.

59

Risk management and control

Composition of Retail & Corporate loan portfolio, gross

	30.9.13		30.6.13
	CHF million	%	CHF million	%
Secured by residential property	99,274	72.0	99,149	71.9
Secured by commercial/industrial property	20,394	14.8	20,316	14.7
Secured by cash	274	0.2	243	0.2
Secured by securities	1,231	0.9	1,381	1.0
Secured by guarantees and other collateral	6,049	4.4	6,242	4.5
Unsecured loans	10,689	7.8	10,524	7.6
Total loans, gross	137,911	100.0	137,855	100.0
Total loans, net of allowances and credit hedges	137,395		137,307

Group, excluding CC – Non-core and Legacy Portfolio: management value-at-risk

(1-day, 95% confidence, 5 years of historical data) by risk type

	For the quarter ended 30.9.13						For the quarter ended 30.6.13
CHF million, except where indicated	Min.		Max.		Average	30.9.13	Min.		Max.		Average	30.6.13
Equities	6		12		7	8	6		18		10	10
Interest rates	7		11		8	8	9		18		13	9
Credit spreads	9		14		11	9	13		17		15	13
Foreign exchange	2		6		3	4	3		9		6	5
Energy, metals and commodities	2		3		2	2	2		4		3	2
Diversification effect	–	[1]	–	[1]	(22)	(19)	–	[1]	–	[1]	(30)	(24)
Total management VaR, Group, excluding CC – Non-core and Legacy Portfolio	8		15		11	12	11		21		15	16

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

60

Risk and treasury management

Corporate Center – Non-core and Legacy Portfolio

Within Non-core, further progress was made in reducing more liquid bond and loan positions. The Non-core balance sheet decreased by CHF 42 billion during the quarter, primarily due to lower positive replacement values (PRV). The decrease in PRV resulted from a reduction in the number of outstanding over-the-counter (OTC) derivative transactions by means of negotiated bilateral settlement with specific counterparties (i.e., unwinds), third-party novations, including transfers to central clearing houses (i.e., trade migrations), agreements to net down trades with other dealer counterparties (i.e., trade compressions), as well as interest rate movements. As a result, Basel III risk-weighted assets (RWA) were reduced by CHF 9 billion. In the Legacy Portfolio, balance sheet assets decreased by CHF 3 billion and RWA remained stable.

An overview of the composition of Non-core and Legacy Portfolio is presented on the following pages, including position and RWA information for the current and prior quarter. The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. For example, OTC derivatives trading is largely conducted on a collateralized basis and under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of PRV with negative replacement values (NRV) in the event of default. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions. PRV are affected by market factors outside the control of UBS, for example, by interest rate movements.

Non-core

Beginning in the first quarter of 2013, the non-core businesses formerly in the Investment Bank were transferred to and are now managed and reported in Non-core. These positions are capital- and balance-sheet-intensive or are in areas with high operational complexity and long tail risks.

Non-core consists of a large number of diversified and mostly well-collateralized positions previously originated mainly within the Investment Bank’s rates and credit businesses. The majority of Non-core positions consist of OTC derivatives reported as replacement values on UBS’s balance sheet. Non-core RWA totaled CHF 39 billion at the end of the third quarter of 2013, of which CHF 23 billion was credit risk RWA, CHF 8 billion market risk RWA and CHF 8 billion operational risk RWA. In contrast to the Legacy Portfolio, credit risk from counterparty exposures in Non-core is well diversified by both currency and geography, and single-name exposures are limited. Over 95% of gross PRV was collateralized. Overall market risk is hedged and primarily relates to liquid market parameters such as interest rates and foreign currencies. In terms of valuation methodology, funded assets and PRV classified as level 3 totaled CHF 4 billion, or 2%, of total Non-core assets.

Legacy Portfolio

The Legacy Portfolio was created in the fourth quarter of 2011 and comprises positions previously originated in the Investment Bank as well as our option to acquire the equity of the SNB Stab-Fund. Legacy Portfolio RWA totaled CHF 30 billion at the end of the third quarter of 2013, of which CHF 20 billion was credit risk RWA, CHF 2 billion market risk RWA and CHF 8 billion operational risk RWA. The majority of Legacy Portfolio positions are relatively concentrated and illiquid. In terms of valuation methodology, funded assets and PRV classified as level 3 totaled CHF 4 billion, or 13%, of total Legacy Portfolio assets. During the third quarter of 2013, our option to acquire the equity of the SNB Stab-Fund was transferred from Level 3 to Level 2. Refer to Note 12 “Fair value measurement” in the “Financial information” section of this report for more information on this transfer.

61

Risk management and control

Composition of Non-core

CHF billion, except where indicated

Exposure category		Description	Changes in 3Q13	RWA [1]		Funded assets[2]		PRV [3]
				30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13
Credit	Loans and distressed trading	Corporate lending, distressed credit trading, asset-based lending, syndicated loans, structured financing and structured repo exposures.	Decrease in funded assets reflects ongoing risk reduction activity through sales, assignments and repayments, leading to a reduction in RWA.	9.7	13.0	4.4	5.3	0.0	0.0
	Cash and CDS	Primarily corporate bonds used for hedging OTC derivatives.	Decrease in funded assets and RWA due to ongoing exit of cash positions and transfer of certain residual CDS positions to Non-core structured credit for risk management purposes.			0.4	0.8	0.1	0.6
	Structured credit	Tranches of structured credit products, liquid index tranches, credit-linked notes, special-purpose vehicles and bond repackaged notes with granular risk characteristics and average remaining maturity of 4 to 5 years. This portfolio is managed under a correlation trading strategy.	Decrease in funded assets due to trade unwinds, partly offset by transfer of certain residual CDS positions from Non-core cash and CDS. Decrease in PRV partly from credit spread movements along with CDS and CDO trade unwinds, and trade netting of selected positions with counterparties resulting in RWA reduction.			0.9	1.4	16.3	18.6
Rates	Linear OTC	Primarily vanilla interest rate, inflation, basis, flow commodities and cross currency swaps for all major currencies and some emerging markets. Over 95% of gross PRV is collateralized. Approximately 50% of the current gross PRV is due to mature by 2019.	Reduction in funded assets due to unwind of reverse repo positions and disposal of bond positions. Decrease in PRV due to trade unwinds, netting of selected positions with counterparties and movement of trades to face central clearing houses, as well as interest rate movements. This activity on the main swap portfolios drove the RWA reduction.	18.9	23.0	0.9	1.9	135.1	155.6
	Non-linear OTC	Vanilla and structured options. Over 95% of gross PRV is collateralized. Non-linear exposures are typically longer dated than linear exposures.	Increase in funded assets due to the transfer of two hybrid positions from the Investment Bank as part of the ongoing completion of asset allocation between the Investment Bank and Corporate Center. Decrease in PRV due to trade unwinds, central clearing activity and interest rate movements.			1.7	0.5	44.3	53.2
Other		Exposures to precious metal deposits, equities and CVA hedging.	Decrease in funded assets mainly due to a reduction in physical gold holdings held on behalf of clients. RWA reduction due to close-out of certain equity positions and CDS trade unwinds and compressions.	2.0	3.1	2.0	5.1	0.7	0.8
Operational risk		Operational risk RWA allocated to Non-core.	RWA decreased slightly.	8.1	8.5	–	–	–	–
Total				38.7	47.6	10.3	15.0	196.5	228.8

1 Fully applied and phase-in Basel III RWA.     2 Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 17.9 billion as of 30.9.13 and CHF 22.4 billion as of 30.6.13).     3 Positive replacement values (gross exposure excluding the impact of any counterparty netting).

62

Risk and treasury management

Composition of Legacy Portfolio

CHF billion, except where indicated

Exposure category	Description	Changes in 3Q13	RWA [1]		Funded assets [2]		PRV [3]
			30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13
Collateralized debt obligations (CDO)	Includes ABS, RMBS, CDO, CMBS and CLO bonds as well as single-name CDS trades referencing these asset classes.	Decrease in funded assets, and RWA due to sale of CDO positions, RWA reduced > 70% since 30.9.11.	5.6	6.6	2.5	2.9	0.7	0.9
Reference-linked notes (RLN)[4]	RLN consist of a series of transactions, predominantly issued in note form, whereby UBS purchased credit protection on a reference portfolio of fixed income assets.	Funded assets, PRV and RWA stable. RWA reduced > 50% since 30.9.11.	4.7	4.7	1.9	2.0	0.7	0.8
Muni swaps and options	Swaps and options on US state and local governments.	Decrease in PRV due to unwind activity and interest rate movements which has reduced RWA.	1.4	2.0	–	–	3.5	4.0
Monolines[4]	Primarily credit default swap (CDS) protection purchased from monoline insurers to hedge specific positions. This exposure is materially hedged via single-name credit default swaps.	Total fair value of CDS protection was stable at CHF 0.5 billion (of which CHF 0.2 billion from monoline rated BBB and above) after cumulative CVA of CHF 0.1 billion. Portfolio broadly unchanged.	2.8	3.0	–	–	0.5	0.5
Auction rate securities (ARS) and auction preferred stock (APS)[4]	Portfolio of student loan and municipal ARS as well as APS. Over 98% of student loan ARS exposures were rated BB– and higher as of 30.9.13, with over 92% of the collateral backed by Federal Family Education Loan Program guaranteed collateral. All APS were rated A and higher as of 30.9.13.	Reduction in funded assets mainly due to redemptions of student loan ARS and APS positions. Student loan ARS decreased to CHF 2.1 billion from CHF 2.4 billion. RWA reduced > 80% since 30.9.11.	3.0	2.9	5.3	5.7	–	–
Real estate assets	Primarily CDS on ABS and CMBX[5] derivatives positions and CMBS cash bonds.	RWA reduction due to targeted exit of lower rated positions. RWA reduced > 70% since 30.9.11.	1.5	1.7	0.5	0.4	1.4	1.5
Loan to BlackRock fund[4]	Loan to SPV managed by BlackRock Financial Management Inc. The loan’s LTV ratio was below 65% as of 30.9.13.	The outstanding loan balance (including amounts held in escrow) decreased by CHF 0.4 billion to CHF 2.6 billion reflecting repayment of principal and currency movements.	0.6	0.7	2.6	3.0	–	–
SNB StabFund option[4]	Represents the value of UBS’s option to acquire the equity of the SNB StabFund. The option value is directly deducted from equity.	The USD value of the option increased from USD 2,683 million to USD 2,758 million during the quarter. However, due to exchange rate movements the CHF value of the option decreased from CHF 2,535 million to CHF 2,493 million. We intend to exercise the option in the fourth quarter.	–	–	–	–	2.5	2.5
Other	Includes a number of smaller positions.	RWA increase largely in connection with annual recalibration and allocation of the RWA add-on for potential risk factors not fully captured by our VaR model.	2.8	2.0	3.6	3.8	4.2	5.0
Operational risk	Operational risk RWA allocated to the Legacy Portfolio.	Increase in RWA reflects an increased allocation resulting from increased loss provisioning.	7.5	6.5	–	–	–	–
Total			29.9	30.0	16.4	17.8	13.5	15.2

1 Fully applied and phase-in Basel III RWA.    2 Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 0.9 billion as of 30.9.13 and CHF 1.1 billion as of 30.6.13).    3 Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4 Refer to our 2012 Annual Report for more information on our exposures to reference-linked notes, monoline insurers, auction rate securities, the loan to BlackRock fund and the option to acquire the equity of the SNB StabFund.    5 Index of CMBS.

63

Balance sheet

Balance sheet

As of 30 September 2013, our balance sheet assets stood at CHF 1,049 billion, a decrease of CHF 80 billion from 30 June 2013. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against negative replacement values for over-the-counter (OTC) derivatives, decreased by CHF 23 billion to CHF 742 billion, primarily due to a decline in collateral trading activities as well as currency movements.

Assets

Product category view

Positive replacement values decreased by CHF 50 billion mainly as interest rate contract replacement values in the Non-core and Legacy Portfolio fell, primarily due to a reduction in the number of outstanding OTC derivative transactions by means of negotiated bilateral settlement with specific counterparties (i.e., unwinds), third-party novations, including transfers to central clearing houses (i.e., trade migrations), agreements to net down trades with other dealer counterparties (i.e., trade compressions), as well as interest rate movements. In addition, foreign exchange contract replacement values were lower in the Investment Bank, primarily due to reduced notional volumes. Collateral trading, which consists of reverse repurchase agreements and cash collateral on securities borrowed, declined by CHF 22 billion, reflecting reduced activities in both Group Treasury and the Investment Bank. Other assets fell by CHF 7 billion, primarily due to a CHF 6 billion decrease in cash collateral receivables on derivative instruments. Financial investments available-for-sale and cash and balances with central banks both decreased by CHF 2 billion, but were virtually unchanged on a currency-adjusted basis. Lending assets decreased by CHF 1 billion, mainly due to the depreciation of the US dollar against the Swiss franc. Excluding currency effects, lending assets increased by CHF 4 billion, reflecting increased lending in our wealth management businesses and Retail & Corporate. These decreases were partly offset by a CHF 4 billion increase in trading portfolio assets, primarily due to an increase in equity instruments held in the Investment Bank.

è	Refer to the “Balance sheet” and Notes 10 through 16 in the “Financial information” section of this report for more information

Divisional view

Non-core and Legacy Portfolio total assets decreased by CHF 45 billion to CHF 256 billion. Funded assets decreased by CHF 6 billion to CHF 27 billion, mainly due to a reduction in trading portfolio assets, reflecting the ongoing implementation of our strategy to reduce this portfolio. Investment Bank total assets decreased by CHF 26 billion to CHF 246 billion, primarily due to a CHF 15 billion reduction in positive replacement values. Investment Bank funded assets were reduced by CHF 8 billion to CHF 172 billion, mainly due to a CHF 10 billion decline in collateral trading, partly offset by an increase in equity instruments held in the trading portfolio. Average third quarter Investment Bank funded assets were approximately CHF 21 billion lower than the average for the second quarter due to lower average collateral trading and trading

64

Risk and treasury management

Total assets and funded assets by reporting segment

	30.9.13					30.6.13
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total IFRS assets	246	232	256	316	1,049	272	242	300	315	1,129
Less: positive replacement values	(68)	0	(210)	(4)	(282)	(83)	0	(244)	(4)	(332)
Less: collateral delivered against OTC derivatives[1]	(6)	0	(19)[2]	0	(25)	(9)	0	(24)[2]	0	(32)
Funded assets	172	232	27	312	742	179	242	33	311	765

1 Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.     2 Non-core: CHF 18 billion as of 30 September 2013 (CHF 22 billion as of 30 June 2013). Legacy Portfolio: CHF 1 billion as of 30 September 2013 (CHF 1 billion as of 30 June 2013).

portfolio assets. Corporate Center – Core Functions assets declined by CHF 10 billion to CHF 232 billion, primarily due to a reduction in collateral trading activities within Group Treasury. The size of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury remained stable. Wealth Management total assets increased by CHF 2 billion to 114 billion, primarily due to an increase in precious metals held as trading portfolio assets. Wealth Management Americas total assets declined by CHF 2 billion to CHF 45 billion, but remained broadly unchanged on a currency-adjusted basis. Retail & Corporate and Global Asset Management total assets were also broadly unchanged at CHF 143 billion and CHF 13 billion, respectively.

Liabilities

Total liabilities decreased by CHF 80 billion to CHF 1,000 billion, primarily as negative replacement values declined by CHF 47 billion, largely in line with the abovementioned reduction in positive replacement values. Short-term borrowings, which include short-term debt issued and interbank borrowing, decreased by CHF 14 billion, mainly due to reduced net commercial paper and certificate of deposit issuances in Corporate Center – Core Functions, reflecting reduced funding requirements and a rebalancing of our funding profile. Other liabilities decreased by CHF 13 billion, primarily due to lower cash collateral payables on derivative instruments and reduced prime brokerage payables. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, decreased by CHF 10 billion, primarily resulting from trade restructurings, lower valuation of structured debt as well as instrument maturities and redemptions. Collateral trading liabilities decreased by CHF 3 billion, also reflecting reduced funding requirements. These decreases were partly offset by a CHF 7 billion increase in customer deposits, mainly as Retail & Corporate, Wealth Management and Wealth Management Americas all continued to attract client funds.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 17 in the “Financial information” section of this report for more information

65

Balance sheet

Equity

Equity attributable to UBS shareholders increased by CHF 330 million from CHF 47,073 million to CHF 47,403 million.

Total comprehensive income attributable to UBS shareholders was CHF 76 million, reflecting the net profit attributable to UBS shareholders of CHF 577 million and negative other comprehensive income (OCI) attributable to UBS shareholders of CHF 501 million (net of tax). Third quarter OCI included foreign currency translation losses of CHF 616 million, negative OCI movements related to cash flow hedges and financial investments available-for-sale of CHF 83 million and CHF 7 million, respectively, partly offset by net gains on defined benefit plans of CHF 205 million.

Share premium increased by CHF 307 million, mainly reflecting an increase of CHF 202 million related to employee share plans as well as a tax benefit of CHF 87 million.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 3Q13 vs 2Q13” in the “Group results” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

66

Risk and treasury management

Liquidity and funding management

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources, and experienced further deposit inflows from wealth management, retail and corporate clients. We continued to reduce our debt issuance volumes, in line with the accelerated implementation of our strategy.

Liquidity

We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions used for our analysis include high investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects, and in some cases exceeds, our experience during the 2007–2009 financial crisis.

We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets, and seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times.

We continuously monitor and hedge structural mismatches between the currencies in which our assets and liabilities are denominated. These hedges are executed through either cross-currency swaps or longer-dated basis swaps, depending on the modeled duration of the mismatch and risk management considerations relating to tail risk given extreme currency events. These swaps also enable us to stabilize our funding costs in the respective currencies of our assets, but introduce additional volatility to our profit and loss account due to the accounting asymmetry between the fair value accounting treatment of these swaps and the amortized cost accounting treatment of the assets and the liabilities they hedge.

Liquidity regulation

We continued to maintain a sound liquidity position with a liquid asset buffer as per regulatory guidance for the Basel III liquidity coverage ratio (LCR) of CHF 149 billion and additional contingent funding sources of CHF 54 billion at the end of the third quarter

Liquidity Coverage Ratio (LCR)1

CHF billion, except where indicated	30.9.13
Cash outflows[2]	257.3
Cash inflows[2]	124.5
Net cash outflows	132.7
Liquidity asset buffer[3]	149.2
Regulatory LCR (%)	112
Additional contingent funding sources[4]	54.2
Management LCR (%)	153

1 Pro-forma based on current supervisory guidance from FINMA.     2 Out- and in-flows up to 30 days under severe general market and firm-specific stress. 3 Assets eligible in Basel III LCR framework including dedicated group liquidity reserve, excess cash at major central banks, unencumbered collateral pledged to central banks.     4 Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity.

Net Stable Funding Ratio (NSFR)1

CHF billion, except where indicated	30.9.13
Available stable funding[2]	347.1
Required stable funding[3]	315.6
NSFR (%)	110

1 Pro-forma based on current supervisory guidance from FINMA.     2 Consists mainly of client deposits from our wealth management businesses, long-term debt issued and capital.     3 Residential mortgages and other loans are the main consumers of stable funding.

67

Liquidity and funding management

of 2013. In aggregate, these sources of available liquidity represented 27% of our funded balance sheet assets.

The LCR provides banks with a measurement that helps them to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The net stable funding ratio (NSFR) assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stickiness of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The future minimum regulatory requirement is 100% for both LCR (as of 2019) and NSFR (as of 2018). LCR regulation for Switzerland is expected to be implemented in the first quarter of 2014, with minimum quantitative requirements effective as of January 2015. A draft version of the applicable rules is expected in the fourth quarter of 2013. Further, Basel III liquidity rules and the FINMA framework are not yet finalized.

In the interim, our LCR and NSFR ratios are calculated on a pro-forma basis, using current supervisory guidance from FINMA. Our pro-forma ratio calculations will continue to evolve to incorporate any changes in the regulatory requirements as they become more defined and implementable. Furthermore, calculations will be refined as new models and the associated systems are enhanced. As of 30 September 2013, our estimated pro-forma regulatory Basel III

LCR was 112%. We also calculate a management LCR that includes additional high-quality and unencumbered contingent funding sources not eligible in the regulatory Basel III liquidity framework, such as dedicated local liquidity reserves and additional unutilized borrowing capacity. At the end of the third quarter of 2013, the management LCR was 153%. As of 30 September 2013, our estimated pro-forma regulatory Basel III NSFR was 110%.

As of 30 September 2013, UBS was in compliance with FINMA liquidity requirements.

Funding

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management businesses and Retail & Corporate represent significant, cost-efficient and reliable sources of funding. In addition, we have numerous short-, medium- and long-term funding programs under which we issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. In addition, a short-term secured funding program sources funding globally, generally for the highest-quality assets. Collectively, these broad product

68

Risk and treasury management

offerings and the global scope of our business activities underpin our funding stability.

The ongoing execution of our strategy to reduce Non-core and Legacy Portfolio assets and the reshape of our Investment Bank allowed us to further reduce funding positions such as net commercial paper issuances, collateral trading liabilities, financial liabilities designated at fair value, and short-term interbank deposits.

The composition of our funding sources continued the trend towards a higher proportion of customer deposits, which increased by CHF 7 billion to CHF 385 billion. Customer deposits accounted for 57% of our total funding sources compared with 54% in the prior quarter. Deposits from our wealth management businesses and from Retail & Corporate increased by CHF 8 billion to CHF 377 billion and continued to account for 98% of total customer deposits. Our short-term interbank deposits (due to banks) and outstanding short-term debt, as a percentage of total funding sources, declined to 6.4% from 8.1%.

Our outstanding long-term debt, including financial liabilities designated at fair value, declined by CHF 10 billion during the quarter to CHF 128 billion, primarily resulting from trade restructurings and lower valuation of structured debt as well as instrument maturities and redemptions. In the third quarter of 2013, we redeemed public bonds of CHF 5.6 billion, consisting of a USD 1.2 billion 2.25% 3-year bond, two AUD 3-year tranches (a

6.25% fixed-rate and a floating rate tranche) totaling AUD 1.25 billion, a EUR 1.75 billion 6.25% 5-year bond and a CHF 0.6 billion 4.25% 5-year bond. Furthermore, we called a EUR 0.6 billion 4.125% 12-year subordinated bond 5 years prior to its contractual maturity date in 2018, exercising the call option at its first scheduled call date. Additionally, CHF 0.1 billion of Swiss Pfandbrief loans matured in the third quarter of 2013. These decreases were partially offset by medium-term note issuances and private placements, which increased our term funds. As of 30 September 2013, long-term debt represented 19.1% of our funding sources as shown in the “UBS: funding by product and currency” table on the next page, down from 19.7% at the end of the prior quarter.

The secured financing percentage of our funding sources (repurchase agreements and securities lent against cash collateral received) decreased to 4.2% from 4.5%, as shown in the “UBS: funding by product and currency” table on the next page. At the end of the third quarter, we had borrowed CHF 87 billion less cash on a collateralized basis than we had lent, below the previous quarter-end difference of CHF 106 billion. The decrease in secured funding and lending was mainly related to the ongoing deleveraging of our balance sheet.

As of 30 September 2013, our coverage ratio of customer deposits to our outstanding loan balance was 133% compared with 130% in the prior quarter.

69

Liquidity and funding management

UBS: funding by product and currency

		All currencies		CHF		EUR		USD		Others
In %[1]	30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13	30.9.13	30.6.13
Securities lending	1.29	1.19	0.26	0.20	0.32	0.30	0.58	0.59	0.13	0.10
Repurchase agreements	2.89	3.31	0.00	0.00	0.36	0.45	1.79	2.16	0.73	0.70
Due to banks	2.24	2.56	0.42	0.47	0.19	0.22	0.85	0.89	0.78	0.98
Short-term debt issued	4.15	5.59	0.26	0.25	0.40	0.54	3.00	4.27	0.48	0.53
Retail savings/deposits	20.81	19.40	13.33	12.68	0.95	0.89	6.52	5.83	0.01	0.02
Demand deposits	26.01	23.96	8.84	8.11	5.11	4.92	8.22	7.39	3.84	3.54
Fiduciary deposits	3.15	3.01	0.02	0.03	0.67	0.63	2.07	1.97	0.38	0.39
Time deposits	7.31	7.41	0.39	0.25	0.34	0.39	4.16	4.10	2.42	2.68
Long-term debt issued	19.11	19.69	3.01	2.96	5.74	6.18	7.94	8.17	2.41	2.38
Cash collateral payables on derivative instruments	7.98	8.44	0.28	0.30	4.15	4.20	2.77	3.04	0.78	0.89
Prime brokerage payables	5.05	5.45	0.05	0.08	0.66	0.67	3.49	3.84	0.85	0.86
Total	100.00	100.00	26.88	25.32	18.89	19.39	41.40	42.24	12.83	13.05

1 As a percent of total funding sources of CHF 672 billion and CHF 702 billion, on the balance sheet as of 30 September 2013 and 30 June 2013, respectively.

70

Risk and treasury management

Capital management

Our phase-in BIS Basel III common equity tier 1 (CET1) ratio was 17.5% as of 30 September 2013, an increase of 1.3 percentage points from 30 June 2013. Our phase-in BIS Basel III CET1 capital decreased by CHF 0.4 billion to CHF 39.0 billion and our risk-weighted assets (RWA) decreased by CHF 20.3 billion to CHF 222.3 billion, mainly due to a reduction in credit risk RWA. On a fully applied BIS Basel III basis, our CET1 ratio increased 0.7 percentage points to 11.9%, as CET1 capital decreased by CHF 0.8 billion to CHF 26.0 billion and RWA declined by CHF 20.3 billion to CHF 218.9 billion. Our phase-in Swiss SRB leverage ratio increased 0.3 percentage points to 4.2%.

	Capital requirements		Tables and graphs
72	BIS Basel III and Swiss systemically relevant banks (SRB) Basel III requirements	72	BIS Basel III and Swiss SRB Basel III minimum capital requirements

	BIS Basel III
74	BIS Basel III capital ratios	74	Basel III ratios and phase-in risk weighted assets
		74	BIS Basel III capital information
		75	BIS Basel III – capital information including exercise of the option to acquire the equity of the SNB StabFund and temporary operational risk RWA add-on (pro-forma)
		75	BIS Basel III – RWA developments (fully applied) including exercise of the option to acquire the equity of the SNB StabFund and temporary operational risk RWA add-on (pro-forma)
76	BIS Basel III eligible capital
76	BIS Basel III tier 1 and common equity tier 1 capital	76	BIS Basel III capital movement
76	BIS Basel III tier 2 capital
77	BIS Basel III total capital	77	Reconciliation IFRS equity to BIS Basel III capital
78	BIS Basel III risk-weighted assets	78	BIS Basel III RWA by risk type and reporting segment
78	Credit risk
79	Non-counterparty-related risk
79	Market risk
79	Operational risk
79	Sensitivity of the BIS Basel III CET1 capital ratio and capital to currency movements

	Swiss SRB
80	Swiss SRB Basel III capital information	80	Swiss SRB Basel III capital information
		80	Swiss SRB Basel III capital requirements
81	Swiss SRB leverage ratio	81	Swiss SRB leverage ratio
		81	Swiss SRB leverage ratio requirements

	Equity attribution and return on attributed equity
83	Equity attribution and return on attributed equity	84	Average attributed equity
		84	Return on attributed equity (RoaE) and return on equity (RoE)

71

Capital management

Capital requirements

BIS Basel III and Swiss systemically relevant banks (SRB) Basel III requirements

The BIS Basel III framework came into effect in Switzerland on 1 January 2013. It includes prudential filters for the calculation of capital, which are reflected in our disclosures on capital and capital ratios on a fully applied basis. These prudential filters consist mainly of deductions of deferred tax assets recognized for tax loss carry-forwards and the inclusion of the effects of IAS 19 (revised) relating to pensions and, for regulatory purposes, are being phased in between 2014 and 2018. As a result, our calculations of capital and capital ratios on a phase-in basis do not yet reflect the effects of these prudential filters.

    Furthermore, capital instruments treated as hybrid tier 1 under

Basel 2.5 and capital instruments treated as tier 2 capital under Basel 2.5 are being phased out under BIS Basel III between 2013 and 2022. Our capital ratios on a fully applied basis do not include these capital instruments. On a phase-in basis, our BIS Basel III additional tier 1 capital, BIS Basel III tier 1 capital and BIS Basel III tier 2 capital include the portion of these capital instruments not yet phased-out.

    BIS Basel III risk-weighted assets’ basis of calculation is the same under the fully applied and the phase-in views, except for differences due to IAS 19 (revised) relating to pensions.

è

Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of our Annual Report 2012 for more information on IAS 19 (revised) Employee Benefits

72

Risk and treasury management

    In Switzerland, all banks must comply with the Basel III capital framework, as required by the Swiss Capital Ordinance and by FINMA regulations. Furthermore, systemically relevant banks (SRB) in Switzerland (currently UBS and Credit Suisse) are required to comply with specific Swiss SRB rules. Our fully applied and phase-in Swiss SRB Basel III capital components and our respective BIS Basel III capital components have the same basis of calculation, except for differences relating to the amortization of deferred contingent capital plan instruments (representing high-trigger loss-absorbing capital) and the recognition of a portion of the unrealized gains on financial investments available-for-sale (representing other tier 2 capital under BIS Basel III). A summary of the capital requirements under the two regimes is provided in the “BIS Basel III and Swiss SRB Basel III minimum capital requirements” graph on the previous page.

    Swiss SRB Basel III risk-weighted assets, under both the fully applied and the phase-in views, are the same as under BIS Basel III.

    All Basel III numbers for 31 December 2012 provided in this report are on a pro-forma basis. The pro-forma numbers were either disclosed in our fourth quarter 2012 report and/or our Annual Report 2012, or introduced as comparatives during 2013. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

These estimates were refined with prospective effect during 2013, as models and associated systems were enhanced.

è	Refer to the “Basel III/“too-big-to-fail” at a glance” section of our Annual Report 2012 for more information

    In February 2013, following a proposal by the Swiss National Bank, the Federal Council decided to activate the countercyclical capital buffer with respect to mortgage loans financing residential property located in Switzerland. This buffer is set at 1% of associated RWA and applies to banks in Switzerland as of 30 September 2013. The countercyclical buffer’s activation increased our CET 1 buffer capital requirement by CHF 149 million.

    The new capital requirements directive that implements Basel III within the EU (known as CRD IV) was finalized in June 2013. CRD IV includes requirements relating to prudential valuation adjustments (PVA) of fair valued positions in order to address valuation uncertainty. The European Banking Authority (EBA) is currently drafting technical standards under CRD IV for the calculation of PVA in the form of capital deductions; these are expected to be finalized in the third quarter of 2014. UBS, which would not be subject to the EBA standards, currently deducts a PVA amount in calculating common equity tier 1 capital. It is possible that FINMA will require increased PVA charges in view of the forthcoming EBA standards. The amount and timing of any such incremental charges are uncertain.

73

Capital management

BIS Basel III

BIS Basel III capital ratios

As of 30 September 2013, our phase-in BIS Basel III CET1 capital ratio was 17.5% and our BIS Basel III total capital ratio was 21.8%, an increase of 1.3 percentage points for both, compared with 30 June 2013. On a fully applied BIS Basel III basis, our CET1 capital ratio increased 0.7 percentage points to 11.9% during the quarter and our total capital ratio increased 0.8 percentage points to 14.3%. The increase in our capital ratios was due to reduced RWA, partly offset by a decrease in our capital. As of 30 September 2013, we exceeded our BIS Basel III common equity tier 1 (CET1) fully applied target ratio of 11.5% for 2013.

    During the third quarter, we notified the SNB of our intention to exercise the option to acquire the SNB StabFund’s equity. As of 30 September 2013, the value of non-cash assets within the fund was less than CHF 1 million. The exercise of the SNB StabFund option will result in the reversal of the capital deduction of CHF 2.5 billion which was applied to our BIS Basel III CET1 capital up to the end of the third quarter, and a corresponding increase to our BIS Basel III CET1 ratios. The graphs on the next page show the pro-forma BIS Basel III RWA, capital and CET1 ratios, taking into account the exercise of the SNB StabFund option and the temporary operational risk RWA add-on imposed by FINMA as described in the “Regulatory and legal developments and financial reporting changes” section of this report. The combined effects will reduce our BIS Basel III CET1 ratios, with the pro-forma ratio as of 30 September 2013 reaching 11.6% on a fully applied basis, compared with 11.9% as reported, and 16.6% on a phase-in basis, compared with 17.5% as reported. Such pro-forma information is a voluntary disclosure in our third quarter 2013 report as the exercise of the option to acquire the equity of the SNB StabFund is expected to occur only in the fourth quarter and the temporary operational risk RWA add-on imposed by FINMA will be

BIS Basel III capital information

	Phase-in			Fully applied
			Pro-forma			Pro-forma
CHF million, except where indicated	30.9.13	30.6.13	31.12.12	30.9.13	30.6.13	31.12.12
BIS Basel III tier 1 capital	38,963	39,398	40,032	26,019	26,817	25,182
of which: common equity tier 1 capital	38,963	39,398	40,032	26,019	26,817	25,182
BIS Basel III tier 2 capital	9,478	10,434	9,589	5,221	5,425	4,205
of which: high-trigger loss-absorbing capital	374	391	504	374	391	504
of which: low-trigger loss-absorbing capital	4,808	4,998	3,656	4,808	4,998	3,656
of which: phase-out capital and other tier 2 capital	4,296	5,045	5,429	39	36	45
BIS Basel III total capital	48,441	49,832	49,620	31,240	32,242	29,387
BIS Basel III common equity tier 1 capital ratio (%)	17.5	16.2	15.3	11.9	11.2	9.8
BIS Basel III tier 1 capital ratio (%)	17.5	16.2	15.3	11.9	11.2	9.8
BIS Basel III total capital ratio (%)	21.8	20.5	18.9	14.3	13.5	11.4
BIS Basel III risk-weighted assets	222,306	242,626	261,800	218,926	239,182	258,113

74

Risk and treasury management

effective only starting in the fourth quarter. Such disclosures are non-GAAP financial measures as defined by SEC regulations. We nevertheless include this information on the basis of the expected effect they will have on our fourth quarter RWA and capital ratios.

    We aim to achieve a 13% fully applied BIS Basel III CET1 target ratio in 2014.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the temporary operational risk RWA add-on imposed by FINMA
è	Refer to the “Our strategy” section of our Annual Report 2012 for more information on our targets

1	Legacy Portfolio included on a pro-forma basis from 30.9.11; Non-core and Legacy Portfolio included on a pro-forma basis from 31.12.12
2	Includes CHF 13 billion for non-counterparty-related risk.
3	RWA associated with UBS’s option to acquire the SNB StabFund’s equity (treated as a participation with full deduction from CET1 capital from April 2012 onwards).

75

Capital management

BIS Basel III eligible capital

BIS Basel III tier 1 and common equity tier 1 capital

As of 30 September 2013, our phase-in BIS Basel III tier 1 capital was the same as the phase-in BIS Basel III CET1 capital of CHF 39.0 billion, as the additional tier 1 capital in the form of Basel 2.5 hybrid capital instruments, of CHF 3.1 billion, was offset by the required deductions for goodwill and intangible assets. These Basel 2.5 hybrid capital instruments are not eligible under BIS Basel III and therefore not included in fully applied BIS Basel III tier 1 capital. Our BIS Basel III fully applied tier 1 capital was CHF 26.0 billion, as shown in the “Reconciliation IFRS equity to BIS Basel III capital” table on the next page.

    Our phase-in BIS Basel III CET1 capital decreased by CHF 0.4 billion to CHF 39.0 billion during the third quarter of 2013. This decrease was due to compensation- and own-shares-related capital components (including share premium), adverse foreign currency translation effects and other capital deductions. These capital reductions were only partially offset by the third quarter net profit and the reversal of losses related to own credit.

    On a fully applied basis, our BIS Basel III CET1 capital decreased by CHF 0.8 billion to CHF 26.0 billion. This decrease was primarily due to the derecognition of deferred tax assets related to tax loss carry-forwards and the effects described above that drove the decline in our phase-in BIS Basel III CET1 capital. A more granular analysis of our third quarter 2013 CET1 capital movement on a phase-in and fully applied basis is shown in the “BIS Basel III capital movement” graphs below.

BIS Basel III tier 2 capital

During the third quarter of 2013, our phase-in BIS Basel III tier 2 capital decreased by CHF 1.0 billion to CHF 9.5 billion. This decrease was primarily due to the redemption of a tier 2 capital instrument of EUR 578 million and foreign currency translation effects. Fully applied

76

Risk and treasury management

BIS Basel III tier 2 capital decreased by CHF 0.2 billion to CHF 5.2 billion due to foreign currency translation effects.

BIS Basel III total capital

Our phase-in BIS Basel III total capital decreased by CHF 1.4 billion to CHF 48.4 billion as of 30 September 2013 and our fully applied BIS Basel III total capital decreased by CHF 1.0 billion to CHF 31.2 billion, reflecting the aforementioned movements in our BIS Basel III CET1 and tier 2 capital.

In order to improve the consistency and comparability of regulatory capital instruments disclosures across market participants, BIS and FINMA Basel III Pillar 3 rules require banks to disclose the main features of eligible capital instruments and the terms and conditions of these regulatory capital instruments. We publish an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions of those capital instruments in the “Bondholder information” section of our Investor Relations website.

è	Refer to the “Bondholder information” section under www.ubs.com/investors for the disclosures relating to capital instruments of UBS Group and UBS AG (Parent Bank)

In addition to the IFRS equity to BIS Basel III capital reconciliation, a full reconciliation of all regulatory capital elements to the published IFRS balance sheet as of 30 June 2013 was disclosed for the first time in our Basel III Pillar 3 First Half 2013 Report, to fulfill the new BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements. We also publish the full reconciliation table on our website on a quarterly basis.

è	Refer to the “SEC filings & other disclosures” section under www.ubs.com/investors for the disclosures relating to full reconciliation

Reconciliation IFRS equity to BIS Basel III capital

	Phase-in			Fully applied
			Pro-forma			Pro-forma
CHF million	30.9.13	30.6.13	31.12.12	30.9.13	30.6.13	31.12.12
Total IFRS equity	49,348	49,073	49,100	49,348	49,073	49,100
Reversal of the effect of the implementation of IAS 19R, net of tax	2,483	2,753	3,948
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	123	(100)	(142)	123	(100)	(142)
Equity attributable to preferred note holders and non-controlling interests	(1,945)	(2,001)	(3,152)	(1,945)	(2,001)	(3,152)
Goodwill net of tax, less hybrid capital, as applicable	(3,104)	(3,259)	(1,949)	(6,226)	(6,445)	(6,265)
Intangible assets, net of tax	(468)	(518)	(501)	(468)	(518)	(501)
Fair value of the call option to acquire SNB StabFund’s equity, pre-tax	(2,493)	(2,535)	(2,103)	(2,493)	(2,535)	(2,103)
Unrealized (gains)/losses from cash flow hedges, net of tax	(1,757)	(1,840)	(2,983)	(1,757)	(1,840)	(2,983)
Deferred tax assets recognized for tax loss carry-forwards, less deferred tax liabilities, as applicable				(6,173)	(5,835)	(6,586)
Compensation and own shares related capital components (not recognized in net profit)	(1,352)	(830)	(495)	(1,352)	(830)	(495)
Defined benefit pension and post-employment assets IAS 19R, net of tax				(1,159)	(807)	0
Unrealized gains related to financial investments available-for-sale, net of tax	(309)	(388)	(183)	(309)	(388)	(183)
Expected losses on advanced internal ratings-based portfolio less general provisions	(226)	(117)	(43)	(226)	(117)	(43)
Prudential valuation adjustments	(160)	(152)	(136)	(160)	(152)	(136)
Consolidation scope	(60)	(62)	(65)	(60)	(62)	(65)
Expected losses on non-trading equity exposures (simple risk weight)	(14)	(17)	(16)	(14)	(17)	(16)
National specific regulatory adjustments and other	(1,103)	(608)	(1,248)	(1,109)	(608)	(1,248)
BIS Basel III common equity tier 1 capital	38,963	39,398	40,032	26,019	26,817	25,182
Hybrid capital	3,122	3,186	4,316	0	0	0
Goodwill and intangible assets net of tax, offset against hybrid capital	(3,122)	(3,186)	(4,316)	0	0	0
BIS Basel III additional tier 1 capital	0	0	0	0	0	0
BIS Basel III tier 1 capital	38,963	39,398	40,032	26,019	26,817	25,182
BIS Basel III tier 2 capital before regulatory adjustments	9,438	10,397	9,544	5,182	5,389	4,160
National specific regulatory adjustments	39	36	45	39	36	45
BIS Basel III tier 2 capital	9,478	10,434	9,589	5,221	5,425	4,205
BIS Basel III total capital	48,441	49,832	49,620	31,240	32,242	29,387

77

Capital management

BIS Basel III risk-weighted assets

Our phase-in BIS Basel III RWA decreased by CHF 20.3 billion to CHF 222.3 billion in the third quarter of 2013. On a fully applied basis, BIS Basel III RWA also decreased by CHF 20.3 billion to CHF 218.9 billion. This decrease was mainly due to a CHF 15.4 billion reduction in credit risk RWA and a CHF 4.9 billion reduction in market risk RWA.

è	Refer to the “Investment Bank”, “Corporate Center” and “Risk management and control” sections of this report for more information about RWA developments

Credit risk

Our phase-in BIS Basel III credit risk RWA amounted to CHF 140.2 billion as of 30 September 2013 compared with CHF 155.6 billion.

This decrease was mainly due to a reduction in RWA for advanced credit valuation adjustments (CVA) of CHF 6.2 billion, a reduction in drawn and undrawn exposures of CHF 3.7 billion, a decrease in RWA related to derivatives of CHF 3.5 billion, a decline in securitization exposures of CHF 0.9 billion, a decrease in securities financing transactions of CHF 0.8 billion and equity exposures that were CHF 0.6 billion lower.

The RWA reduction for advanced CVA was mainly due to benefits from economic CVA hedges, reduced exposures and trade compressions. Of this decrease, Corporate Center – Non-core contributed CHF 3.7 billion, the Investment Bank CHF 1.5 billion, Corporate Center – Legacy Portfolio CHF 0.8 billion and Retail & Corporate CHF 0.2 billion.

The reduction in drawn and undrawn exposures was mainly due to the securitization of warehoused commercial real estate loans and the expiry of loan facilities, mainly in the Investment Bank, and exposure reduction in Corporate Center – Non-core and Legacy Portfolio, Wealth Management and Wealth Management Americas.

BIS Basel III RWA by risk type and reporting segment

	Phase-in
	30.9.13					30.6.13
CHF billion	Credit risk[1]	Non- counterparty- related risk	Market risk	Operational risk	Total	Credit risk[1]	Non- counterparty- related risk	Market risk	Operational risk	Total
Wealth Management	12.7	0.2	0.0	6.5	19.4	13.0	0.2	0.0	6.5	19.8
Wealth Management Americas	8.1	0.0	1.5	11.0	20.7	8.8	0.0	1.3	11.2	21.3
Investment Bank	37.7	0.1	8.2	13.6	59.6	42.9	0.1	11.0	13.7	67.7
Global Asset Management	2.7	0.0	0.0	0.8	3.6	2.8	0.0	0.1	0.9	3.7
Retail & Corporate	30.8	0.1	0.0	0.9	31.8	31.1	0.1	0.0	1.0	32.1
CC – Core Functions[2]	5.1	12.1	(5.4)	6.8	18.7	5 6	12.4	(4.5)	7.0	20.5
Total business divisions and CC – Core Functions	97.1	12.6	4.4	39.7	153.7	104.2	12.8	7.8	40.1	165.0
CC – Non-core and Legacy Portfolio	43.2	0.0	9.8	15.6	68.6	51.4	0.0	11.2	15.0	77.6
Total BIS Basel III risk-weighted assets	140.2	12.6	14.2	55.3	222.3	155.6	12.8	19.1	55.1	242.6

	Fully applied
	30.9.13					30.6.13
CHF billion	Credit risk[1]	Non- counterparty- related risk	Market risk	Operational risk	Total	Credit risk[1]	Non- counterparty- related risk	Market risk	Operational risk	Total
Wealth Management	12.3	0.2	0.0	6.5	19.0	12.6	0.2	0.0	6.5	19.4
Wealth Management Americas	7.9	0.0	1.5	11.0	20.5	8.5	0.0	1.3	11.2	21.0
Investment Bank	37.3	0.1	8.2	13.6	59.2	42.5	0.1	11.0	13.7	67.3
Global Asset Management	2.7	0.0	0.0	0.8	3.5	2.7	0.0	0.1	0.9	3.6
Retail & Corporate	29.0	0.1	0.0	0.9	30.1	29.4	0.1	0.0	1.0	30.4
CC – Core Functions	4.5	12.1	(5.4)	6.8	18.0	5.0	12.4	(4.5)	7.0	19.8
Total business divisions and CC – Core Functions	93.7	12.6	4.4	39.7	150.3	100.7	12.8	7.8	40.1	161.5
CC – Non-core and Legacy Portfolio	43.2	0.0	9.8	15.6	68.6	51.4	0.0	11.2	15.0	77.6
Total BIS Basel III risk-weighted assets	136.8	12.6	14.2	55.3	218.9	152.1	12.8	19.1	55.1	239.2

1  Includes securitization exposures, equity exposures, credit valuation adjustments (advanced-, standardized-, simplified approach) and capital requirements for settlement risk (failed trades).    2  Negative market risk numbers are due to the diversification effect allocated to CC-Core Functions.

78

Risk and treasury management

The reductions in RWA related to derivatives that were experienced in the Investment Bank, Corporate Center – Core Functions, Corporate Center – Non-core and Legacy Portfolio and Wealth Management resulted mainly from reduced exposures and trade compressions.

The decrease in securitization RWA exposures was almost entirely due to the sale of exposures in the Corporate Center – Legacy Portfolio.

The decrease of CHF 0.8 billion in securities financing transactions was due to reduced exposures in the Investment Bank and Corporate Center – Core Functions. Further, lower equity exposures were recorded in Corporate Center – Core Functions, Corporate Center – Non-core and the Investment Bank.

Non-counterparty-related risk

Phase-in BIS Basel III non-counterparty-related risk RWA amounted to CHF 12.6 billion as of 30 September 2013, a decrease of CHF 0.2 billion from 30 June 2013.

Market risk

Phase-in BIS Basel III market risk RWA amounted to CHF 14.2 billion as of 30 September 2013 compared with CHF 19.1 billion as of 30 June 2013. The decline was due to a CHF 1.9 billion decrease in the comprehensive risk measure, a decline of CHF 1.1 billion in the incremental risk charge, a reduction of CHF 1.2 billion in RWA related to stressed value-at-risk (VaR) and a CHF 0.7 billion reduction in VaR-related RWA. The decrease in stressed-VaR- and VaR-related RWA was partially offset by an increase in risk not in VaR add-on, following an annual re-calibration, approved by FINMA.

è	Refer to the “Risk management and control” section of this report for more information about market risk and risk not in VaR
è	Refer to the “Basel 2.5 Pillar 3” section of our Annual Report 2012 for information on the comprehensive risk measure and the incremental risk charge

Operational risk

Phase-in BIS Basel III operational risk RWA amounted to CHF 55.3 billion as of 30 September 2013, an increase of CHF 0.2 billion compared with the prior quarter.

UBS has received an order from FINMA announcing the imposition, with effect from 1 October 2013, of a temporary 50% add-on to UBS’s AMA-based Operational Risk-related RWA in relation to known or unknown litigation, compliance and other operational risk matters. FINMA informed UBS that its decision was based on a comparison of recent loss history with the capital underpinning for operational risks. Its assessment is not based upon and does not correspond to the approach required under International Financial Reporting Standards (IFRS) for litigation, regulatory and similar matters and other classes of provisions and contingent liabilities. Starting in the fourth quarter of 2013, this FINMA temporary add-on is expected to result in additional operational risk-related RWA of approximately CHF 28 billion on both a fully applied and a phase-in basis. FINMA will review this temporary add-on periodically for possible reduction considering the provisions established and the development of the relevant litigation and other matters over time.

è	Refer to the “BIS Basel III capital ratios” section for more information on the impact of this order on our BIS Basel III capital ratios

Sensitivity of the BIS Basel III CET1 capital ratio and capital to currency movements

The majority of our capital and many of our assets are denominated in Swiss francs but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. Significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios, and Group Treasury is mandated with the task of minimizing such effects. Consolidated RWA increase or decrease relative to our capital as the Swiss franc depreciates or appreciates against these currencies. These currency fluctuations can also lead to foreign currency translation gains or losses on consolidation which are recorded through IFRS equity. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on both the BIS Basel III CET1 capital ratio and the BIS Basel III CET1 capital on a fully applied basis. Limits are in place, both for the sensitivity of the BIS Basel III CET1 capital ratio and the BIS Basel III CET1 capital, to a ±10% change in the Swiss franc against other currencies. As of 30 September 2013, the estimated sensitivities of the fully applied BIS Basel III CET1 capital ratio and fully applied BIS Basel III CET1 capital to a 10% depreciation or appreciation of the Swiss franc against other currencies were 45 basis points and CHF 439 million, respectively.

79

Capital management

Swiss SRB

Swiss SRB Basel III capital information

As shown in the “Swiss SRB Basel III capital requirements” table below, we have a minimum total capital requirement for 2013 of 8.6%, consisting of the following elements: 3.5% base capital, 3.6% buffer capital (including the effect of the countercyclical buffer) and 1.5% progressive buffer. As of 30 September 2013, we satisfied the Swiss SRB Basel III base and buffer capital requirements through our Swiss SRB Basel III CET1 capital. Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital, resulting in a buffer capital component of 14.0% as of 30 September 2013. The Swiss SRB Basel III progressive buffer capital requirement is covered by high- and low-trigger loss-absorbing capital. Our progressive buffer component was 2.4% as of 30 September 2013.

As of 30 September 2013, our phase-in Swiss SRB Basel III CET1 capital ratio was 17.5%, an increase of 1.3 percentage points compared with 16.2% on 30 June 2013. Our phase-in and fully applied Swiss SRB Basel III CET1 capital decreased by CHF 0.4 billion and CHF 0.8 billion to CHF 39.0 billion and CHF 26.0 billion, respectively.

Swiss SRB Basel III tier 1 and tier 2 capital decreased in the third quarter for the same reasons as the respective BIS Basel III capital, with minor differences in the amount of tier 2 capital at

Swiss SRB Basel III capital information

	Phase-in			Fully applied
			Pro-forma			Pro-forma
CHF million, except where indicated	30.9.13	30.6.13	31.12.12	30.9.13	30.6.13	31.12.12
Swiss SRB Basel III tier 1 capital	38,963	39,398	40,032	26,019	26,817	25,182
of which: common equity tier 1 capital	38,963	39,398	40,032	26,019	26,817	25,182
Swiss SRB Basel III tier 2 capital	9,532	10,495	9,544	5,275	5,486	4,160
of which: high-trigger loss-absorbing capital	468	488	504	468	488	504
of which: low-trigger loss-absorbing capital	4,808	4,998	3,656	4,808	4,998	3,656
of which: phase-out capital	4,257	5,009	5,384
Swiss SRB Basel III total capital	48,495	49,893	49,576	31,295	32,303	29,342
Swiss SRB Basel III common equity tier 1 capital ratio (%)	17.5	16.2	15.3	11.9	11.2	9.8
Swiss SRB Basel III tier 1 capital ratio (%)	17.5	16.2	15.3	11.9	11.2	9.8
Swiss SRB Basel III total capital ratio (%)	21.8	20.6	18.9	14.3	13.5	11.4
Swiss SRB Basel III risk-weighted assets	222,306	242,626	261,800	218,926	239,182	258,113

Swiss SRB Basel III capital requirements

			Phase-in
	Minimum ratio (%)		Swiss SRB Basel III minimum capital requirements	Available Swiss SRB Basel III capital				Actual ratio (%)		Capital type
CHF million, except where indicated			30.9.13	30.9.13		30.6.13		30.9.13	30.6.13
Base capital	3.5		7,781	7,781		8,492		3.5	3.5	CET1
Buffer capital	3.6		7,930	31,182	[1]	30,906	[1]	14.0	12.7	CET1
of which: effect of countercyclical buffer			149
Progressive buffer	1.5		3,335	5,275		5,486		2.4	2.3	LAC
Phase-out capital				4,257		5,009		1.9	2.1
Total	8.6	[2]	19,043	48,495		49,893		21.8	20.6

1  Swiss SRB Basel III CET1 exceeding the base capital requirement is allocated to the buffer capital.    2  This includes the effect of the countercyclical buffer and is therefore higher than the 8.5% shown in the “BIS Basel III and Swiss SRB Basel III minimum capital requirements” graph.

80

Risk and treasury management

the end of the quarter relating to the treatment of our deferred contingent capital plan instruments (representing high-trigger loss-absorbing capital) and unrealized gains on financial investments available-for-sale (representing other tier 2 capital under BIS Basel III).

Following the clarification of the treatment of tier 2 capital instruments by FINMA in the third quarter of 2013 and in line with BIS Basel III, our tier 2 capital on a phase-in basis now includes capital instruments which are ineligible on a fully-applied basis and which are referred to as “phase-out capital” in the “Swiss SRB Basel III capital information” table on the previous page. Phase-in Swiss SRB tier 2 capital numbers for prior periods have been restated.

è	Refer to the “BIS Basel III eligible capital” section of this report for more information

On page 75 of this report, we present pro-forma BIS Basel III capital ratios taking into account the exercise of the SNB Stab-Fund option and the temporary operational risk RWA add-on imposed by FINMA as described in the “Regulatory and legal developments and financial reporting changes” section of this report. The pro-forma Swiss SRB Basel III common equity tier 1 capital ratio, tier 1 capital ratio and total capital ratio are the same as the respective pro-forma BIS Basel III capital ratios.

Swiss SRB leverage ratio

The Swiss SRB leverage ratio requirement is set at a level of 24% of the minimum capital ratio requirement for the base capital, the buffer capital and the progressive buffer capital. The leverage ratio is calculated by dividing the relevant capital

Swiss SRB leverage ratio

			Pro-forma
CHF million, except where indicated	Average 3Q13	Average 2Q13	Average 4Q12
Total on-balance sheet assets[1]	1,057,352	1,168,487	1,270,627
Netting of securities financing transactions	(3,152)	(3,931)	(20,508)
Netting of derivative exposures	(224,010)	(275,063)	(332,076)
Current exposure method (CEM-add on) for derivative exposures	130,174	145,756	184,180
Off-balance sheet items	98,322	99,616	102,000
of which: commitments and guarantees – unconditionally cancellable (10%)	22,559	22,065	20,168
of which: commitments and guarantees – other than unconditionally cancellable (100%)	75,764	77,551	81,540
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	17,390	18,203	24,630
Items deducted from Swiss SRB Basel III common equity tier 1, phase-in (at quarter end)	(12,783)	(12,303)	(12,000)
Total adjusted exposure[2]	1,063,294	1,140,765	1,216,000

	For the quarter ended
	30.9.13	30.06.13	31.12.12
Swiss SRB Basel III common equity tier 1 capital, phase-in	38,963	39,398	40,032
Swiss SRB Basel III loss-absorbing capital	5,275	5,486	4,160
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital	44,238	44,884	44,192
Swiss SRB leverage ratio (formerly referred to as “FINMA Basel III leverage ratio”) (%)	4.16	3.93	3.63

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to our “Basel III Pillar 3 First Half 2013 Report” for more information on the regulatory scope of consolidation.    2   Excludes forward starting repos, securities lending indemnifications and CEM add-ons for ETDs (proprietary and agency transactions).

Swiss SRB leverage ratio requirements

								Phase-in
	Minimum requirements
	Swiss SRB leverage ratio (%)[1]		Swiss SRB leverage ratio capital requirement	Available Swiss SRB Basel III capital				Actual Swiss SRB leverage ratio (%)		Capital type
CHF million, except where indicated			30.9.13	30.9.13		30.6.13		30.9.13	30.6.13
Base capital	0.84		8,932	8,932		9,582		0.84	0.84	CET1
Buffer capital	0.86	[2]	9,103	30,031	[3]	29,816	[3]	2.82	2.61	CET1
Progressive buffer	0.36		3,828	5,275		5,486		0.50	0.48	LAC
Total	2.06		21,862	44,238		44,884		4.16	3.93

1  Minimum requirements for base capital (24% of 3.5%), buffer capital (24% of 3.6%) and progressive buffer capital (24% of 1.5%)    2  This includes the effect of the countercyclical buffer.    3  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.

81

Capital management

amount by total IFRS on-balance sheet assets and off-balance-sheet items, based on the capital adequacy scope of consolidation, and adjusted for netting of securities financing transactions and derivatives and other adjustments. The capital for the calculation of the total leverage ratio includes Swiss SRB Basel III CET1 capital and loss-absorbing capital but excludes tier 2 phase-out capital.

As shown in the “Swiss SRB leverage ratio requirements” table on the previous page, we have a total leverage ratio requirement for 2013 of 2.06%, consisting of the following components: 0.84% for base capital, 0.86% for buffer capital (including the effect of the countercyclical buffer) and 0.36% for the progressive buffer. As of 30 September 2013, we satisfy the leverage ratio requirements for the base and buffer capital through our Swiss SRB Basel III CET1 capital. Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital, resulting in a buffer capital component of 2.82% as of 30 September 2013. The leverage ratio requirement for the progressive buffer is covered by high- and low-trigger loss-absorbing capital. Our progressive buffer component was 0.5% as of 30 September 2013.

Our total Swiss SRB leverage ratio increased 0.23 percentage points to 4.16% as of 30 September 2013 from 3.93% as of 30 June 2013. This increase was mainly due to the leverage ratio denominator (LRD), which contributed 0.29 percentage points to the increase, partly offset by a decrease in Swiss SRB Basel III CET1 capital including loss-absorbing capital, which resulted in a 0.06 percentage points decrease in the ratio. The decrease in the LRD was mainly due to balance sheet reductions in positive replacement values, reverse repurchase agreements and trading portfolio assets. As a consequence, this affected netting of derivative exposures as well as current exposure method (CEM add-on) for derivative exposures.

We expect the exercise in the fourth quarter of 2013 of the option to acquire the equity of the SNB StabFund to result in an increase of 25 basis points in our Swiss SRB leverage ratio.

è	Refer to the “Balance sheet” section of this report for more information

82

Risk and treasury management

Equity attribution and return on attributed equity

Our equity attribution framework aims to guide each business toward activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity (RoaE) in each of our business divisions, and integrates Group-wide capital management activities with those at a business division level.

In the third quarter of 2013, the average attributed equity decreased for most business divisions and for Corporate Center – Non-core and Legacy Portfolio. These decreases were primarily due to changes in the risk allocation between our business divisions and Corporate Center within the risk-based capital (RBC) model and the implementation of a conversion factor to convert RBC to its CET1 equivalent. The change in RBC allocation was the primary contributor to a CHF 2.0 billion increase in the average attributed equity for Corporate Center – Core Functions.

RBC is our internal model which determines the amount of capital required to cover the firm’s risks. The conversion factor was implemented to recognize the role that loss-absorbing capital plays in supporting risks captured in RBC. Because RBC exposure can be covered by a combination of common equity (CET1) and loss-absorbing capital, RBC is included in attributed equity only through its CET1 equivalent, with effect from the third quarter of 2013.

The average total equity attributed to the business divisions and Corporate Center decreased by CHF 1.7 billion to CHF 43.0 billion. Equity attributable to UBS shareholders averaged CHF 47.2 billion, resulting in a difference of CHF 4.2 billion.

RoaE is a profitability measure that is an indicator of efficiency in the usage of the firm’s financial resources.

Annualized RoaE for Wealth Management increased to 67.3% for the third quarter from 61.9% in the second quarter, mainly reflecting a reduction in average attributed equity. For the Investment Bank, RoaE decreased from 36.9% for the second quarter to 12.6% for the third quarter due to lower revenues in both Corporate Client Solutions and Investor Client Services. RoaE for Global Asset Management was 26.2% for the third quarter, a decrease of 4.5%, mainly as lower revenues were only partly offset by lower operating expenses. The increase in RoaE for Retail & Corporate from 35.1% to 41.2% was due to an increase in operating income and lower operating expenses, coupled with a decrease in attributed equity in the third quarter.

The return on equity (RoE) for the Group decreased from 5.9% in the second quarter to 4.9% for the third quarter of 2013 due to a decrease in net profit attributable to UBS shareholders, while average equity attributable to UBS shareholders was unchanged. The RoE of the Group was lower than the average of the RoaE of the business divisions as a result of the negative RoaE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

è	Refer to the “Capital management” section of our Annual Report 2012 for further information on our equity attribution
è	Refer to the “Regulatory and legal developments and financial reporting changes” section for more information on changes to the presentation or definition of certain key performance indicators

83

Capital management

Average attributed equity

	For the quarter ended			Year-to-date
CHF billion	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12
Wealth Management	3.3	3.6	3.7	3.5	3.8
Wealth Management Americas	2.6	2.9	5.8	2.8	6.2
Investment Bank	8.0	8.4	11.8	8.1	11.9
Global Asset Management	1.8	1.8	2.1	1.8	2.2
Retail & Corporate	3.9	4.3	4.3	4.2	4.5
Corporate Center	23.4	23.7	23.1	24.0	23.9
of which: Core Functions	13.7	11.7	7.1	12.1	7.1
of which: Group items[1]	9.4	7.6	4.2	8.3	4.2
of which: Non-core and Legacy Portfolio	9.7	12.0	16.0	11.9	16.7
Average equity attributed to the business divisions and Corporate Center	43.0	44.7	50.8	44.4	52.5
Difference	4.2	2.5	(1.5)
Average equity attributable to UBS shareholders	47.2	47.2	49.3

1  Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting, with respect to the risk-weighted assets driver, excess equity that we have targeted above a 10% BIS Basel III common equity tier 1 ratio. Additionally, this includes attributed equity for PaineWebber goodwill and intangible assets and risk-based capital arising from changes in risk-allocation between business divisions and Corporate Center.

Return on attributed equity (RoaE) and return on equity (RoE) 1

	For the quarter ended			Year-to-date
In %	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12
Wealth Management	67.3	61.9	62.9	67.0	69.9
Wealth Management Americas	31.1	32.0	10.9	29.9	9.7
Investment Bank	12.6	36.9	3.1	33.0	5.7
Global Asset Management	26.2	30.7	24.0	32.4	25.1
Retail & Corporate	41.2	35.1	36.7	35.7	43.1
UBS Group	4.9	5.9	(17.3)	6.4	(1.6)

1  Return on attributed equity for the business divisions and return on equity for UBS Group.

84

Risk and treasury management

UBS shares

We hold our own shares primarily to hedge employee share and option participation plans. Total UBS shares issued increased by 2,049,734 shares in the third quarter due to the exercise of employee share options.

    Treasury shares held by the Group increased by 2,540,758 shares on a net basis during the quarter, mainly due to share acquisitions to hedge share-based employee compensation plans.

UBS shares
	As of			Change from
	30.9.13	30.6.13	30.9.12	30.6.13	30.9.12

Shares outstanding
Shares issued	3,841,428,598	3,839,378,864	3,833,580,057	2,049,734	7,848,541
of which: related to employee option plans				2,049,734	7,848,541
Treasury shares	74,161,825	71,621,067	87,731,484	2,540,758	(13,569,659)
Shares outstanding	3,767,266,773	3,767,757,797	3,745,848,573	(491,024)	21,418,200

	As of or for the quarter ended			% change from
	30.9.13	30.6.13	30.9.12	30.6.13	30.9.12

Earnings per share (CHF)[1]
Basic	0.15	0.18	(0.57)	(17)
Diluted	0.15	0.18	(0.57)	(17)

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	47,403	47,073	48,125	1	(2)
Less: goodwill and intangible assets	6,388	6,647	6,632	(4)	(4)
Tangible shareholders’ equity	41,015	40,426	41,493	2	(1)

Book value per share (CHF)
Total book value per share	12.58	12.49	12.85	1	(2)
Tangible book value per share	10.89	10.73	11.08	1	(2)

Market capitalization and share price
Share price (CHF)	18.50	16.08	11.45	15	62
Market capitalization (CHF million)[2]	71,066	61,737	43,894	15	62

1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  Market capitalization is calculated based on the total UBS shares issued multiplied by the UBS share price at period end.

85

UBS shares

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

86

Financial information Unaudited

	Interim consolidated financial statements (unaudited)

89	Income statement
90	Statement of comprehensive income
92	Balance sheet
94	Statement of changes in equity
96	Statement of cash flows

	Notes to the interim consolidated financial statements

99	1	Basis of accounting
100	2	Segment reporting
102	3	Net interest and trading income
103	4	Net fee and commission income
103	5	Other income
104	6	Personnel expenses
104	7	General and administrative expenses
105	8	Earnings per share (EPS) and shares outstanding
105	9	Income taxes
106	10	Trading portfolio
106	11	Financial investments available-for-sale
107	12	Fair value measurement
129	13	Reclassification of financial assets
130	14	Derivative instruments
131	15	Offsetting financial assets and financial liabilities
134	16	Other assets and liabilities
134	17	Provisions and contingent liabilities
144	18	Financial instruments not recognized on the balance sheet
145	19	Changes in organization
146	20	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank)

148	Income statement
149	Balance sheet
150	Basis of accounting
150	Reconciliation of Swiss federal banking law equity to BIS Basel III capital
150	BIS Basel III capital information
151	Swiss SRB Basel III capital information
151	Swiss SRB Basel III capital requirements
152	Swiss SRB leverage ratio
152	Swiss SRB leverage ratio requirements

	UBS Limited

153	Income statement
153	Statement of comprehensive income
154	Balance sheet
155	Basis of accounting
155	Basel 2.5 capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Interest income	3	3,147	3,541	3,891	(11)	(19)	10,172	12,418
Interest expense	3	(1,596)	(2,333)	(2,363)	(32)	(32)	(5,932)	(7,912)
Net interest income	3	1,551	1,208	1,528	28	2	4,240	4,506
Credit loss (expense)/recovery		(17)	(3)	(129)	467	(87)	(35)	(94)
Net interest income after credit loss expense		1,534	1,205	1,399	27	10	4,204	4,412
Net fee and commission income	4	3,831	4,236	3,917	(10)	(2)	12,190	11,404
Net trading income	3	543	1,760	808	(69)	(33)	4,526	3,148
Other income	5	353	188	166	88	113	505	250
Total operating income		6,261	7,389	6,290	(15)	0	21,425	19,215
Personnel expenses	6	3,567	3,855	3,802	(7)	(6)	11,522	10,723
General and administrative expenses	7	2,126	2,299	1,761	(8)	21	6,424	4,810
Depreciation and impairment of property and equipment		191	196	184	(3)	4	595	521
Impairment of goodwill		0	0	3,030		(100)	0	3,030
Amortization and impairment of intangible assets		21	20	39	5	(46)	61	87
Total operating expenses		5,906	6,369	8,816	(7)	(33)	18,602	19,172
Operating profit/(loss) before tax		356	1,020	(2,526)	(65)		2,823	43
Tax expense/(benefit)	9	(222)	125	(394)		(44)	361	394
Net profit/(loss)		578	895	(2,133)	(35)		2,462	(352)
Net profit/(loss) attributable to preferred noteholders		0	204	0	(100)		204	220
Net profit/(loss) attributable to non-controlling interests		1	1	1	0	0	3	4
Net profit/(loss) attributable to UBS shareholders		577	690	(2,134)	(16)		2,255	(576)

Earnings per share (CHF)
Basic	8	0.15	0.18	(0.57)	(17)		0.60	(0.15)
Diluted	8	0.15	0.18	(0.57)	(17)		0.59	(0.15)

89

Statement of comprehensive income

	For the quarter ended			Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12

Comprehensive income attributable to UBS shareholders
Net profit	577	690	(2,134)	2,255	(576)

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(624)	(167)	(100)	(233)	175
Foreign exchange amounts reclassified to the income statement from equity	1	(35)	(54)	(61)	(51)
Income tax relating to foreign currency translation movements	7	0	(61)	4	(91)
Subtotal foreign currency translation, net of tax	(616)	(201)	(215)	(289)	33
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	43	(102)	184	(39)	308
Impairment charges reclassified to the income statement from equity	9	9	17	36	74
Realized gains reclassified to the income statement from equity	(72)	(69)	(86)	(205)	(225)
Realized losses reclassified to the income statement from equity	2	1	0	16	19
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	10	32	(23)	58	(39)
Subtotal financial investments available-for-sale, net of tax	(7)	(129)	92	(134)	136
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	197	(756)	534	(580)	1,661
Net (gains)/losses reclassified to the income statement from equity	(299)	(345)	(303)	(964)	(862)
Income tax relating to cash flow hedges	19	228	(35)	317	(159)
Subtotal cash flow hedges, net of tax	(83)	(873)	196	(1,226)	640
Total other comprehensive income that may be reclassified to the income statement, net of tax	(706)	(1,204)	74	(1,649)	809

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	281	596	25	1,252	533
Income tax relating to defined benefit plans	(76)	(76)	(220)	(274)	(315)
Subtotal defined benefit plans, net of tax	205	520	(194)	978	218
Property revaluation surplus
Gains on property revaluation, before tax	0	0	8	0	8
Income tax relating to gains on property revaluation	0	0	(2)	0	(2)
Subtotal changes in property revaluation surplus, net of tax	0	0	6	0	6
Total other comprehensive income that will not be reclassified to the income statement, net of tax	205	520	(188)	978	224

Total other comprehensive income	(501)	(684)	(114)	(671)	1,033
Total comprehensive income attributable to UBS shareholders	76	6	(2,248)	1,585	457

90

Financial information

Statement of comprehensive income (continued)

	For the quarter ended			Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12

Comprehensive income attributable to preferred noteholders
Net profit	0	204	0	204	220
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(57)	369 [1]	0	368	(7)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(57)	369	0	368	(7)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(57)	369	0	368	(7)
Total comprehensive income attributable to preferred noteholders	(57)	572	0	572	213

Comprehensive income attributable to non-controlling interests
Net profit	1	1	1	3	4
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	(2)	0	(1)	10
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	0	(2)	0	(1)	10
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	(2)	0	(1)	10
Total comprehensive income attributable to non-controlling interests	2	(1)	2	2	14

Total comprehensive income
Net profit	578	895	(2,133)	2,462	(352)
Other comprehensive income	(558)	(317)	(114)	(304)	1,035
of which: other comprehensive income that may be reclassified to the income statement	(706)	(1,204)	74	(1,649)	809
of which: other comprehensive income that will not be reclassified to the income statement	148	887	(188)	1,345	227
Total comprehensive income	20	578	(2,247)	2,158	684

1 Includes the de-recognition of cumulative foreign currency translation losses of CHF 365 million related to the redemption of preferred notes, which represent the difference between the historical currency exchange rate at issuance and the currency exchange rate prevailing at the redemption date.

91

Balance sheet

					% change from
CHF million	Note	30.9.13	30.6.13	31.12.12	30.6.13	31.12.12

Assets
Cash and balances with central banks		79,043	80,544	66,383	(2)	19
Due from banks		20,156	20,094	21,220	0	(5)
Cash collateral on securities borrowed		34,034	37,148	37,372	(8)	(9)
Reverse repurchase agreements		81,057	100,196	130,941	(19)	(38)
Trading portfolio assets	10	123,664	119,756	160,564	3	(23)
of which: assets pledged as collateral which may be sold or repledged by counterparties		38,749	35,296	44,698	10	(13)
Positive replacement values	14	282,016	331,750	418,957	(15)	(33)
Cash collateral receivables on derivative instruments		25,411	31,638	30,413	(20)	(16)
Financial assets designated at fair value		11,105	11,068	9,106	0	22
Loans		289,850	291,379	279,901	(1)	4
Financial investments available-for-sale	11	62,248	64,290	66,230	(3)	(6)
Accrued income and prepaid expenses		5,821	6,218	6,138	(6)	(5)
Investments in associates		834	849	858	(2)	(3)
Property and equipment		5,989	6,118	6,004	(2)	0
Goodwill and intangible assets		6,388	6,647	6,461	(4)	(1)
Deferred tax assets		8,216	8,021	8,143	2	1
Other assets	16	13,267	13,355	11,106	(1)	19
Total assets		1,049,101	1,129,071	1,259,797	(7)	(17)

92

Financial information

Balance sheet (continued)

					% change from
CHF million	Note	30.9.13	30.6.13	31.12.12	30.6.13	31.12.12

Liabilities
Due to banks		15,081	17,953	23,024	(16)	(34)
Cash collateral on securities lent		8,686	8,332	9,203	4	(6)
Repurchase agreements		19,424	23,256	38,557	(16)	(50)
Trading portfolio liabilities	10	27,489	29,768	34,247	(8)	(20)
Negative replacement values	14	267,789	314,533	395,260	(15)	(32)
Cash collateral payables on derivative instruments		53,624	59,245	71,148	(9)	(25)
Financial liabilities designated at fair value		72,000	75,402	91,901	(5)	(22)
Due to customers		384,965	377,757	373,459	2	3
Accrued expenses and deferred income		6,239	6,101	6,917	2	(10)
Debt issued		84,278	102,132	104,837	(17)	(20)
Provisions	17	3,046	3,514	2,536	(13)	20
Other liabilities	16	57,132	62,005	59,606	(8)	(4)
Total liabilities		999,753	1,079,998	1,210,697	(7)	(17)

Equity
Share capital		384	384	384	0	0
Share premium		33,739	33,433	33,898	1	0
Treasury shares		(1,029)	(970)	(1,071)	6	(4)
Equity classified as obligation to purchase own shares		(51)	(57)	(37)	(11)	38
Retained earnings		23,552	22,975	21,297	3	11
Cumulative net income recognized directly in equity, net of tax		(9,193)	(8,692)	(8,522)	6	8
Equity attributable to UBS shareholders		47,403	47,073	45,949	1	3
Equity attributable to preferred noteholders		1,906	1,963	3,109	(3)	(39)
Equity attributable to non-controlling interests		39	37	42	5	(7)
Total equity		49,348	49,073	49,100	1	1
Total liabilities and equity		1,049,101	1,129,071	1,259,797	(7)	(17)

93

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings
Balance as of 1 January 2012	383	34,614	(1,160)	(39)	23,777
Issuance of share capital	0
Acquisition of treasury shares			(1,321)[1]
Disposition of treasury shares			1,445
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(34)
Premium on shares issued and warrants exercised		0
Employee share and share option plans		(149)
Tax (expense)/benefit recognized in share premium		(432)
Dividends		(379)[2]
Equity classified as obligation to purchase own shares – movements				(1)
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					(576)
Balance as of 30 September 2012	383	33,619	(1,036)	(40)	23,201

Balance as of 1 January 2013	384	33,898	(1,071)	(37)	21,297
Issuance of share capital	1
Acquisition of treasury shares			(810)
Disposition of treasury shares			852 [1]
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		197
Premium on shares issued and warrants exercised		27
Employee share and share option plans		104
Tax (expense)/benefit recognized in share premium		88
Dividends		(564)[2]
Equity classified as obligation to purchase own shares – movements				(14)
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases		(11)
Total comprehensive income for the period recognized in equity					2,255
Balance as of 30 September 2013	384	33,739	(1,029)	(51)	23,552

1 For the first nine months of 2013, the net disposal of 12 million treasury shares (CHF 160 million) which related to market making and hedging activities of the Investment Bank are presented as dispositions. For the first nine months of 2012, the net acquisition of 3 million treasury shares (CHF 36 million) are presented as acquisitions.    2 Reflects the payment of CHF 0.15 (2012: CHF 0.10) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (Parent Bank).

94

Financial information

Cumulative net income recognized directly in equity, net of tax	of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	of which: Defined benefit plans	of which: Property revaluation surplus	Total equity attributable to UBS shareholders	Preferred noteholders	Non- controlling interests	Total equity
(9,035)	(6,443)	223	2,600	(5,415)	0	48,540	3,150	46	51,737
						0			0
						(1,321)			(1,321)
						1,445			1,445

						(34)			(34)
						0			0
						(149)			(149)
						(432)			(432)
						(379)	(220)	(6)	(605)

						(1)			(1)
						0			0
						0			0
						0		(9)	(9)

1,033	33	136	640	218	6	457	213	14	684
(8,003)	(6,410)	359	3,240	(5,197)	6	48,125	3,143	47	51,315

(8,522)	(6,954)	249	2,983	(4,806)	6	45,949	3,109	42	49,100
						1			1
						(810)			(810)
						852			852

						197			197
						27			27
						104			104
						88			88
						(564)	(204)	(6)	(773)

						(14)			(14)
						0	(1,572)		(1,572)
						0			0
						(11)			(11)

(671)	(289)	(134)	(1,226)	978		1,585	572	2	2,158
(9,193)	(7,243)	116	1,757	(3,828)	6	47,403	1,906	39	49,348

95

Statement of cash flows

	Year-to-date
CHF million	30.9.13	30.9.12

Cash flow from/(used in) operating activities
Net profit/(loss)	2,462	(352)
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	595	521
Impairment of goodwill	0	3,030
Amortization and impairment of intangible assets	61	87
Credit loss expense/(recovery)	35	94
Share of net profits of associates	(38)	(73)
Deferred tax expense/(benefit)	34	330
Net loss/(gain) from investing activities	(466)	(175)
Net loss/(gain) from financing activities	2,918	2,823
Other net adjustments	2,402	2,039
Net (increase)/decrease in operating assets and liabilities:
Net due from/to banks	(6,903)	1,493
Reverse repurchase agreements and cash collateral on securities borrowed	49,105	84,066
Trading portfolio, net replacement values and financial assets designated at fair value	32,083	7,580
Loans/due to customers	2,679	13,626
Accrued income, prepaid expenses and other assets	(2,132)	178
Repurchase agreements, cash collateral on securities lent	(18,997)	(36,272)
Net cash collateral on derivative instruments	(15,459)	4,930
Accrued expenses, deferred income and other liabilities	(23)	(2,336)
Income taxes paid, net of refunds	(291)	(169)
Net cash flow from/(used in) operating activities	48,065	81,421

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(49)	(10)
Disposal of subsidiaries, associates and intangible assets[1]	128	40
Purchase of property and equipment	(935)	(799)
Disposal of property and equipment	458	9
Net (investment in)/divestment of financial investments available-for-sale[2]	1,934	(15,093)
Net cash flow from/(used in) investing activities	1,536	(15,854)

1 Includes dividends received from associates.    2 Includes gross cash inflows from sales and maturities (CHF 5,255 million for the nine months ended 30 September 2013; CHF 6,467 million for the nine months ended 30 September 2012) and gross cash outflows from purchases (CHF 3,559 million for the nine months ended 30 September 2013; CHF 7,479 million for the nine months ended 30 September 2012) predominantly related to longer-term asset-backed securities held as financial investments available-for-sale which were transferred from Wealth Management Americas to Corporate Center – Core Functions in the third quarter of 2013.

96

Financial information

Statement of cash flows (continued)

	Year-to-date
CHF million	30.9.13	30.9.12

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(4,357)	(27,058)
Net movements in treasury shares and own equity derivative activity	(360)	(1,140)
Capital issuance	1	0
Dividends paid	(564)	(379)
Issuance of long-term debt, including financial liabilities designated at fair value	25,165	49,339
Repayment of long-term debt, including financial liabilities designated at fair value	(60,177)	(47,541)
Dividends paid and repayments of preferred notes	(1,386)	(190)
Net changes of non-controlling interests	(6)	(6)
Net cash flow from/(used in) financing activities	(41,683)	(26,977)

Effects of exchange rate differences	(1,284)	1,702

Net increase/(decrease) in cash and cash equivalents	6,635	40,292
Cash and cash equivalents at the beginning of the period	99,108	85,609
Cash and cash equivalents at the end of the period	105,743	125,901
Cash and cash equivalents comprise:
Cash and balances with central banks	79,043	88,473
Money market paper[1]	2,233	3,738
Due from banks[2]	24,467	33,690
Total	105,743	125,901

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	9,311	11,008
Cash paid as interest	5,811	7,179
Cash received as dividends on equity instruments, investment fund units and associates[3]	1,215	1,221

1 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    2 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.    3 Includes dividends received from associates reported within cash flow from/(used) investing activities.

97

98

Financial information

Notes to the interim consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the “Financial Statements”) of UBS AG and its subsidiaries (“UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the annual Financial Statements for the period ending 31 December 2012, except for the changes set out below and in “Note 1 Basis of accounting” in the “Financial information” sections of our first and second quarter 2013 reports. These interim Financial Statements are unaudited and should be read in conjunction with the audited Financial Statements included in our Annual Report 2012. In the opinion of management, all necessary adjustments have been made for a fair presentation of the Group’s financial position, results of operations and cash flows.

In preparing these interim Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Assessing available information and the application of judgment are necessary elements in making such estimates. Actual results in the future could differ from such estimates, and such differences may be material to the

Financial Statements. Estimates and their underlying assumptions are reviewed on an ongoing basis. Any revisions to estimates resulting from these reviews are recognized in the period in which such estimates are revised. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2) of “Note 1 a) Significant accounting policies” in our Annual Report 2012.

Segment reporting structure change

In the third quarter of 2013, the risk management responsibility for a portfolio of financial investments available-for-sale and associated cash and balances with central banks was transferred from Wealth Management Americas to Group Treasury within Corporate Center – Core Functions. Following this transfer, net interest income associated with that portfolio has been allocated back to Wealth Management Americas, whereas realized gains and losses arising from the sales and impairments of individual financial investments are retained by Group Treasury. Prior period segment information was restated for this change. As a result, total assets of Wealth Management Americas as of 30 June 2013 decreased by CHF 17.4 billion (31 December 2012: CHF 19.5 billion) and non-interest income of Wealth Management Americas for the second quarter 2013 decreased by CHF 12 million (third quarter 2012: CHF 63 million, first nine months of 2012: CHF 164 million), with corresponding increases in Corporate Center – Core Functions.

99

Notes to the interim consolidated financial statements

Note 2  Segment reporting

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[1]	Non-core and Legacy Portfolio

For the nine months ended 30 September 2013
Net interest income	1,548	687	588	(16)	1,603	3	(174)	4,240
Non-interest income	4,166	4,201	6,149	1,469	1,223	(646)	659	17,221
Income[2]	5,714	4,889	6,737	1,453	2,826	(643)	485	21,461
Credit loss (expense)/recovery	(11)	(19)	3	0	(1)	0	(7)	(35)
Total operating income	5,703	4,869	6,740	1,453	2,825	(643)	477	21,425
Personnel expenses	2,496	3,436	3,124	657	1,101	305	403	11,522
General and administrative expenses	1,226	665	1,411	322	601	350	1,849	6,424
Services (to)/from other business divisions	63	13	7	(12)	(110)	(4)	43	0
Depreciation and impairment of property and equipment	136	89	185	35	107	(4)	47	595
Amortization and impairment of intangible assets	6	38	9	6	0	0	2	61
Total operating expenses	3,927	4,241	4,737	1,007	1,700	647	2,343	18,602
Operating profit/(loss) before tax	1,776	628	2,003	446	1,126	(1,290)	(1,866)	2,823
Tax expense/(benefit)								361
Net profit/(loss)								2,462

As of 30 September 2013
Total assets[3]	114,084	45,213	246,060	13,109	143,491	231,631	255,511	1,049,101

1 Certain cost allocations to the business divisions are based on periodically agreed standard rates charged to the business divisions on a monthly basis. This could lead to a difference between Corporate Center – Core Functions costs actually incurred and charges to the business divisions.    2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e., the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

100

Financial information

Note 2  Segment reporting1 (continued)

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[2]	Non-core and Legacy Portfolio

For the nine months ended 30 September 2012
Net interest income	1,470	579	665	(20)	1,630	133	48	4,506
Non-interest income	3,822	3,738	4,870	1,412	1,173	(1,637)	1,426	14,803
Income[3]	5,293	4,317	5,535	1,392	2,803	(1,504)	1,474	19,309
Credit loss (expense)/recovery	0	1	5	0	(8)	0	(92)	(94)
Total operating income	5,293	4,319	5,539	1,392	2,795	(1,504)	1,381	19,215
Personnel expenses	2,002	3,168	3,345	649	933	197	430	10,723
General and administrative expenses	946	597	1,705	294	629	141	499	4,810
Services (to)/from other business divisions	215	(11)	(202)	(6)	(329)	18	314	0
Depreciation and impairment of property and equipment	116	75	171	28	96	7	29	521
Impairment of goodwill	0	0	0	0	0	0	3,030	3,030
Amortization and impairment of intangible assets	5	38	11	6	0	0	27	87
Total operating expenses	3,284	3,867	5,029	971	1,329	363	4,329	19,172
Operating profit/(loss) before tax	2,009	452	510	421	1,466	(1,867)	(2,948)	43
Tax expense/(benefit)								394
Net profit/(loss)								(352)

As of 31 December 2012
Total assets[4]	104,620	43,948	261,511	12,916	145,320	262,857	428,625	1,259,797

1 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2 Certain cost allocations to the business divisions are based on periodically agreed standard rates charged to the business divisions on a monthly basis. This could lead to a difference between Corporate Center – Core Functions costs actually incurred and charges to the business divisions.    3 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    4 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e., the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations.

101

Notes to the interim consolidated financial statements

Note 3  Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12

Net interest and trading income
Net interest income	1,551	1,208	1,528	28	2	4,240	4,506
Net trading income	543	1,760	808	(69)	(33)	4,526	3,148
Total net interest and trading income	2,094	2,968	2,336	(29)	(10)	8,765	7,654
Wealth Management	701	744	689	(6)	2	2,171	2,059
Wealth Management Americas	350	327	304	7	15	983	937
Investment Bank	947	1,281	804	(26)	18	4,061	2,778
of which: Corporate Client Solutions	134	231	37	(42)	262	862	383
of which: Investor Client Services	813	1,050	767	(23)	6	3,199	2,395
Global Asset Management	(5)	5	(3)		67	5	4
Retail & Corporate	612	636	620	(4)	(1)	1,857	1,833
Corporate Center	(510)	(24)	(77)		562	(312)	43
of which: Core Functions	(396)	(61)	(759)	549	(48)	(732)	(1,588)
of which: own credit on financial liabilities designated at fair value[1]	(147)	138	(863)		(83)	(189)	(1,788)
of which: Non-core and Legacy Portfolio	(115)	37	682			420	1,631
Total net interest and trading income	2,094	2,968	2,336	(29)	(10)	8,765	7,654

Net interest income
Interest income
Interest earned on loans and advances	2,126	2,191	2,351	(3)	(10)	6,614	7,134
Interest earned on securities borrowed and reverse repurchase agreements	183	262	333	(30)	(45)	683	1,125
Interest and dividend income from trading portfolio	643	923	1,030	(30)	(38)	2,362	3,595
Interest income on financial assets designated at fair value	91	93	92	(2)	(1)	279	277
Interest and dividend income from financial investments available-for-sale	104	71	85	46	22	234	288
Total	3,147	3,541	3,891	(11)	(19)	10,172	12,418
Interest expense
Interest on amounts due to banks and customers	201	238	382	(16)	(47)	701	1,241
Interest on securities lent and repurchase agreements	159	301	271	(47)	(41)	677	976
Interest expense from trading portfolio[2]	311	806	521	(61)	(40)	1,608	2,050
Interest on financial liabilities designated at fair value	281	313	440	(10)	(36)	929	1,374
Interest on debt issued	645	674	750	(4)	(14)	2,017	2,271
Total	1,596	2,333	2,363	(32)	(32)	5,932	7,912
Net interest income	1,551	1,208	1,528	28	2	4,240	4,506

Net trading income
Investment Bank Corporate Client Solutions	15	105	(18)	(86)		492	284
Investment Bank Investor Client Services	602	1,174	614	(49)	(2)	2,981	1,829
Other business divisions and Corporate Center	(74)	481	213			1,053	1,035
Net trading income	543	1,760	808	(69)	(33)	4,526	3,148
of which: net gains/(losses) from financial liabilities designated at fair value1, [3]	(1,628)	1,994	(3,031)		(46)	(778)	(5,052)

1  Refer to “Note 12 Fair value measurement” for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.    3  Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income.

102

Financial information

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Equity underwriting fees	181	227	205	(20)	(12)	612	584
Debt underwriting fees	84	137	230	(39)	(63)	411	550
Total underwriting fees	265	363	436	(27)	(39)	1,023	1,134
M&A and corporate finance fees	120	166	172	(28)	(30)	406	482
Brokerage fees	916	1,131	928	(19)	(1)	3,141	2,899
Investment fund fees	893	988	907	(10)	(2)	2,912	2,672
Portfolio management and advisory fees	1,657	1,677	1,509	(1)	10	4,889	4,365
Insurance-related and other fees	117	120	113	(3)	4	361	321
Total securities trading and investment activity fees	3,968	4,446	4,066	(11)	(2)	12,732	11,873
Credit-related fees and commissions	97	94	96	3	1	290	303
Commission income from other services	231	226	215	2	7	655	633
Total fee and commission income	4,296	4,766	4,376	(10)	(2)	13,677	12,809
Brokerage fees paid	205	256	206	(20)	0	697	654
Other	260	274	253	(5)	3	790	751
Total fee and commission expense	465	530	459	(12)	1	1,487	1,405
Net fee and commission income	3,831	4,236	3,917	(10)	(2)	12,190	11,404
of which: net brokerage fees	711	876	722	(19)	(2)	2,444	2,245
Note 5 Other income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	(1)	21	9			102	(14)
Net gains/(losses) from disposals of investments in associates	0	0	0			0	0
Share of net profits of associates	13	12	37	8	(65)	38	73
Total	13	34	45	(62)	(71)	140	59
Financial investments available-for-sale
Net gains/(losses) from disposals	69	68	83	1	(17)	189	195
Impairment charges	(9)	(9)	(17)	0	(47)	(36)	(74)
Total	61	59	66	3	(8)	153	121
Net income from properties[2]	9	10	9	(10)	0	28	26
Net gains/(losses) from investment properties[3]	(15)	0	1			(14)	4
Other[4]	286	86	45	233	536	199	41
Total other income	353	188	166	88	113	505	250
1 Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2   Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    4  Includes net gains/losses from disposals of loans and receivables and own-used property. The third quarter of 2013 included gains on sales of real estate of CHF 207 million (second quarter 2013: CHF 19 million; third quarter 2012: CHF 1 million).

103

Notes to the interim consolidated financial statements

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Salaries and variable compensation	2,166	2,415	2,388	(10)	(9)	7,270	7,553
Contractors	48	42	59	14	(19)	133	158
Social security	183	215	183	(15)	0	615	547
Pension and other post-employment benefit plans	243	218	247	11	(2)	677	(187)[1]
Wealth Management Americas: Financial advisor compensation[2]	774	813	741	(5)	4	2,362	2,134
Other personnel expenses	153	153	184	0	(17)	465	518
Total personnel expenses[3]	3,567	3,855	3,802	(7)	(6)	11,522	10,723

1  Includes a credit of CHF 116 million related to changes to our retiree medical and life insurance benefit plan in the US in the second quarter of 2012 and a credit of CHF 730 million related to changes to our Swiss pension plan in the first quarter of 2012. Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.    2   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    3  Includes restructuring charges. Refer to “Note 19 Changes in organization” for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Occupancy	259	255	270	2	(4)	776	797
Rent and maintenance of IT and other equipment	113	114	111	(1)	2	341	351
Communication and market data services	153	158	162	(3)	(6)	464	478
Administration	130	118	132	10	(2)	376	372
Marketing and public relations	104	108	127	(4)	(18)	324	363
Travel and entertainment	103	112	102	(8)	1	316	326
Professional fees	260	238	261	9	0	704	630
Outsourcing of IT and other services	331	325	353	2	(6)	958	987
Provisions for litigation, regulatory and similar matters1, [2]	586	658	239	(11)	145	1,622	468
Other[3]	88	213	4	(59)		544	38
Total general and administrative expenses[4]	2,126	2,299	1,761	(8)	21	6,424	4,810

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties of CHF 3 million, CHF 2 million and CHF 1 million for the quarters ended 30 September 2013, 30 June 2013 and 30 September 2012, respectively.    2  Refer to “Note 17 Provisions and contingent liabilities” for more information.    3  The second quarter of 2013 included a charge of CHF 106 million related to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables.    4  Includes restructuring charges. Refer to “Note 19 Changes in organization” for more information.

104

Financial information

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year-to-date
	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	577	690	(2,134)	(16)		2,255	(576)

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	577	690	(2,134)	(16)		2,255	(576)
Less: (profit)/loss on UBS equity derivative contracts	0	0	(1)		(100)	0	(1)
Net profit/(loss) attributable to UBS shareholders for diluted EPS	577	690	(2,135)	(16)		2,255	(577)

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,768,248,432	3,761,280,365	3,746,938,472	0	1	3,761,439,602	3,756,100,044
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	82,556,465	74,928,363	385,983	10		80,395,159	526,869
Weighted average shares outstanding for diluted EPS	3,850,804,897	3,836,208,728	3,747,324,455	0	3	3,841,834,761	3,756,626,913

Earnings per share (CHF)
Basic	0.15	0.18	(0.57)	(17)		0.60	(0.15)
Diluted	0.15	0.18	(0.57)	(17)		0.59	(0.15)

Shares outstanding
Shares issued	3,841,428,598	3,839,378,864	3,833,580,057	0	0
Treasury shares	74,161,825	71,621,067	87,731,484	4	(15)
Shares outstanding	3,767,266,773	3,767,757,797	3,745,848,573	0	1
Exchangeable shares	259,742	416,708	422,413	(38)	(39)
Shares outstanding for EPS	3,767,526,515	3,768,174,505	3,746,270,986	0	1
The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented:
				% change from
Number of shares	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12

Potentially dilutive instruments
Employee share-based compensation awards	121,788,077	129,331,020	218,850,433	(6)	(44)	121,788,077	218,850,433
Other equity derivative contracts	14,498,068	15,263,515	26,380,574	(5)	(45)	14,339,581	26,698,486
SNB warrants[1]		100,000,000	100,000,000	(100)	(100)		100,000,000
Total	136,286,145	244,594,535	345,231,007	(44)	(61)	136,127,658	345,548,919

1  These warrants relate to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS granted warrants on shares to the SNB, which would have been exercisable if the SNB incurred a loss on its loan to the SNB StabFund. Following the full repayment of this loan in the third quarter of 2013, the warrants were no longer considered potentially dilutive instruments as of 30 September 2013. The SNB subsequently terminated the warrants.

Note 9 Income taxes

The Group recognized a net income tax benefit of CHF 222 million in the third quarter of 2013, which included a net upward revaluation of deferred tax assets recognized of CHF 384 million, mainly relating to the US, reflecting updated profit forecasts. This was partially offset by a tax expense of CHF 125 million with respect to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward used to offset taxable profits for the quarter, and tax expenses of CHF 37 million in respect of taxable profits of Group entities.

105

Notes to the interim consolidated financial statements

Note 10 Trading portfolio

CHF million	30.9.13	30.6.13	31.12.12

Trading portfolio assets by product type
Debt instruments
Government bills/bonds	14,859	14,955	28,737
Corporate bonds, municipal bonds, including bonds issued by financial institutions	18,552	18,714	23,887
Loans	4,790	4,467	6,129
Investment fund units	10,724	11,308	12,895
Asset-backed securities	3,528	3,979	8,556
of which: mortgage-backed securities	2,054	2,105	6,760
Total debt instruments	52,453	53,423	80,205
Equity instruments	46,761	41,370	48,035
Financial assets for unit-linked investment contracts	15,016	15,021	15,230
Financial assets held for trading	114,231	109,814	143,471
Precious metals and other physical commodities	9,433	9,943	17,093
Total trading portfolio assets	123,664	119,756	160,564

Trading portfolio liabilities by product type
Debt instruments
Government bills/bonds	8,131	10,427	14,741
Corporate bonds, municipal bonds, including bonds issued by financial institutions	4,103	4,147	5,479
Investment fund units	409	479	383
Asset-backed securities	3	6	22
of which: mortgage-backed securities	3	5	22
Total debt instruments	12,646	15,060	20,626
Equity instruments	14,843	14,708	13,621
Total trading portfolio liabilities	27,489	29,768	34,247

Note 11  Financial investments available-for-sale

CHF million	30.9.13	30.6.13	31.12.12

Financial investments available-for-sale by product type
Debt instruments
Government bills/bonds	40,959	44,701	47,031
Corporate bonds, municipal bonds, including bonds issued by financial institutions	14,157	12,090	10,940
Investment fund units	343	377	375
Asset-backed securities	6,165	6,448	7,313
of which: mortgage-backed securities	6,165	6,448	7,313
Total debt instruments	61,623	63,616	65,659
Shares	610	659	547
Private equity investments	15	15	24
Total equity instruments	625	673	572
Total financial investments available-for-sale	62,248	64,290	66,230

106

Financial information

Note 12 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and is structured as follows:

a)	Valuation principles
b)	Valuation governance
c)	Valuation techniques
d)	Valuation adjustments
e)	Fair value measurements and classification within the fair value hierarchy
f)	Transfers between Level 1 and Level 2 in the fair value hierarchy
g)	Movements of Level 3 instruments
h)	Valuation of assets and liabilities classified as Level 3
i)	Sensitivity of fair value measurements to changes in unobservable input assumption
j)	Deferred day-1 profit or loss
k)	Financial instruments not measured at fair value

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market as of the measurement date. In measuring fair value, the Group utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market information, if available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data

If available, fair values are determined using quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price times the number of units of the instrument held.

Where the market for a financial instrument or non-financial asset or liability is not active, fair value is established using a valuation technique, including pricing models. Valuation techniques involve the use of estimates, the extent of which depends on the complexity of the instrument and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model, liquidity and credit risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants when forming a price. The limitations inherent in a particular valuation technique are considered in the determination of an asset or liability’s classification within the fair value hierarchy.

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions in an instrument are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid-price within the bid-offer spread.

Generally, the unit of account for a financial instrument is the individual instrument, and UBS applies valuation adjustments at an individual instrument level, consistent with that unit of account. However, if conditions are met, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

For transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. This initial recognition amount may differ from the fair value obtained using the valuation technique. Refer to Note 12j Deferred day-1 profit or loss for more information.

107

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions, but is validated by risk and finance control functions, which are independent of the business divisions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates.

Independent price verification is performed by the finance function to evaluate the business divisions’ pricing input assumptions and modeling approaches. By benchmarking the business’s fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. Fair value measurement models are assessed for their ability to value specific products in the principal markets of the product itself as well as the principal market for the main valuation input parameters to the model.

An independent model review group evaluates UBS’s valuation models on a regular basis, or if established triggers occur, and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business’s estimate of fair value to align with independent market information and accounting standards (refer to Note 12d Valuation adjustments for more information).

c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments, investment property for which available price information requires some degree of modification from directly available prices and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flow, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by estimating the expected future cash flows using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

    Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability-weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry standard yield curve modeling techniques and models. The option pricing model may be implemented using a closed-form analytical formula or other mathematical techniques (e.g., binomial tree or Monte Carlo simulation).

Where available, valuation techniques use market-observable assumptions and inputs. If such information is not available, inputs may be derived by reference to similar assets in active markets, from recent prices for comparable transactions or from other observable market data. When measuring fair value, UBS selects the non-market-observable inputs to be used in its valuation techniques, based on a combination of historical experience, derivation of input levels based on similar products with observable price levels and knowledge of current market conditions and valuation approaches.

For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

    Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation (refer to Note 12h Valuation of assets and liabilities classified as Level 3). The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied.

108

Financial information

Note 12 Fair value measurement (continued)

d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven-valuation uncertainty, trading restrictions and other factors, when such factors would be considered by market participants in measuring fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques. Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

The major classes of valuation adjustments are discussed in further detail below.

Reflection of market bid-offer levels

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-offer spreads used in the calculation of the valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

Reflection of model uncertainty

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, the Group considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of information from market transactions, consensus pricing services and other relevant sources.

Day-1 reserves

Day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments. Refer to Note 12j Deferred day-1 profit or loss for more information.

Counterparty credit risk

In order to measure fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivative instruments, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. CVA is determined for each counterparty considering all exposures to that counterparty and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Own credit risk in the valuations of OTC derivative instruments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA methodology. DVA represents the theoretical cost to counterparties of hedging, or the credit risk reserve that a counterparty could reasonably be expected to hold, against their credit risk exposure to UBS. DVA is determined for each counterparty considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads.

e) Fair value measurements and classification within the fair value hierarchy

The classification in the fair value hierarchy of the Group’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below. The narrative that follows describes the significant valuation inputs and assumptions for each class of assets and liabilities measured at fair value, the valuation techniques, where applicable, used in measuring their fair value, and the factors determining their classification within the fair value hierarchy.

109

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.13				30.6.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	75.9	33.7	4.7	114.2	70.5	33.4	5.9	109.8	91.4	46.4	5.7	143.5
of which:
Government bills/bonds	9.8	5.0	0.0	14.9	9.6	5.3	0.0	15.0	22.2	6.4	0.1	28.7
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.2	16.1	1.3	18.6	1.1	16.0	1.6	18.7	0.8	21.4	1.6	23.9
Loans	0.0	3.2	1.6	4.8	0.0	2.0	2.5	4.5	0.0	4.1	2.0	6.1
Investment fund units	4.5	6.0	0.3	10.7	5.1	6.0	0.2	11.3	2.6	10.2	0.1	12.9
Asset-backed securities	0.0	2.4	1.2	3.5	0.0	2.8	1.2	4.0	3.6	3.4	1.5	8.6
Equity instruments	45.9	0.6	0.2	46.8	40.1	1.0	0.3	41.4	47.6	0.3	0.1	48.0
Financial assets for unit-linked investment contracts	14.5	0.4	0.1	15.0	14.5	0.4	0.1	15.0	14.5	0.4	0.3	15.2

Positive replacement values	3.1	271.9	7.0	282.0	3.2	318.7	9.8	331.7	2.9	408.0	8.1	419.0
of which:
Interest rate contracts	0.0	157.6	1.0	158.6	0.0	190.7	0.8	191.5	0.0	267.3	0.4	267.8
Credit derivative contracts	0.0	20.2	3.4	23.6	0.0	24.2	3.8	28.1	0.0	33.2	3.6	36.9
Foreign exchange contracts	0.3	73.3	1.0	74.6	0.7	82.0	0.9	83.6	0.3	92.7	1.2	94.3
Equity/index contracts	2.3	16.8	1.6	20.7	1.8	15.0	4.3	21.1	2.2	10.9	2.9	15.9
Commodities contracts	0.0	4.0	0.0	4.0	0.0	6.7	0.0	6.7	0.1	3.8	0.0	3.8

Financial assets designated at fair value	0.1	5.6	5.4	11.1	0.1	3.3	7.6	11.1	0.1	4.1	4.9	9.1
of which:
Loans (including structured loans)	0.0	3.6	1.0	4.5	0.0	1.2	3.0	4.2	0.0	1.4	1.4	2.8
Structured reverse repurchase and securities borrowing agreements	0.0	1.6	4.3	5.9	0.0	1.7	4.4	6.1	0.0	2.2	3.3	5.5
Other	0.1	0.5	0.2	0.7	0.1	0.5	0.2	0.8	0.1	0.5	0.2	0.8

Financial investments available-for-sale	42.4	18.9	0.9	62.2	45.8	17.5	1.0	64.3	48.5	16.9	0.7	66.2
of which:
Government bills/bonds	39.8	1.2	0.0	41.0	43.9	0.8	0.0	44.7	46.4	0.6	0.0	47.0
Corporate bonds, municipal bonds, including bonds issued by financial institutions	2.5	11.5	0.1	14.2	1.8	10.2	0.1	12.1	2.1	8.8	0.1	10.9
Investment fund units	0.0	0.0	0.3	0.3	0.0	0.0	0.3	0.4	0.0	0.1	0.2	0.4
Asset-backed securities	0.0	6.2	0.0	6.2	0.0	6.4	0.0	6.4	0.0	7.3	0.0	7.3
Equity instruments	0.1	0.0	0.5	0.6	0.1	0.0	0.5	0.7	0.1	0.0	0.4	0.6

Non-financial assets
Investment properties at fair value	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.1	0.1
Precious metals and other physical commodities	9.5	0.0	0.0	9.5	10.0	0.0	0.0	10.0	17.1	0.0	0.0	17.1

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.1	0.2	0.0	0.1	0.1	0.1	0.0	0.0	0.1	0.1
Total assets	130.9	330.2	18.2	479.3	129.5	373.1	24.5	527.1	160.0	475.4	19.6	655.1

110

Financial information

Note 12 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	30.9.13				30.6.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	22.8	4.5	0.2	27.5	25.2	4.4	0.2	29.8	28.6	5.4	0.2	34.2
of which:
Government bills/bonds	7.6	0.5	0.0	8.1	9.9	0.5	0.0	10.4	14.1	0.6	0.0	14.7
Corporate bonds, municipal bonds, including bonds issued by financial institutions	0.3	3.7	0.1	4.1	0.5	3.6	0.1	4.2	0.9	4.5	0.1	5.5
Investment fund units	0.4	0.0	0.0	0.4	0.3	0.1	0.0	0.5	0.1	0.2	0.0	0.4
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	14.5	0.3	0.0	14.8	14.5	0.2	0.0	14.7	13.5	0.1	0.0	13.6

Negative replacement values[4]	2.1	260.4	5.3	267.8	3.0	305.7	5.8	314.5	2.9	385.9	6.5	395.3
of which:
Interest rate contracts	0.0	139.4	0.5	139.9	0.0	167.8	0.7	168.5	0.0	241.1	0.4	241.5
Credit derivative contracts	0.0	20.0	2.2	22.3	0.0	23.3	2.5	25.9	0.0	31.1	3.3	34.4
Foreign exchange contracts	0.3	79.7	0.9	80.9	0.7	90.5	0.9	92.1	0.3	96.8	1.5	98.5
Equity/index contracts	1.4	17.3	1.7	20.5	1.6	17.7	1.7	21.0	2.2	12.9	1.3	16.4
Commodities contracts	0.0	3.8	0.0	3.8	0.0	6.3	0.0	6.3	0.1	3.9	0.0	4.0

Financial liabilities designated at fair value	1.1	58.2	12.6	72.0	1.0	61.1	13.3	75.4	0.0	77.2	14.7	91.9
of which:
Non-structured fixed-rate bonds	0.0	3.0	0.8	3.8	0.0	3.1	0.8	3.9	0.0	4.2	0.8	5.0
Structured debt instruments issued	1.1	48.2	8.0	57.4	1.0	51.2	8.4	60.6	0.0	57.4	10.0	67.4
Structured over-the-counter debt instruments	0.0	6.8	2.2	9.0	0.0	6.7	2.5	9.2	0.0	15.5	2.2	17.7
Structured repurchase agreements	0.0	0.1	1.6	1.7	0.0	0.0	1.6	1.6	0.0	0.0	1.7	1.7
Loan commitments	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.2	0.0	0.2

Other liabilities – amounts due under unit-linked investment contracts	0.0	15.3	0.0	15.3	0.0	15.4	0.0	15.4	0.0	15.3	0.0	15.3
Total liabilities	26.0	338.5	18.1	382.7	29.2	386.6	19.3	435.1	31.5	483.8	21.4	536.7

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 30 September 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 30 June 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.5 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. In the second quarter 2013, comparative period figures for bifurcated embedded derivatives were restated. On a restated basis, as of 31 December 2012, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.    4  Includes a life-to-date debit valuation adjustment gain on derivatives of CHF 343 million as of 30 September 2013 (30 June 2013: CHF 423 million, 31 December 2012: CHF 384 million).

Financial assets and liabilities held for trading, financial assets designated at fair value and financial investments available-for-sale

Government bills and bonds

Government bills and bonds include fixed-rate, floating rate and inflation-linked bills and bonds issued by sovereign governments, as well as interest and principal strips based on these bonds. Such instruments are generally traded in active markets and prices can be obtained directly from these markets, resulting in classification as Level 1, while the majority of the remaining positions are classified as Level 2. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments converted into yield curves. These yield curves are used to project future index levels, and to discount expected future cash flows. The main inputs to valuation techniques for these instruments are bond prices and inputs to estimate the future index levels for floating or inflation index-linked instruments. Instruments classified as Level 3 are limited and are generally classified as such due to the requirement to extrapolate yield curve inputs outside the range of active market trading.

Corporate and agency bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Agency bonds are issued by government-backed agencies. While most instruments are standard

111

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

fixed or floating rate securities, some may have more complex coupon or embedded option features. Corporate and agency bonds are generally valued using prices obtained directly from the market. In cases where no directly comparable price is available, instruments may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS information for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because, although market data is readily available, there is often insufficient third-party trading transaction data to justify an active market and corresponding Level 1 classification. Agency bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based on price levels for similar issuers adjusted for relative tenor and issuer quality.

Convertible bonds are generally valued using prices obtained directly from market sources. In cases where no directly comparable price is available, issuances may be priced using a convertible bond model, which values the embedded equity option and debt components and discounts these amounts using a curve that incorporates the credit spread of the issuer. Although market data is readily available, convertible bonds are typically classified as Level 2 because there is insufficient third-party trading transaction data to justify a Level 1 classification.

Traded loans and loans designated at fair value

Traded loans and loans designated at fair value are valued directly using market prices that reflect recent transactions or quoted dealer prices where available. For illiquid loans where no market price information is available, alternative valuation techniques are used, which include relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity. The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. The market for these instruments is not actively traded and even though price information is available it may not be directly observable, and therefore corporate loans typically do not meet Level 1 classification. Instruments with suitably deep and liquid price information available will be classified as Level 2, while any positions requiring the use of valuation techniques or for which the price sources have insufficient trading depth are classified as Level 3. Recently originated commercial real estate loans which are classified as Level 3 are measured using a securitization approach based on rating agency guidelines. Future profit and loss from the securitization is not recognized, but overall spread moves are captured in the loan valuation.

Included within loans are various contingent lending transactions, for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools, and contingencies are derived from a range relative to the actuarially expected amount. In addition, the pricing technique uses volatility of mortality as an input.

Investment fund units

Investment fund units are predominantly exchange traded, with quoted prices in liquid markets readily available. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available and which are not redeemable at the measurement date or in the near future are classified as Level 3.

Asset-backed securities

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), other asset-backed securities (ABS) and collateralized debt obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments issued through the process of securitization of underlying interest bearing assets. The underlying collateral for RMBS is residential mortgages; for CMBS, commercial mortgages; for ABS, other assets such as credit card, car or student loans and leases; and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not actively traded and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade or quote information may be obtained periodically for the instrument held, and the valuation process will use this trade price information, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price information for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows thus estimated are then converted into the securities’ projected performance under such conditions based on the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity

112

Financial information

Note 12 Fair value measurement (continued)

profiles. Inputs to discounted expected cash flow techniques include asset prepayment rates, discount margin or discount yields, asset default rates and asset loss on default severity, which may in turn be estimated using more fundamental loan and economic drivers such as, but not limited to, loan-to-value information, house price appreciation, foreclosure costs, rental income levels, void periods and employment rates. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental information is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

Equity instruments

The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in their classification as Level 1. Units held in hedge funds are also classified as equity instruments. Fair value for these units is measured based on their published NAV, taking into account any restrictions imposed upon the redemption. These units are classified as Level 2, except for positions where published NAV is not available and which are not redeemable at the measurement date or in the near future, which are classified as Level 3.

Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are periodically revalued to the extent reliable evidence of price movements becomes available or the position is deemed to be impaired.

Financial assets underlying unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements

Structured repurchase agreements designated at fair value are measured using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation cannot be observed in the market. As a result, these positions are mostly classified as Level 3.

Replacement values

Collateralized and uncollateralized instruments

The curves used for discounting expected cash flows in the valuation of collateralized derivatives reflect the funding terms associated with the relevant collateral arrangement for the instrument being valued. These collateral arrangements differ across counterparties with respect to the eligible currency and interest terms of the collateral. The majority of collateralized derivatives are measured using a discount curve that is based on funding rates derived from overnight interest in the cheapest eligible currency for the respective counterparty collateral agreement.

Uncollateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in Note 12d Valuation adjustments, the fair value of uncollateralized derivatives is adjusted using CVA and DVA processes to reflect an estimation of the impact of counterparty credit and UBS own credit risk on the fair value of assets and liabilities.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross-currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs for yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

    Interest rate option contracts include caps and floors, swaptions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlation. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2, as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs for yield curve models as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which appropriate volatility or correlation input levels cannot be implied from observable market

113

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

data are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

    Interest rate swap and option contracts are classified as Level 3 when the maturity of the contract exceeds the term for which standard market quotes are observable for a significant input parameter. Such positions are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to represent a suitable proxy for that portion of the term.

Credit derivative contracts

Credit derivative contracts based on a single credit name include credit default swaps (CDS) based on corporate and sovereign single names, CDS on loans and certain total return swaps (TRS). These contracts are valued by estimating future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models and a discount rate that reflects the appropriate funding rate for that portion of the portfolio. TRS and certain single-name CDS contracts for which a derivative-based credit spread is not directly available are valued using a credit spread derived from the price of the cash bond that is referenced in the credit derivative, adjusted for any funding differences between the cash and synthetic product. Loan CDS for which a credit spread cannot be observed directly may be valued, where possible, using the corporate debt curve for the entity, adjusted for differences between loan and debt default definitions and recovery rate assumptions. Inputs to the valuation models used to value single-name and loan CDS include single-name credit spreads and upfront pricing points, recovery rates and funding curves. In addition, corporate bond prices are used as inputs to the valuation model for TRS and certain single-name or loan CDS as described. Many single-name credit default swaps are classified as Level 2 because the credit spreads and recovery rates used to value these contracts are actively traded and observable market data is available. Where the underlying reference name is not actively traded, these contracts are classified as Level 3.

    Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single-name CDS and includes an estimation of future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single-name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a portfolio of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data, and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market information, the position is classified as Level 3; this relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3, as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as “off the run” indices, due to the lack of any active market for the index credit spread.

Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as “pay-as-you-go” or “PAYG CDS”) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate, etc.) and those used to capture the funding basis differential between cash and synthetic form. The classification of PAYG CDS and these TRS follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

Foreign exchange (FX) contracts

Open spot FX contracts are valued using the FX spot rate observed in the market. Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources. As the markets for both FX spot and FX forward pricing points are both actively traded and observable, FX contracts are generally classified as Level 2.

    OTC FX option contracts include standard call and put options, options with multiple exercise dates, path-dependent options,

114

Financial information

Note 12 Fair value measurement (continued)

options with averaging features, options with discontinuous pay-off characteristics and options on a number of underlying FX rates. OTC FX option contracts are valued using market standard option valuation models. The models used for shorter-dated options (i.e., maturities of five years or less) tend to be different than those used for longer-dated options because the models needed for longer-dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency. Inputs to the option valuation models include spot FX rates, FX forward points, FX volatilities, interest rate yield curves, interest rate volatilities and correlations. The inputs for volatility and correlation are implied through the calibration of observed prices for standard option contracts trading within the market.

As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of OTC FX option contracts are classified as Level 2. OTC FX option contracts classified as Level 3 include long-dated FX exotic option contracts for which there is no active market from which to derive volatility or correlation inputs. The inputs used to value these OTC FX option contracts are calculated using consensus pricing services without an underlying principal market, historic asset prices or by extrapolation.

Balance guaranteed swaps (BGS) are interest rate or currency swaps that have a notional schedule based on a securitization vehicle, requiring the valuation to incorporate an adjustment for the unknown future variability of the notional schedule. Inputs to value BGS are those used to value the standard market risk on the swap and those used to estimate the notional schedule of the underlying securitization pool (i.e., prepayment, default and interest rates). BGS are classified as Level 3, as the correlation between unscheduled notional changes and the underlying market risk of the BGS does not have an active market and cannot be observed.

Equity/index contracts

Equity/index contracts include equity forward contracts and equity option contracts. Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2. Positions classified as Level 3 have no market information available for the instrument maturity and are valued by some form of extrapolation of available data, use of historic dividend information, or use of data for a related equity.

    Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates; option contracts for which the payoff is based on the relative or average performance of components of a basket; option contracts with discontinuous payoff profiles; path-dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e., dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data, historic dividend, correlation or volatility information, or the equivalent data for a related equity.

UBS’s option to acquire the equity of the SNB StabFund is also included within equity/index contracts. The fair value of this option is principally driven by the fund’s net asset value (NAV).

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured using market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability-weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available.

Investment properties

Investment properties consist of various real estate holdings. Valuations are based on recognized valuation techniques, including the relative value of market comparables. As properties have unique location and physical characteristics, valuations generally incorporate significant unobservable estimates to reflect those factors. Thus, investment property is classified as Level 3.

115

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Financial liabilities designated at fair value

Structured debt instruments issued

Structured debt instruments issued are comprised of medium term notes (MTN), which are held at fair value under the fair value option. These MTN are tailored specifically to the holder’s risk or investment appetite with structured coupons or payoffs. The risk management and the valuation approaches for these MTN are closely aligned to the equivalent derivatives business and the underlying risk, and the valuation techniques used for this component are the same as the relevant valuation techniques described above. For example, equity-linked notes should be referenced to equity/index contracts in the replacement value section and credit-linked notes should be referenced to credit derivative contacts.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of the fair value option liability also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS paper and the levels at which UBS MTN are currently issued. The FTP curve is used by UBS to value uncollateralized funding transactions designated at fair value and is considered to be representative of UBS credit risk, reflecting the premium that market participants require to purchase UBS MTN. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

    The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 30 September 2013, 30 June 2013 and 30 September 2012, respectively, are summarized in the table below.

    Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of two components: (1) changes in fair value that are attributable to the change in UBS’s credit spreads during the period, and (2) the effect of volume changes, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in interest rates and changes in the value of referenced instruments issued by third parties. Own credit amounts are also impacted by foreign currency movements.

Other Liabilities – amounts due under unit-linked contracts

Refer to Financial assets for unit-linked investments above. The associated financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are referenced to instruments which are and are therefore classified as Level 2.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12
Gain/(loss) for the period ended	(147)	138	(863)	(189)	(1,788)
Life-to-date gain/(loss)	(482)	(339)	132

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

Assets totaling approximately CHF 1.3 billion, which were mainly comprised of financial assets held for trading and financial investments available-for-sale, and liabilities totaling approximately CHF 0.4 billion were transferred from Level 2 to Level 1 during the third quarter of 2013, generally due to increased levels of trading activity observed within the market.

    Assets totaling approximately CHF 1.2 billion, which were mainly comprised of financial assets held for trading and financial investments available-for-sale, and liabilities totaling approximately CHF 0.7 billion, which were primarily comprised of negative replacement values, were transferred from Level 1 to Level 2 during the third quarter of 2013, generally due to diminished levels of trading activity observed within the market.

116

Financial information

Note 12 Fair value measurement (continued)

g) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the quarterly reporting period.

As of 30 September 2013, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) mainly comprised the following:

–	structured debt instruments issued (equity- and credit-linked);
–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts; and
–	structured over-the-counter debt instruments.

Significant movements in Level 3 instruments during the quarter ended 30 September 2013 were as follows:

Financial assets held for trading

Financial assets held for trading decreased from CHF 5.9 billion to CHF 4.7 billion. Sales of CHF 1.6 billion were more than offset by issuances of CHF 1.0 billion and purchases of CHF 0.7 billion, all of which were mainly comprised of traded loans. Transfers into and out of Level 3 during the period amounted to CHF 0.3 billion and CHF 1.2 billion, respectively. Transfers into Level 3 were mainly comprised of mortgage-backed securities and corporate bonds. Transfers out of Level 3 were mainly comprised of corporate bonds and loans due to improved observability of credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased from CHF 7.6 billion to CHF 5.4 billion, mainly due to transfers out of Level 3 totaling CHF 2.1 billion, primarily comprised of structured loans which were issued during the first quarter of 2013 related to a large private transaction in the Investment Bank. Issuances amounted to CHF 1.3 billion and were mainly comprised of structured loans and structured reverse repurchase and securities borrowing agreements. These increases were mostly offset by settlements of CHF 0.9 billion, of which CHF 0.5 billion related to structured reverse repurchase and securities borrowing agreements.

Positive replacement values

Positive replacement values decreased from CHF 9.8 billion to CHF 7.0 billion, primarily due to transfers out of Level 3 totaling CHF 3.3 billion. Transfers out included UBS’s option to acquire the equity of the SNB StabFund, which was transferred from Level 3 to Level 2, as during the third quarter the SNB StabFund sold the majority of the remaining Level 3 assets held within the fund. The net asset value (NAV) of the StabFund was the only material Level 3 input into UBS’s valuation of the option as of 30 June 2013. As a result of the asset sales in the third quarter, the NAV of the fund as of 30 September 2013 no longer contained material Level 3 components, and therefore the option value was transferred out of Level 3.

Issuances and settlements amounted to CHF 0.7 billion and CHF 0.5 billion, respectively, and were primarily comprised of credit derivative contracts. Transfers into Level 3 amounted to CHF 0.7 billion and resulted from both changes in the availability of observable inputs for credit spread and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Negative replacement values

Negative replacement values decreased from CHF 5.8 billion to CHF 5.3 billion. Issuances and settlements amounted to CHF 0.7 billion and CHF 0.6 billion, respectively, and were primarily comprised of credit derivative contracts. Transfers into and out of Level 3 amounted to CHF 0.4 billion and CHF 0.8 billion, respectively, and were primarily comprised of credit derivative and equity/index contracts resulting from changes in the availability of observable inputs for credit spreads and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased from CHF 13.3 billion to CHF 12.6 billion. Issuances of CHF 1.4 billion, which were primarily comprised of structured repurchase agreements and equity-linked structured debt instruments issued, were mostly offset by settlements of CHF 1.2 billion, mainly comprised of equity- and credit-linked structured debt instruments issued. Transfers into and out of Level 3 amounted to CHF 0.7 billion and CHF 1.1 billion, respectively. Transfers into Level 3 were mainly comprised of credit- and rates-linked structured debt instruments issued, primarily resulting from reduced observability of volatility inputs and credit and rates correlations used to determine the fair value of the embedded options in these structures. Transfers out of Level 3 included equity- and credit-linked structured debt instruments issued, structured over-the-counter debt instruments and non-structured fixed-rate bonds and resulted from improved observability of credit spread and equity volatility inputs.

117

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Movements of Level 3 instruments
			Total gains/losses included in the income statement
CHF billion	Balance as of 31 December 2012	Balance as of 31 March 2013	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Other	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation

Financial assets held for trading[1]	5.7	5.7	(0.5)	(0.4)	0.0	0.0	0.4	(2.2)	1.7	0.0	1.5	(0.7)	(0.1)
of which:
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.6	1.6	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.3	(0.2)	0.0
Loans	2.0	2.3	(0.2)	(0.1)	0.0	0.0	0.1	(1.8)	1.7	0.0	0.3	0.0	0.0
Asset-backed securities	1.5	1.4	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.0	0.5	(0.4)	0.0
Other	0.6	0.4	(0.3)	(0.2)	0.0	0.0	0.1	0.0	0.0	0.0	0.4	0.0	0.0

Financial assets designated at fair value	4.9	8.1	0.3	0.9	0.0	0.0	0.0	0.0	0.3	(0.8)	0.0	(0.3)	0.0
of which:
Loans (including structured loans)	1.4	3.5	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	(0.2)	0.0
Structured reverse repurchase and securities borrowing agreements	3.3	4.3	0.6	1.1	0.0	0.0	0.0	0.0	0.2	(0.5)	0.0	(0.1)	0.0
Other	0.2	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Positive replacement values	8.1	9.4	0.5	0.5	0.0	0.0	0.0	(0.1)	1.2	(1.7)	0.9	(0.3)	(0.1)
of which:
Credit derivative contracts	3.6	4.3	0.3	0.4	0.0	0.0	0.0	0.0	0.5	(1.6)	0.5	(0.3)	0.0
Foreign exchange contracts	1.2	1.1	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)
Equity/index contracts	2.9	3.5	0.3	0.3	0.0	0.0	0.0	(0.1)	0.4	0.0	0.2	0.0	0.0
Other	0.4	0.4	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.4	(0.1)	0.2	0.0	0.0

Negative replacement values	6.5	6.4	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.3	(1.1)	0.8	(0.3)	(0.1)
of which:
Credit derivative contracts	3.3	3.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.9)	0.7	(0.2)	0.0
Foreign exchange contracts	1.5	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	(0.1)
Equity/index contracts	1.3	1.6	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.2)	0.1	0.0	0.0
Other	0.4	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial liabilities designated at fair value	14.7	13.9	(0.4)	(0.4)	(0.1)	(0.1)	0.0	0.0	1.3	(1.9)	1.2	(0.6)	(0.1)
of which:
Non-structured fixed-rate bonds	0.8	0.5	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.4	0.0	0.3	0.0	0.0
Structured debt instruments issued	10.0	8.7	0.4	0.4	(0.1)	(0.1)	0.0	0.0	0.6	(1.2)	0.7	(0.5)	(0.1)
Structured over-the-counter debt instruments	2.2	2.7	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.3	(0.5)	0.3	0.0	0.0
Structured repurchase agreements	1.7	2.0	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0
1 Includes assets pledged as collateral which may be sold or repledged by counterparties.    2 Total Level 3 assets as of 30 September 2013 were CHF 18.2 billion (30 June 2013: CHF 24.5 billion, 31 December 2012: CHF 19.6 billion). Total Level 3 liabilities as of 30 September 2013 were CHF 18.1 billion (30 June 2013: CHF 19.3 billion, 31 December 2012: CHF 21.4 billion).

118

Financial information

	Total gains/losses included in the income statement
Balance as of 30 June 2013	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Other	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2013[2]

5.9	(0.5)	(0.5)	0.0	0.0	0.7	(1.6)	1.0	0.0	0.3	(1.2)	(0.1)	4.7

1.6	(0.1)	(0.1)	0.0	0.0	0.2	(0.2)	0.0	0.0	0.1	(0.3)	0.0	1.3
2.5	(0.4)	(0.5)	0.0	0.0	0.4	(1.1)	1.0	0.0	0.0	(0.8)	0.0	1.6

1.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	1.2
0.7	0.0	0.0	0.0	0.0	0.2	(0.2)	0.0	0.0	0.1	0.0	0.0	0.7

7.6	(0.4)	(0.3)	0.0	0.0	0.0	0.0	1.3	(0.9)	0.0	(2.1)	(0.1)	5.4

3.0	(0.2)	(0.3)	0.0	0.0	0.0	0.0	0.6	(0.3)	0.0	(2.1)	0.0	1.0

4.4	(0.3)	0.0	0.0	0.0	0.0	0.0	0.8	(0.5)	0.0	0.0	(0.1)	4.3
0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.2

9.8	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.7	(0.5)	0.7	(3.3)	(0.1)	7.0

3.8	(0.4)	(0.4)	0.0	0.0	0.0	0.0	0.6	(0.5)	0.4	(0.4)	(0.1)	3.4

0.9	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	1.0

4.3	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1	(2.9)	0.0	1.6
0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	1.0

5.8	0.1	0.1	0.0	0.0	0.0	0.0	0.7	(0.6)	0.4	(0.8)	(0.2)	5.3

2.5	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.5	(0.5)	0.3	(0.3)	(0.1)	2.2

0.9	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9

1.7	0.2	0.2	0.0	0.0	0.0	0.0	0.2	(0.1)	0.0	(0.3)	0.0	1.7
0.7	0.0	(0.1)	0.0	0.0	0.0	0.0	0.1	0.0	0.0	(0.2)	(0.1)	0.5

13.3	(0.2)	(0.2)	(0.2)	(0.2)	0.0	0.0	1.4	(1.2)	0.7	(1.1)	(0.1)	12.6

0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	(0.2)	0.0	0.8

8.4	0.4	0.4	(0.2)	(0.1)	0.0	0.0	0.4	(1.0)	0.6	(0.7)	0.0	8.0

2.5	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.2	(0.1)	0.1	(0.3)	(0.1)	2.2

1.6	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.6	(0.1)	0.0	(0.1)	0.0	1.6

119

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

h) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents the Group’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value as of 30.9.13				Range of inputs
CHF billion	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	unit	[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Government bills/bonds	0.1	0.0	Relative value to market comparable	Bond price equivalent	7	105	points
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.4	0.1	Relative value to market comparable	Bond price equivalent	0	160	points
Traded loans, loans designated at fair value and loan commitments	2.7	0.0	Relative value to market comparable	Loan price equivalent	0	103	points
			Discounted expected cash flows	Credit spread	2	529	basis points
			Market comparable and securitization model	Discount margin/spread	1	15	%
			Mortality dependent cash flow	Volatility of mortality	21	108	%
Investment fund units[2]	0.6	0.0	Discounted cash flow projection	Discount rate
Asset-backed securities	1.2	0.0	Discounted cash flow projection	Constant prepayment rate	0	16	%
				Constant default rate	0	8	%
				Loss severity	26	100	%
				Discount margin/spread	1	19	%
			Relative value to market comparable	Bond price equivalent	0	100	points
Equity instruments[2]	0.7	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	4.3	1.6	Discounted expected cash flows	Funding spread	10	163	basis points
Financial assets for unit-linked investment contracts[2]	0.1		Relative value to market comparable	Price
Structured debt instruments[3]		10.2

120

Financial information

Note 12 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value as of 30.9.13				Range of inputs
CHF billion	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s)[1] low		high	unit	[1]
Replacement values
Interest rate contracts	1.0	0.5	Option model	Volatility of interest rates	10	120	%
				Rate to rate correlation	0	99	%
				Intra-curve correlation	49	94	%
Credit derivative contracts	3.4	2.2	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	1,253	basis points
				Upfront price points	(10)	61	%
				Recovery rates	0	95	%
				Credit index correlation	30	90	%
				Credit pair correlation	10	92	%
			Discounted cash flow projection on underlying bond	Constant prepayment rate	1	23	%
				Constant default rate	1	15	%
				Loss severity	37	100	%
				Discount margin/spread	0	15	%
			Relative value to market comparable	Bond price equivalent	1	100	points
				Discount margin/spread	1	39	%
Foreign exchange contracts	1.0	0.9	Option model	Volatility of foreign exchange	5	23	%
				Rate to FX correlation	(71)	60	%
				FX to FX correlation	(78)	80	%
			Discounted expected cash flows	Constant prepayment rate	0	10	%
Equity/index contracts	1.6	1.7	Expected cash flow with forward price and Option model	Equity dividend yields	0	9	%
			Option model	Volatility of equity stocks, equity and other indices	1	92	%
				Equity – FX correlation	(59)	91	%
				Equity to equity correlation	14	100	%
Non-financial assets2, [4]	0.1		Relative value to market comparable	Price
			Discounted cash flow projection	Projection of cost and income related to the particular property
				Discount rate
				Assessment of the particular property’s condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par; for example, 100 points would be 100% of par.     2 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    3 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    4 Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

121

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

Within the government bonds price range of 7–105 points, the lower end of the price range at 7 points is caused by defaulted emerging market sovereign positions that are valued using a range of 7–59 points. The government bond portfolio is split between these positions and the remainder, which price at par or greater.

For corporate and municipal bonds, the range of 0–160 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or “par” relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 88 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–100 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 75% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 87 points.

For credit derivatives, the bond price range of 1–100 points disclosed within credit derivatives represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 0–103 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 103 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The portfolio is distributed at both the very low end and the very high end of the disclosed range with a weighted average of approximately 97 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either U.S. Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depend on the nature and direction of the positions held. Credit spreads may be negative where the asset is more credit-worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 2–529 basis points in loans and 0–1253 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g. approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk. The majority of the fair value of the credit derivatives portfolio reflects the lower end of this range. For loans, the portfolio is distributed at both the very low end and very high end of this range.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase (decrease) in this unobservable input in isolation would result in a significantly higher (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–16% represents inputs across various classes of asset-backed securities. Securities

122

Financial information

Note 12 Fair value measurement (continued)

with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 16% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 4%.

    For credit derivatives, the range of 1–23% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

    For FX contracts, the range of 0–10% represents the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset-backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase (decrease) in this unobservable input in isolation would result in significantly lower (higher) cash flows for the deal (and thus lower (higher) valuations); however, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well-protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The ranges of 0–8% for asset-backed securities and 1–15% for credit derivatives represent the expected default percentage across the individual instruments’ underlying collateral pools. For asset-backed securities, the weighted average CDR is 3%.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decrease in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease (increase) in the loss severity in isolation would result in significantly higher (lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. The range of 26–100% for asset-backed securities represents the different quality and nature of collateral within the asset-backed securities portfolio. The weighted average loss severity is 69%. For credit derivatives, the loss severity range of 37–100% applies to derivatives on asset-backed securities and is broadly similar to the range for cash positions held. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g. LIBOR) to discount expected cash flows. Generally, a decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

The different ranges represent the different discount rates across loans (1–15%), asset-backed securities (1–19%) and credit derivatives (0–15% and 1–39%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 4%. For loans, the average effective DM is 1.9% compared with the disclosed range of 1–15%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price, is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–9% reflects the expected range of dividend rates for the portfolio.

123

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as “implied” volatility). A key feature of implied volatility is the volatility “smile” or “skew”, which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 10–120% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of foreign exchange – the range of 5–23% reflects differences across various FX rates.
–	Volatility of equity stocks, equity and other indices – the range of 1–92% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 21–108% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between –100% and +100% where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and –100% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 0–99% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 49–94%.
–

Credit index correlation of 30–90% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–

Credit pair correlation is particularly important for FTD credit structures. The range of 10–92% reflects the difference between credits with low correlation and credits in similar organizational structures.

–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates; the range for the portfolio is (71)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (so for example, EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (78)–80% reflects the underlying characteristics across the main FX pairs to which the Group has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 14–100% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different to the currency of the underlying stock. The range of (59)–91% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where the Group can fund itself on an unsecured basis, but provide an estimate of where the Group can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments within financial liabilities designated at fair value has an exposure to funding spreads that is longer in duration than the actively traded market.

124

Financial information

Note 12 Fair value measurement (continued)

Such positions are at the high end of the range of 10-163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of the Group of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of (10)–61% within the table above represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of (10)% reflect an instrument that is trading with a tighter credit spread than the underlying quotation instrument, while upfront points of 61% represent a distressed credit.

i) Sensitivity of fair value measurements to changes in unobservable input assumption

The table on the following page summarizes those financial assets and financial liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 30 September 2013, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 1.3 billion and CHF 1.2 billion, respectively (30 June 2013: CHF 1.5 billion and CHF 1.3 billion, respectively; 31 December 2012: CHF 1.8 billion and CHF 1.4 billion, respectively). In the table on the following page, the significant change in sensitivity within Equity/Index derivative contracts from 30 June 2013 to 30 September 2013 resulted from the transfer of UBS’s option to acquire the equity of the SNB StabFund from Level 3 to Level 2 during the quarter.

The table shown presents the favorable and unfavorable effects for each class of financial assets and financial liabilities for which the potential change in fair value is considered significant. The sensitivity information presented represents an estimation of valuation uncertainty based on reasonably possible alternate values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and financial liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g. between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity information is estimated using a number of techniques including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity information is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related hedges. Aggregation without allowing for diversification involves the simple summation of individual results. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. Therefore, the total sensitivity represents the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in valuation. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis. The main interdependencies across different products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. The sensitivity information therefore incorporates the effect of offsetting and hedge relationships across product types.

125

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.13		30.6.13		31.12.12
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]
Government bills/bonds	16	(7)	27	(7)	29	(2)
Corporate bonds, municipal bonds, including bonds issued by financial institutions	53	(94)	77	(78)	102	(70)
Traded loans, loans designated at fair value and loan commitments	174	(83)	209	(66)	204	(40)
Asset-backed securities	58	(53)	64	(58)	74	(48)
Equity instruments	165	(109)	146	(110)	151	(76)
Interest rate derivative contracts, net	158	(128)	97	(92)	27	(30)
Credit derivative contracts, net	379	(384)	438	(438)	577	(556)
Foreign exchange derivative contracts, net	56	(55)	70	(50)	89	(94)
Equity/index derivative contracts, net	28	(30)	170	(144)	272	(272)
Structured debt instruments issued	202	(193)	177	(170)	219	(151)

1 Of the total favorable change, CHF 217 million as of 30 September 2013 (30 June 2013: CHF 191 million, 31 December 2012: CHF 163 million) related to instruments for which valuation changes are recognized in Other comprehensive income (OCI). Of the total unfavorable change, CHF 193 million as of 30 September 2013 (30 June 2013: CHF 136 million, 31 December 2012: CHF 124 million) related to instruments for which valuation changes are recognized in OCI.

j) Deferred day-1 profit or loss

As explained above, for new transactions resulting in a financial instrument classified as Level 3, the financial instrument is initially recognized at the transaction price. This initial amount may differ from the fair value obtained using the valuation technique and any such difference is deferred from recognition in the income statement, and referred to as deferred day-1 profit or loss. The table below reflects the activity in deferred day-1 profit or loss for these financial instruments, including the aggregate difference yet to be recognized in the income statement at the beginning and end of the reporting period and a reconciliation of changes during the reporting period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	30.9.13	30.6.13	30.9.12
Balance at the beginning of the period	512	483	508
Deferred profit/(loss) on new transactions	71	140	34
Recognized (profit)/loss in the income statement	(69)	(94)	(103)
Foreign currency translation	(20)	(16)	(5)
Balance at the end of the period	494	512	434

126

Financial information

Note 12 Fair value measurement (continued)

k) Financial instruments not measured at fair value

The following table reflects the estimated fair values for UBS’s financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.13		30.6.13		31.12.12
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	79.0	79.0	80.5	80.5	66.4	66.4
Due from banks	20.2	20.2	20.1	20.1	21.2	21.2
Cash collateral on securities borrowed	34.0	34.0	37.1	37.1	37.4	37.4
Reverse repurchase agreements	81.1	81.1	100.2	100.2	130.9	131.1
Cash collateral receivables on derivative instruments	25.4	25.4	31.6	31.6	30.4	30.4
Loans	289.9	291.8	291.4	292.6	279.9	282.9
Accrued income, other assets	13.0	13.0	13.8	13.8	12.2	12.2
Liabilities
Due to banks	15.1	15.1	18.0	18.0	23.0	23.1
Cash collateral on securities lent	8.7	8.7	8.3	8.3	9.2	9.2
Repurchase agreements	19.4	19.4	23.3	23.2	38.6	38.6
Cash collateral payables on derivative instruments	53.6	53.6	59.2	59.2	71.1	71.1
Due to customers	385.0	385.0	377.8	377.8	373.5	373.5
Debt issued	84.1	86.7	102.0	103.1	104.7	107.7
Accrued expenses, other liabilities	41.3	41.3	46.5	46.5	44.8	44.8
Guarantees/Loan commitments
Guarantees[1]	0.1	(0.1)	0.1	(0.1)	0.1	(0.1)
Loan commitments[2]	0.0	0.2	0.0	0.1	0.0	0.3

1 The carrying value of guarantees represented a liability of CHF 0.1 billion as of 30 September 2013 (30 June 2013: CHF 0.1 billion; 31 December 2012: CHF 0.1 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 30 September 2013 (30 June 2013: CHF 0.1 billion; 31 December 2012: CHF 0.1 billion).    2 The carrying value of loan commitments represented a liability of CHF 0.0 billion as of 30 September 2013 (30 June 2013: CHF 0.0 billion; 31 December 2012: CHF 0.0 billion). The estimated fair value of loan commitments represented a liability of CHF 0.2 billion as of 30 September 2013 (30 June 2013: CHF 0.1 billion; 31 December 2012: CHF 0.3 billion).

127

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

The fair values included in the table on the previous page were calculated for disclosure purposes only. The fair value valuation techniques and assumptions described below relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments not measured at fair value:

–	For financial instruments with remaining maturities greater than three months, the fair value was determined from quoted market prices, if available.
–

Where quoted market prices were not available, the fair values were estimated by discounting contractual cash flows using current market interest rates or appropriate yield curves for instruments with similar credit risk and maturity. These estimates generally include adjustments for counterparty credit or UBS’s own credit.

–	For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments not measured at fair value have remaining maturities of three months or less as of 30 September 2013: 100% of cash and balances with central banks; 89% of amounts due from banks; 100% of cash collateral on securities borrowed; 85% of reverse repurchase agreements; 100% of cash collateral receivables on derivatives; 54% of loans; 86% of amounts due to banks; 97% of cash collateral on securities lent; 97% of repurchase agreements; 100% of cash collateral payable on derivatives; 98% of amount due to customers; and 19% of debt issued.

–

The fair value of variable interest-bearing financial instruments accounted for at amortized cost is assumed to be approximated by their carrying amounts, which are net of credit loss allowances, and does not reflect fair value changes in the credit quality of counterparties or UBS’s own credit movements.

–

The fair value estimates for repurchase and reverse repurchase agreements with variable and fixed interest rates, for all maturities, include the valuation of the interest rate component of these instruments. Credit and debit valuation adjustments have not been included in the valuation due to the short-term nature of these instruments.

–

The estimated fair values of off-balance sheet financial instruments are based on market prices for similar facilities and guarantees. Where this information is not available, fair value is estimated using discounted cash flow analysis.

128

Financial information

Note 13 Reclassification of financial assets

In the fourth quarter of 2008 and the first quarter of 2009, financial assets were reclassified out of held-for-trading to loans and receivables. On their reclassification date, these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

Held-for-trading assets reclassified to loans and receivables
CHF billion	30.9.13	30.6.13	31.12.12
Carrying value	2.5	2.7	3.2
Fair value	2.5	2.6	3.1
Pro-forma fair value gain/(loss)	0.0	0.0	(0.1)

The table below provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables
	30.9.13
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
US student loan and municipal auction rate securities	1.3	1.1	1.2	95
Monoline-protected assets	0.6	0.6	0.6	92
Leveraged finance	0.3	0.3	0.3	91
Other assets	0.5	0.5	0.4	84
Total	2.8	2.5	2.5	91

In the third quarter of 2013, the total carrying value of the remaining reclassified financial assets decreased by CHF 0.1 billion, primarily due to a combination of sales of US student loan auction rate securities and currency movements. The net impact on operating profit before tax from the reclassified assets was a gain of

CHF 24 million (see table below). If these financial assets had not been reclassified, the impact on third quarter 2013 operating profit before tax would also have been a gain, totaling approximately CHF 25 million.

Contribution of the reclassified assets to the income statement
	For the quarter ended			Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12
Net interest income	20	16	36	58	102
Credit loss (expense)/recovery	0	10	(93)	8	(88)
Other income[1]	4	22	26	29	(21)
Impact on operating profit before tax	24	48	(31)	95	(7)

1  Includes net gains/(losses) on the disposal of reclassified financial assets.

129

Notes to the interim consolidated financial statements

Note 14 Derivative instruments1

	30.9.13
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	159	3,960	140	3,780	17,288
Credit derivative contracts	24	732	22	708	219
Foreign exchange contracts	75	2,946	81	2,875	11
Equity/index contracts	21	253	20	287	38
Commodity contracts, including precious metals contracts	4	71	4	52	12
Unsettled purchases of non-derivative financial assets[4]	0	31	0	31	0
Unsettled sales of non-derivative financial assets[4]	0	35	0	24	0
Total derivative instruments, based on IFRS netting[5]	282	8,028	268	7,757	17,568
Replacement value netting, based on capital adequacy rules	(215)		(215)
Cash collateral netting, based on capital adequacy rules	(33)		(14)
Total derivative instruments, based on capital adequacy netting[6]	33		39

	30.6.13
	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	191	4,794	168	4,481	17,802
Credit derivative contracts	28	858	26	823	249
Foreign exchange contracts	84	3,424	92	3,347	11
Equity/index contracts	21	258	21	286	32
Commodity contracts, including precious metals contracts	7	82	6	60	13
Unsettled purchases of non-derivative financial assets[4]	0	41	0	27	0
Unsettled sales of non-derivative financial assets[4]	0	26	0	37	0
Total derivative instruments, based on IFRS netting[5]	332	9,483	315	9,061	18,106
Replacement value netting, based on capital adequacy rules	(255)		(255)
Cash collateral netting, based on capital adequacy rules	(37)		(17)
Total derivative instruments, based on capital adequacy netting[6]	40		43

	31.12.12
	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	268	5,628	242	5,433	17,090
Credit derivative contracts	37	1,098	34	1,047	239
Foreign exchange contracts	94	3,468	99	3,213	14
Equity/index contracts	16	221	16	252	34
Commodity contracts, including precious metals contracts	4	88	4	92	16
Unsettled purchases of non-derivative financial assets[4]	0	20	0	9	0
Unsettled sales of non-derivative financial assets[4]	0	9	0	19	0
Total derivative instruments, based on IFRS netting[5]	419	10,533	395	10,064	17,393
Replacement value netting, based on capital adequacy rules	(327)		(327)
Cash collateral netting, based on capital adequacy rules	(49)		(17)
Total derivative instruments, based on capital adequacy netting[6]	42		51

[1]  Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract and are excluded from the table; as of 30 September 2013, these derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.2 billion) and an NRV of CHF 0.4 billion (related notional values of CHF 14.1 billion). As of 30 June 2013, bifurcated embedded derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.8 billion) and an NRV of CHF 0.5 billion (related notional values of CHF 13.5 billion). As of 31 December 2012, bifurcated embedded derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 13.2 billion).    [2]  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    [3]  Receivables resulting from these derivatives are recognized on our balance sheet under Cash collateral receivables on derivative instruments totaling CHF 6.6 billion as of 30 September 2013 (30 June 2013: CHF 3.0 billion; 31 December 2012: CHF 3.3 billion). Payables resulting from these derivatives are recognized on our balance sheet under Cash collateral payables on derivative instruments totaling CHF 2.8 billion as of 30 September 2013 (30 June 2013: CHF 3.8 billion; 31 December 2012: CHF 4.0 billion).    [4]  Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    [5]  Includes agency transactions with a positive replacement value of CHF 4.7 billion as of 30 September 2013 (30 June 2013: CHF 5.2 billion; 31 December 2012: CHF 3.4 billion) and a negative replacement value of CHF 4.7 billion as of 30 September 2013 (30 June 2013: CHF 5.3 billion; 31 December 2012: CHF 3.4 billion) for which notional values were not included in the table above due to their significantly different risk profile.    [6]  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law.

130

Financial information

Note 15 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

From a balance sheet presentational perspective, the criteria for offsetting financial assets and financial liabilities are highly restrictive. UBS offsets financial assets and financial liabilities on its balance sheet only when it has a currently enforceable legal right to set-off the respective recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. In assessing the criteria for a relevant set of facts and circumstances, emphasis is placed on the effectiveness of the operational mechanics of net or simultaneous settlements in eliminating all credit and liquidity exposure between counterparties at the time of settlement. These criteria preclude offsetting on the balance sheet for substantial amounts of the Group’s financial assets and financial liabilities, even if these amounts may be subject to enforceable netting arrangements. For derivative contracts, balance sheet offsetting is generally only permitted in circumstances in which a market settlement mechanism (e.g., an exchange or clearinghouse) exists which effectively accomplishes net settlement through a daily cash margining process. Bilateral OTC derivatives and exchange traded derivatives that are not margined on a daily basis are commonly precluded from offsetting on the balance sheet unless a mechanism exists to provide for net settlement of the cash flows arising from these contracts. For repurchase arrangements and securities financings, balance sheet offsetting may be permitted only to the extent that financial assets and financial liabilities with a counterparty have the same maturity date and are settled through a clearing process by which intra-day credit and liquidity exposures are substantially eliminated. Thus, repurchase and securities financing arrangements that are not cleared through a formal mechanism, such as a clearinghouse or exchange, are generally not offset on the balance sheet.

UBS engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented on the tables on the next pages do not purport to represent the Group’s actual credit exposure.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for more information on credit risk mitigation

a) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

The table on the next page provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

131

Notes to the interim consolidated financial statements

Note 15 Offsetting financial assets and financial liabilities (continued)

a) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements (continued)

	30.9.13
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	32.7	0.0	32.7	(1.1)	(31.4)	0.2	1.3	34.0
Reverse repurchase agreements	104.6	(30.4)	74.1	(3.1)	(71.0)	0.0	6.9	81.1
Financial assets designated at fair value	4.4	0.0	4.4	0.0	(4.3)	0.2	6.7	11.1
Positive replacement values	281.9	(11.8)	270.1	(215.4)	(40.1)	14.5	12.0	282.0
Cash collateral receivables on derivative instruments[1]	233.7	(214.8)	18.9	(14.3)	(0.6)	4.0	6.5	25.4
Total assets	657.4	(257.0)	400.3	(234.0)	(147.4)	18.9	33.3	433.6

	30.6.13
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	35.2	0.0	35.2	(3.0)	(31.9)	0.2	2.0	37.1
Reverse repurchase agreements	123.0	(32.8)	90.2	(3.5)	(86.7)	0.0	10.0	100.2
Financial assets designated at fair value	4.4	0.0	4.4	0.0	(4.2)	0.2	6.7	11.1
Positive replacement values	327.8	(12.9)	314.9	(254.7)	(45.1)	15.1	16.8	331.8
Cash collateral receivables on derivative instruments[1]	232.1	(207.5)	24.5	(18.7)	(1.2)	4.6	7.1	31.6
Total assets	722.5	(253.3)	469.3	(279.9)	(169.1)	20.2	42.5	511.8

	31.12.12
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	37.4	0.0	37.4	(2.7)	(34.4)	0.3	0.0	37.4
Reverse repurchase agreements	154.5	(34.8)	119.7	(9.6)	(110.1)	0.0	11.2	130.9
Positive replacement values	416.8	(14.6)	402.1	(327.4)	(57.3)	17.4	16.8	419.0
Cash collateral receivables on derivative instruments[1]	351.8	(331.8)	20.1	(18.1)	0.0	2.0	10.2	30.4
Total assets	960.5	(381.2)	579.4	(357.8)	(201.8)	19.7	38.3	617.7

1 The amount of Cash collateral receivables on derivative instruments recognized on the balance sheet, net, includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented in Note 15b.    2 The logic of the table results in amounts presented in the “Balance sheet netting with gross liabilities” column corresponding directly to the amounts presented in the “Balance sheet netting with gross assets” column in the liabilities table presented in Note 15b.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the Net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.

132

Financial information

Note 15 Offsetting financial assets and financial liabilities (continued)

b) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	30.9.13
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.0	0.0	8.0	(1.1)	(6.8)	0.0	0.7	8.7
Repurchase agreements	39.6	(30.4)	9.1	(3.1)	(6.0)	0.0	10.3	19.4
Financial liabilities designated at fair value	5.7	0.0	5.7	0.0	(0.8)	4.9	66.3	72.0
Negative replacement values	265.6	(11.8)	253.8	(215.4)	(20.6)	17.8	14.0	267.8
Cash collateral payables on derivative instruments[1]	259.9	(214.8)	45.2	(33.9)	(3.0)	8.3	8.4	53.6
Total liabilities	578.9	(257.0)	321.8	(253.6)	(37.2)	31.0	99.7	421.5

	30.6.13
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	7.6	0.0	7.6	(3.0)	(4.5)	0.0	0.8	8.3
Repurchase agreements	45.3	(32.8)	12.5	(3.5)	(9.0)	0.0	10.8	23.3
Financial liabilities designated at fair value	5.5	0.0	5.5	0.0	(0.9)	4.6	69.9	75.4
Negative replacement values	311.6	(12.9)	298.7	(254.7)	(25.3)	18.7	15.8	314.5
Cash collateral payables on derivative instruments[1]	258.7	(207.5)	51.1	(38.1)	(2.9)	10.1	8.1	59.2
Total liabilities	628.6	(253.3)	375.3	(299.3)	(42.6)	33.4	105.4	480.8

	31.12.12
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	9.2	0.0	9.2	(2.7)	(6.4)	0.1	0.0	9.2
Repurchase agreements	56.2	(34.8)	21.4	(9.6)	(11.8)	0.0	17.1	38.6
Negative replacement values	390.8	(14.6)	376.2	(327.4)	(20.3)	28.5	19.1	395.3
Cash collateral payables on derivative instruments[1]	391.3	(331.8)	59.6	(50.0)	(0.4)	9.3	11.5	71.1
Total liabilities	847.6	(381.2)	466.4	(389.7)	(38.9)	37.8	47.7	514.2
1 The amount of Cash collateral payables on derivative instruments recognized on the balance sheet, net, includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received reflected on the Positive replacement values line in the table presented in Note 15a.    2 The logic of the table results in amounts presented in the “Balance sheet netting with gross assets” column corresponding directly to the amounts presented in the Balance sheet netting with gross liabilities column in the assets table presented in Note 15a.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by relevant netting arrangement so as not to exceed the Net amount of financial liabilities presented in the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.

133

Notes to the interim consolidated financial statements

Note 16 Other assets and liabilities

CHF million	30.9.13	30.6.13	31.12.12

Other assets
Prime brokerage receivables	9,261	9,224	8,072
Settlement and clearing accounts	755	979	589
Defined benefit pension and post-employment assets	1,159	807	0
Properties and other non-current assets held for sale	197	129	137
VAT and other tax receivables	198	236	214
Other	1,697	1,980	2,094
Total other assets	13,267	13,355	11,106

Other liabilities
Prime brokerage payables	33,965	38,241	35,620
Amounts due under unit-linked investment contracts	15,349	15,390	15,299
Defined benefit pension and post-employment liabilities	1,167	1,071	1,284
Third-party interest in consolidated investment funds	923	953	965
Settlement and clearing accounts	1,357	1,637	991
VAT and other tax payables	503	528	606
Current and deferred tax liabilities	674	648	586
Other	3,195	3,537	4,254	[1]
Total other liabilities	57,132	62,005	59,606

1  Includes liabilities of CHF 1.4 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates.

Note 17 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate		Employee benefits	Other	Total provisions
Balance as of 31 December 2012	53	1,432	511	64	178		244	53	2,536
Balance as of 31 March 2013	56	1,797	679	61	170		230	67	3,060
Balance as of 30 June 2013	52	2,185	659	63	161		225	169	3,514
Increase in provisions recognized in the income statement	7	603	114	0	8		5	4	741
Release of provisions recognized in the income statement	(4)	(12)	(16)	(5)	(2)		(4)	(1)	(44)
Provisions used in conformity with designated purpose	(6)	(943)	(91)	0	(9)		(4)	0	(1,054)
Capitalized reinstatement costs	0	0	0	0	0		0	0	0
Reclassifications	0	(7)	0	1	0		0	0	(5)
Foreign currency translation/unwind of discount	(1)	(90)	(13)	1	(3)		1	0	(105)
Balance as of 30 September 2013	48	1,736	653[3]	59	155	[4]	222	172	3,046

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel-related restructuring provisions of CHF 124 million as of 30 September 2013 (30 June 2013: CHF 162 million, 31 December 2012: CHF 243 million) and provisions for onerous lease contracts of CHF 528 million as of 30 September 2013 (30 June 2013: CHF 490 million, 31 December 2012: CHF 267 million).    4  Includes reinstatement costs for leasehold improvements of CHF 90 million as of 30 September 2013 (30 June 2013: CHF 88 million, 31 December 2012: CHF 97 million), provisions for onerous lease contracts of CHF 65 million as of 30 September 2013 (30 June 2013: CHF 73 million, 31 December 2012: CHF 81 million).

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 17b. Further information on the nominal principal amount of Loan commitments and guarantees, representing our maximum exposure to credit risk, is disclosed in “Note 18 Financial instruments not recognized on the balance sheet.” There are no material contingent liabilities associated with the other classes of provisions.

134

Financial information

Note 17 Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. Consequently, a matter arising from a single set of circumstances results in either a provision or a contingent liability, but not both, except in limited cases (for example, where two separate matters arise from the same set of circumstances).

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters as to which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 17a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

135

Notes to the interim consolidated financial statements

Note 17 Provisions and contingent liabilities (continued)

Provisions for litigation, regulatory and similar matters by segment[1]
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	CC – Core Functions	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2012	130	170	28	7	29	338	732	1,432
Balance as of 31 March 2013	114	172	35	7	26	370	1,074	1,797
Balance as of 30 June 2013	117	173	19	2	34	376	1,465	2,185
Increase in provisions recognized in the income statement	67	15	4	0	1	162	355	603
Release of provisions recognized in the income statement	0	(8)	0	0	0	0	(4)	(12)
Provisions used in conformity with designated purpose	(7)	(8)	(2)	0	(2)	0	(925)	(943)
Reclassifications	0	0	(7)	0	0	0	0	(7)
Foreign currency translation/unwind of discount	(1)	(8)	(1)	0	0	(6)	(73)	(90)
Balance as of 30 September 2013	176	162	13	2	33	531	818	1,736

1  Provisions, if any, for the matters described in (i) items 1 and 6 of this Note 17b are recorded in Wealth Management, (ii) items 3 and 9 of this Note 17b are recorded in Wealth Management Americas, (iii) item 13 of this Note 17b is recorded in the Investment Bank, (iv) items 5, 10 and 12 of this Note 17b are recorded in Corporate Center – Core Functions and (v) items 2, 4 and 8 of this Note 17b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions for the matter described in item 7 of this Note 17b are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matters described in item 11 of this Note 17b are allocated between Wealth Management and Retail & Corporate.

1. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of the proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision in that amount is reflected on our balance sheet at 30 September 2013. In Germany, several authorities have been conducting investigations against UBS Deutschland AG, UBS AG, and against certain employees of UBS AG concerning certain matters relating to our cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. Settlement discussions have commenced with respect to one of those investigations.

2. Matters related to the financial crisis

UBS has responded to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the financial crisis of 2007 to 2009 and in particular mortgage-related securities and other structured transactions and derivatives. In August 2013 UBS entered into a settlement with the SEC relating to UBS’s structuring and underwriting of one CDO, ACA 2007-2, in 2007. Pursuant to that settlement, in which the SEC alleged violations of the US securities laws arising out of UBS’s retention of approximately USD 23.6 million in upfront premium payments, UBS agreed to make a payment of approximately USD 49.8 million.

UBS is a defendant in several lawsuits filed by institutional purchasers of CDOs structured by UBS in which plaintiffs allege, under various legal theories, that UBS misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses. In April 2013, the trial court dismissed with prejudice one of these suits in which plaintiffs claimed losses of at least USD 331 million. In July 2013 the plaintiffs filed a notice of appeal and also moved the trial court for reconsideration of the dismissal.

Our balance sheet at 30 September 2013 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS was named as a defendant in

136

Financial information

Note 17 Provisions and contingent liabilities (continued)

a putative class action asserting violations of disclosure provisions of the federal securities laws. In August 2013, UBSFS agreed to a proposed USD 120 million settlement of the case, which has since received preliminary approval from the Court. Previously, certain of the other underwriter defendants and the former officers and directors of Lehman reached separate settlements regarding the same case. UBSFS has also been named in numerous individual civil suits and customer arbitrations, which proceedings are at various stages. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

Our balance sheet at 30 September 2013 reflected a provision with respect to matters described in this item 3 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

4. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Securities Lawsuits Concerning Disclosures in RMBS Offering Documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 37 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 37 billion in original face amount of RMBS at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 34 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A settlement announced in April 2013 by a third-party issuer could, upon court approval and finalization, reduce the original face amount of RMBS at issue in these cases from USD 37 billion to USD 13 billion, and the original face amount of RMBS at issue in cases involving third-party issuers from USD 34 billion to USD 10 billion. UBS cannot make any assurance that this third-party issuer settlement, to which UBS is not required or expected to make a financial contribution, will receive court approval and be finalized.

In July 2013, UBS entered into a settlement with the Federal Housing Finance Agency (FHFA) on behalf of the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) which resolved all pending litigation brought by the FHFA and certain other unasserted claims. The settlement did not resolve the two pending lawsuits described below under “Lawsuits related to contractual representations and warranties concerning mortgages and RMBS.”

In 2012 a federal court in New Jersey dismissed with prejudice on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. In September 2013, the U.S. Court of Appeals for the Third Circuit affirmed the district court’s dismissal with prejudice, and in October 2013, plaintiffs filed a petition for en banc review of the Court of Appeals’ decision. The petition remains pending.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table on the next page summarizes repurchase demands received by UBS and UBS’s repurchase

137

Notes to the interim consolidated financial statements

Note 17 Provisions and contingent liabilities (continued)

activity from 2006 through 22 October 2013, and includes purported demands received by UBS in September 2013 seeking repurchase of approximately 1,900 loans with an original principal balance of approximately USD 893 million. Approximately half of the 1,900 loans were originated by surviving third-party loan originators, and thus UBS is entitled to indemnity for those loans, as described below. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	through 22 October 2013	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1					13
Demands rescinded by counterparty	110	104	19	301	237		771
Demands resolved in litigation	1	21					21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	128	90	342
Demands in dispute
Demands in litigation			346	732	1,041		2,118
Demands in review by UBS				2	2	378	382
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	4	17		24
Total	123	205	368	1,084	1,425	468	3,673

1  Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (Trustee Suit) seeking to enforce UBS RESI’s obligation to repurchase loans with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. Related litigation brought by Assured Guaranty was resolved in May 2013. In August 2013, the district court denied UBS’s motion to dismiss the Trustee Suit. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. At this time, UBS does not expect that it will be required to make payment for the majority of loan repurchase demands at issue in the Trustee Suit for at least the following reasons: (1) we reviewed the origination file and/or servicing records for the loan and concluded that the allegations of breach of representations and warranties are unfounded, or (2) a surviving originator is contractually liable for any breaches of representations and warranties with respect to loans that it originated. UBS has indemnification rights in connection with approximately half of the USD 2 billion in original principal balance of loans at issue in this suit (reflected in the “Demands in litigation” category in the table above).

138

Financial information

Note 17 Provisions and contingent liabilities (continued)

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The complaint for this suit was filed in September 2012. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In June 2013 the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee filed an amended complaint in June 2013, which UBS moved to dismiss in July 2013. The motion remains pending.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table below, our balance sheet at 30 September 2013 reflected a provision of USD 803 million with respect to matters described in this item 4. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2012	658
Balance as of 31 March 2013	962
Balance as of 30 June 2013	1,401
Increase in provision recognized in the income statement	387
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(984)[1]
Balance as of 30 September 2013	803

1  Primarily reflects usage of the provision in connection with the cash payment under the settlement with FHFA referred to above.

5. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. Plaintiffs have appealed the court’s decision. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. UBS’s motion to dismiss the complaint is pending.

6. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or

139

Notes to the interim consolidated financial statements

Note 17 Provisions and contingent liabilities (continued)

indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants, including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011 the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In June 2013, the Second Circuit Court of Appeals rejected the BMIS Trustee’s appeal against that ruling and upheld the District Court’s decision. The BMIS Trustee has sought leave to appeal to the US Supreme Court. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

7. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions against UBS Limited, which are not effective until appeals are exhausted, are confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS has previously provided for this potential exposure in the amount of EUR 18.5 million. UBS Limited and the individuals filed their appeal in May 2013.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. In August 2013, a settlement of all civil and administrative disputes was reached with the City of Florence. Provisions were booked in respect of these settlements.

8. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landesbank Baden-Württemberg (LBBW), in relation to their respective swaps with KWL. As a result of the KWL CDS transactions and the back-to-back CDS transactions with Depfa and LBBW, UBS and UBS Limited are owed a total amount of USD 319.8 million, plus interest, which remains unpaid. Specifically, under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in 2010, a net sum of approximately USD 137.6 million, plus interest, has fallen due from KWL but not been paid. Earlier in 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. The English court ruled in 2010 that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning

140

Financial information

Note 17 Provisions and contingent liabilities (continued)

the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has added its monetary claim to the proceedings. KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS’s termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited.

In 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL also withdrew its civil claims against UBS and Depfa in the German courts, and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against LBBW have continued in Leipzig, and in June 2013 the court in Leipzig ruled in LBBW’s favor. KWL has filed an appeal against that ruling. The Leipzig court has also ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

The back-to-back CDS transactions were terminated in 2010. In 2010, UBS and UBS Limited issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS Limited contends that it is owed USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW are defending against the claims and have also issued counterclaims. Additionally Depfa added a claim against KWL to the proceedings against it and KWL served a defense.

In 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. They are all the subject of further ongoing criminal proceedings in Dresden relating to the transactions with UBS, LBBW and DEPFA.

In 2011, the SEC commenced an investigation concerning, among other things, the suitability of the KWL transactions. UBS is cooperating with the SEC.

9. Puerto Rico

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately three billion dollars of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In March 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was overturned by the Puerto Rico Court of Appeals in September 2013, and UBS is appealing that decision to the Supreme Court of Puerto Rico. Also, in late 2012, an SEC administrative hearing on securities law violation charges against two UBS PR executives concluded, with a decision expected in late 2013. The charges stemmed from the SEC’s investigation of UBS PR’s sale of closed-end funds in 2008 and 2009, which UBS PR settled in May 2012. Additionally, declines in Puerto Rico municipal bond and closed-end fund prices since August 2013 have led to regulatory inquiries and customer complaints by clients in Puerto Rico who own those securities. UBS also is reviewing whether certain clients invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements, at the recommendation of a financial advisor. Separately, UBSFS has received a request for information regarding sales of Puerto Rico municipal bonds to Massachusetts residents from the Massachusetts Securities Division.

10. LIBOR, foreign exchange, and benchmark rates

Numerous government agencies, including the SEC, the US Commodity Futures Trading Commission (CFTC), the US Department of Justice (DOJ), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In June 2013 the MAS announced the results of its investigation of benchmark submissions by twenty banks, including UBS. The investigation related to various benchmark submissions, including the Singapore Interbank Offered Rates and the Swap Offered Rates, and covered the period from 2007 to 2011. The MAS found deficiencies in the governance, risk management, internal controls and surveillance systems for the banks’ benchmark submission processes and directed the banks to correct the deficiencies and

141

Notes to the interim consolidated financial statements

Note 17 Provisions and contingent liabilities (continued)

set aside additional statutory reserves with MAS at zero interest for one year. The MAS also announced proposed changes to its regulatory framework for financial benchmarks that are designed to enhance the integrity of the process for setting benchmarks.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS agreed to pay a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, and CHF 59 million in disgorgement to FINMA. Under a non-prosecution agreement (NPA) that UBS entered into with the DOJ, UBS agreed to pay a fine of USD 500 million. Pursuant to a separate plea agreement between the DOJ and UBS Securities Japan Co. Ltd. (UBSSJ), UBSSJ entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. The NPA requires UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provides that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. At the sentencing hearing held in September 2013, the court approved the proposed plea agreement and imposed a USD 100 million fine against UBSSJ, as agreed to by the DOJ and UBSSJ under the plea agreement. Since the sentencing, UBS has paid a fine of USD 400 million to the DOJ, and UBSSJ has paid the USD 100 million fine imposed by the sentencing court. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Investigations by the CFTC and other government authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau has granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

In 2011, the Japan Financial Services Agency (JFSA) commenced administrative actions and issued orders against UBS Securities Japan Ltd (UBS Securities Japan) and UBS AG, Tokyo Branch in connection with their investigation of Yen LIBOR and Euroyen TIBOR. These actions were based on findings by the Japan Securities and Exchange Surveillance Commission (SESC), and, in the case of UBS AG, Tokyo Branch, the JFSA, that a former UBS Securities Japan trader engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions.

A number of putative class actions and other actions are pending in the federal courts in New York and other jurisdictions against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In March 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act.

142

Financial information

Note 17 Provisions and contingent liabilities (continued)

In August 2013, the same court denied the parties’ requests for reconsideration and plaintiffs’ motion for interlocutory appeal and to amend the complaints to include additional antitrust and Commodity Exchange Act allegations. It granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract. Certain plaintiffs have also appealed the dismissal of their antitrust claims. Defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 September 2013 reflected a provision of an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Following an initial media report in June 2013 of widespread irregularities in the foreign exchange markets, we immediately commenced an internal review of our foreign exchange business. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, WEKO, the DOJ, the CFTC and the FCA. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. We have taken and will take appropriate action with respect to certain personnel as a result of our review, which is ongoing.

11. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients in the context of the mailing of the year-end account statements.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2013 reflected a provision with respect to matters described in this item 11 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess, particularly in view of the limited experience to date. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

12. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.7 billion, including interest and penalties. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts.

13. Matters relating to the CDS market

In July 2013 the European Commission (EC) issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. Since May 2013, several putative class action complaints have been filed in the Northern District of Illinois and the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act. The complaints allege that the dealers unlawfully exercised collective control over Markit and other industry organizations to seek to ensure that CDS continued to trade over-the-counter rather than on an exchange platform. Plaintiffs seek unspecified trebled compensatory damages, among other relief. In October 2013, the Judicial Panel on Multidistrict Litigation consolidated all of the pending CDS actions into one action in the Southern District of New York.

143

Notes to the interim consolidated financial statements

Note 18 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.9.13			30.6.13			31.12.12
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	7,718	(704)	7,014	8,045	(699)	7,346	8,313	(734)	7,579
Performance guarantees and similar instruments	3,594	(719)	2,875	3,566	(731)	2,835	3,673	(829)	2,844
Documentary credits	7,820	(1,633)	6,187	7,595	(681)	6,915	8,072	(660)	7,412
Total guarantees	19,132	(3,056)	16,076	19,206	(2,110)	17,096	20,058	(2,223)	17,835

Commitments
Loan commitments	56,929	(1,131)	55,798	60,303	(1,161)	59,142	59,818	(867)	58,950
Underwriting commitments	333	(268)	65	196	(192)	4	167	(167)	0
Total commitments	57,262	(1,398)	55,863	60,499	(1,353)	59,146	59,985	(1,034)	58,951

Forward starting transactions[1]
Reverse repurchase agreements	16,270			16,619			18,576
Securities borrowing agreements	142			358			249
Repurchase agreements	8,611			11,986			9,993

1 Cash to be paid in the future by either UBS or the counterparty.

144

Financial information

Note 19 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are non-recurring and other temporary costs that are necessary to effect such programs and include items such as severance and other personnel related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center
	For the quarter ended			Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12
Wealth Management	62	50	(4)	137	9
Wealth Management Americas	13	10	1	33	(4)
Investment Bank	84	31	(15)	121	100
Global Asset Management	12	14	0	29	5
Retail & Corporate	15	13	0	43	3
Corporate Center	3	23	(4)	212	0
of which: Core Functions	(1)	5	(3)	1	(7)
of which: Non-core and Legacy Portfolio	5	18	(1)	211	7
Total net restructuring charges	188	140	(22)	574	113
of which: personnel expenses	34	96	(18)	116	100
of which: general and administrative expenses	146	42	(4)	412	(1)
of which: depreciation and impairment of property and equipment	8	3	0	46	14
Net restructuring charges by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12
Salaries and variable compensation	32	91	(14)	106	113
Contractors	(1)	1	0	0	0
Social security	0	3	(2)	4	(8)
Pension and other post-employment benefit plans	3	(1)	0	3	(4)
Other personnel expenses	1	2	(1)	3	(1)
Total net restructuring charges: personnel expenses	34	96	(18)	116	100

145

Notes to the interim consolidated financial statements

Note 20 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year-to-date
	30.9.13	30.6.13	30.9.12	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12
1 USD	0.90	0.94	0.94	0.92	0.94	0.95	0.93	0.94
1 EUR	1.22	1.23	1.21	1.23	1.23	1.20	1.23	1.20
1 GBP	1.46	1.44	1.52	1.44	1.45	1.53	1.44	1.49
100 JPY	0.92	0.95	1.21	0.93	0.95	1.22	0.97	1.17

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

146

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

147

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

Income statement UBS AG (Parent Bank)

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Net interest income	1,088	787	993	38	10	2,898	2,889
Net fee and commission income	1,501	1,640	1,528	(8)	(2)	4,788	4,531
Net trading income	505	1,117	1,198	(55)	(58)	3,738	4,530
Other income from ordinary activities	482	840	670	(43)	(28)	1,595	1,868
of which: dividend income from investments in subsidiaries and other participations	103	491	171	(79)	(40)	700	897
Operating income	3,575	4,385	4,389	(18)	(19)	13,019	13,818
Personnel expenses	1,997	1,999	1,904	0	5	6,573	5,670
General and administrative expenses	1,154	1,117	1,165	3	(1)	3,375	3,420
Operating expenses	3,151	3,116	3,069	1	3	9,948	9,091
Operating profit/(loss)	424	1,270	1,320	(67)	(68)	3,071	4,727
Impairment of investments in subsidiaries and other participations	(357)	575	2,443			392	2,507
Depreciation of fixed assets	161	146	135	10	19	436	389
Allowances, provisions and losses	417	207	204	101	104	702	369
Profit/(loss) before extraordinary items and taxes	203	342	(1,462)	(41)		1,540	1,461
Extraordinary income	106	(30)	(420)			550	366
Extraordinary expenses	(4)	(14)	(47)	(71)	(91)	(20)	(133)
Tax (expense)/benefit	(52)	(43)	31	21		(186)	64
Profit/(loss) for the period	254	255	(1,898)	0		1,885	1,757

148

Financial information

Balance sheet UBS AG (Parent Bank)

				% change from
CHF million	30.9.13	30.6.13	31.12.12	30.6.13	31.12.12

Assets
Liquid assets	72,144	66,595	54,192	8	33
Money market paper	20,319	23,182	31,066	(12)	(35)
Due from banks	121,706	138,644	167,204	(12)	(27)
Due from customers	158,743	165,535	160,996	(4)	(1)
Mortgage loans	152,069	150,976	149,002	1	2
Trading balances in securities and precious metals	94,055	90,234	115,906	4	(19)
Financial investments	38,216	36,285	30,778	5	24
Investments in subsidiaries and other participations	21,041	20,900	21,090	1	0
Fixed assets	5,221	5,254	5,054	(1)	3
Accrued income and prepaid expenses	2,195	2,455	2,157	(11)	2
Positive replacement values	30,265	36,541	35,206	(17)	(14)
Other assets	2,786	3,346	3,037	(17)	(8)
Total assets	718,758	739,946	775,687	(3)	(7)

Liabilities
Money market paper issued	19,683	24,376	21,257	(19)	(7)
Due to banks	83,535	88,251	102,401	(5)	(18)
Trading portfolio liabilities	22,577	24,390	25,419	(7)	(11)
Due to customers on savings and deposit accounts	104,433	95,209	94,086	10	11
Other amounts due to customers	270,114	276,523	269,992	(2)	0
Medium-term notes	905	1,048	1,341	(14)	(33)
Bonds issued and loans from central mortgage institutions	80,425	87,954	100,166	(9)	(20)
Financial liabilities designated at fair value	50,490	52,421	64,808	(4)	(22)
Accruals and deferred income	6,240	6,047	6,434	3	(3)
Negative replacement values	35,978	38,831	43,518	(7)	(17)
Other liabilities	6,085	7,206	9,653	(16)	(37)
Allowances and provisions	3,736	3,406	3,435	10	9
Total liabilities	684,201	705,663	742,511	(3)	(8)

Equity
Share capital	384	384	384	0	0
General statutory reserve	26,599	26,579	31,997	0	(17)
Reserve for own shares	1,008	954	889	6	13
Other reserves	4,681	4,735	6,551	(1)	(29)
Profit/(loss) for the year-to-date period	1,885	1,631	(6,645)	16
Equity attributable to shareholders	34,558	34,283	33,176	1	4
Total liabilities and equity	718,758	739,946	775,687	(3)	(7)

149

Supplemental information (unaudited) for
UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS AG (Parent Bank)

The Parent Bank financial statements are prepared in accordance with Swiss federal banking law. The accounting policies are principally the same as the IFRS-based accounting policies for the Group, which are described more fully in “Note 1 Summary of significant accounting policies” to the consolidated financial statements in our Annual Report 2012. Principal differences between the accounting policies for the Group and for the Parent Bank are described in “Note 39 Swiss banking law requirements” to the consolidated financial statements in our Annual Report 2012. Further information on the accounting policies applied for the statutory accounts of our Parent Bank can be found in “Note 2 Accounting policies” to the Parent Bank financial statements in our Annual Report 2012.

In preparing the interim financial information for the Parent Bank, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2012. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2012.

Reconciliation of Swiss federal banking law equity to BIS Basel III capital UBS AG (Parent Bank)

CHF billion	30.9.13	30.6.13
Equity – Swiss federal banking law	34.6	34.3
Net deferred tax assets	4.7	5.1
Adoption of IAS 19R, phase-in approach, pre-tax	4.1	4.1
Equity-based compensation plans, pre-tax	2.7	2.3
Other adjustments	0.1	0.7
Net long position of participations in the finance sector	(8.6)	(8.4)
Fair value of the call option to acquire SNB StabFund’s equity	(2.5)	(2.5)
Treasury shares/deduction for own shares[1]	(2.4)	(1.9)
Goodwill and intangible assets	(0.7)	(0.7)
BIS Basel III common equity tier 1 capital (phase-in)	32.0	32.9
BIS Basel III total capital (phase-in)	36.0	38.1

1  Consists of i) the net long position in own shares held for trading purposes, ii) own shares held and accruals for share delivery obligations to employees, as well as iii) accruals for anticipated future grants of shares and other awards to employees.

BIS Basel III capital information UBS AG (Parent Bank)

	Phase-in
CHF million, except where indicated	30.9.13	30.6.13
BIS Basel III tier 1 capital	31,992	32,885
of which: common equity tier 1 capital	31,992	32,885
BIS Basel III tier 2 capital	3,974	5,166
of which: high-trigger loss-absorbing capital	374	391
of which: low-trigger loss-absorbing capital	4,808	4,998
of which: phase-out capital and other tier 2 capital, less deductions[1]	(1,208)	(223)
BIS Basel III total capital	35,966	38,052
BIS Basel III common equity tier 1 capital ratio (%)	13.4	12.6
BIS Basel III tier 1 capital ratio (%)	13.4	12.6
BIS Basel III total capital ratio (%)	15.0	14.6
BIS Basel III risk-weighted assets	239,254	260,349

1  Negative amount due to deductions not covered by phase-out tier 2 capital.

150

Financial information

Swiss SRB Basel III capital information UBS AG (Parent Bank)

	Phase-in
CHF million, except where indicated	30.9.13	30.6.13
Swiss SRB Basel III tier 1 capital	31,992	32,885
of which: common equity tier 1 capital	31,992	32,885
Swiss SRB Basel III tier 2 capital[1]	4,035	5,237
of which: high-trigger loss-absorbing capital	468	488
of which: low-trigger loss-absorbing capital	4,808	4,998
of which: deductions	(1,240)	(249)
Swiss SRB Basel III total capital	36,027	38,122
Swiss SRB Basel III common equity tier 1 capital ratio (%)	13.4	12.6
Swiss SRB Basel III tier 1 capital ratio (%)	13.4	12.6
Swiss SRB Basel III total capital ratio (%)	15.1	14.6
Swiss SRB Basel III risk-weighted assets	239,254	260,349

1  Phase-in tier 2 capital is now aligned under BIS Basel III and Swiss SRB Basel III following the clarification of the treatment of tier 2 capital instruments by FINMA.

Swiss SRB Basel III capital requirements

			Phase-in
	Minimum ratio (%)		Swiss SRB Basel III minimum capital requirements	Available Swiss SRB Basel III capital				Actual ratio (%)		Capital type
CHF million, except where indicated			30.9.13	30.9.13		30.6.13		30.9.13	30.6.13
Base capital	3.5		8,374	8,374		9,112		3.5	3.5	CET1
Buffer capital	3.6		8,523	23,618	[1]	23,773	[1]	9.9	9.1	CET1
of which: effect of countercyclical buffer			149
Progressive buffer	1.5		3,589	4,035		5,237		1.5	2.0	LAC
Total	8.6	[2]	20,486	36,027		38,122		15.1	14.6

1  Swiss SRB Basel III CET1 exceeding the base capital requirements is allocated to the buffer capital.    2  This includes the effect of the countercyclical buffer.

151

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Swiss SRB leverage ratio UBS AG (Parent Bank)

CHF million, except where indicated	Average 3Q13	Average 2Q13
Total on-balance sheet assets[1]	855,289	922,496
Netting of securities financing transactions	(2,660)	(3,914)
Netting of derivative exposures	(196,051)	(238,824)
Current exposure method (CEM-add on) for derivative exposures	114,232	124,663
Off-balance sheet items	94,931	98,773
of which: commitments and guarantees – unconditionally cancellable (10%)	12,187	16,625
of which: commitments and guarantees – other than unconditionally cancellable (100%)	82,744	82,148
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	0	0
Items deducted from Swiss SRB Basel III common equity tier 1, phase-in (at quarter end)	(12,669)	(11,328)
Total adjusted exposure[2]	853,072	891,867

	For the quarter ended
	30.9.13	30.6.13
Swiss SRB Basel III common equity tier 1 capital, phase-in	31,992	32,885
Swiss SRB Basel III loss-absorbing capital[3]	4,035	5,237
Swiss SRB Basel III total capital	36,027	38,122
Swiss SRB leverage ratio (%)	4.2	4.3

1  Represent assets recognized on the UBS AG (Parent Bank) balance sheet in accordance with IFRS measurement principles.    2 Excludes forward starting repos, securities lending indemnifications and CEM add-ons for ETDs (proprietary and agency transactions).    3 Loss-absorbing capital including deductions not covered by phase-out tier 2 capital.

Swiss SRB leverage ratio requirements

CHF million, except where indicated
	Minimum requirements			Phase-in
	Swiss SRB leverage ratio (%)[1]		Swiss SRB leverage ratio capital requirement	Available Swiss SRB Basel III capital				Actual Swiss SRB leverage ratio (%)		Capital type
			30.9.13	30.9.13		30.6.13		30.9.13	30.6.13
Base capital	0.84		7,166	7,166		7,492		0.84	0.84	CET1
Buffer capital	0.85	[2]	7,293	24,826	[3]	25,394	[3]	2.91	2.85	CET1
Progressive buffer	0.36		3,071	4,035		5,237		0.47	0.59	LAC
Total	2.05		17,530	36,027		38,122		4.2	4.3

1  Minimum requirements for base capital (24% of 3.5%), buffer capital (24% of 3.6%) and progressive buffer (24% of 1.5%) according to Capital Ordinance paragraph 134.    2  This includes the effect of the counter-cyclical buffer.    3  Swiss SRB Basel III CET1 exceeding the base capital requirement is allocated to the buffer capital.

152

Financial information

UBS Limited financial information

Income statement UBS Limited

	For the quarter ended			% change from		Year-to-date
GBP million	30.9.13	30.6.13	30.9.12	2Q13	3Q12	30.9.13	30.9.12
Interest income	87	88	134	0	(35)	266	479
Interest expense	(77)	(89)	(136)	(13)	(43)	(258)	(485)
Net interest income	11	(2)	(2)			7	(6)
Net fee and commission income	(2)	(2)	(2)	0	0	(7)	(4)
Net trading income	(8)	0	4			(4)	10
Other income	55	61	54	(10)	2	167	169
Total operating income	55	57	55	(4)	0	164	169
Total operating expenses	(50)	(47)	(49)	6	2	(143)	(150)
Operating profit before tax	6	10	6	(40)	0	21	19
Tax expense/(benefit)	1	1	2	0	(50)	4	5
Net profit	5	8	5	(38)	0	18	14

Statement of comprehensive income UBS Limited

	For the quarter ended			Year-to-date
GBP million	30.9.13	30.6.13	30.9.12	30.9.13	30.9.12
Net profit	5	8	5	18	15

Other comprehensive income
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	0	(4)	(1)	(4)	4
Total other comprehensive income	0	(4)	(1)	(4)	4
Total comprehensive income	4	5	4	14	19

153

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Balance sheet UBS Limited

				% change from
GBP million	30.9.13	30.6.13	31.12.12	30.6.13	31.12.12

Assets
Due from banks	9,621	10,130	10,872	(5)	(12)
Cash collateral on securities borrowed and reverse repurchase agreements	18,688	22,674	26,832	(18)	(30)
Trading portfolio assets	783	897	1,131	(13)	(31)
Positive replacement values	48,794	65,199	85,181	(25)	(43)
Cash collateral receivables on derivative instruments	11,390	15,041	17,709	(24)	(36)
Loans	329	316	318	4	3
Other assets	3,963	3,941	3,948	1	0
Total assets	93,568	118,197	145,990	(21)	(36)

Liabilities
Due to banks	3,978	5,345	6,195	(26)	(36)
Cash collateral on securities lent and repurchase agreements	18,411	21,689	25,930	(15)	(29)
Trading portfolio liabilities	469	777	974	(40)	(52)
Negative replacement values	48,792	65,172	85,181	(25)	(43)
Cash collateral payables on derivative instruments	17,211	20,537	22,946	(16)	(25)
Due to customers	691	714	674	(3)	3
Other liabilities	1,090	1,041	1,099	5	(1)
Total liabilities	90,642	115,275	142,999	(21)	(37)

Equity
Share capital	194	194	194	0	0
Share premium	2,656	2,656	2,656	0	0
Retained earnings	77	72	136	7	(44)
Cumulative net income recognized directly in equity, net of tax	0	1	5	(66)	(96)
Total equity	2,927	2,923	2,991	0	(2)
Total liabilities and equity	93,568	118,197	145,990	(21)	(36)

154

Financial information

Basis of accounting UBS Limited

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. The ultimate parent of UBS Limited is UBS AG (Switzerland).

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements for the year ended 31 December 2012 of UBS Limited, except for the changes set out in the “Basis of accounting UBS Limited” in the “Financial information” sections of our first and second quarter 2013 reports. Copies of the Report and Financial Statements of UBS Limited can be obtained from UBS AG, Investor Relations. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

This interim financial information is not presented in full compliance with IAS 34, Interim Financial Reporting, as it includes only the Income statement, the Statement of comprehensive income and the Balance sheet of UBS Limited.

Basel 2.5 capital information UBS Limited1

GBP million, except where indicated	30.9.13	30.6.13	31.12.12
Core tier 1 capital	2,909	2,909	2,908
Tier 1 capital	2,909	2,909	2,908
Total capital	2,909	2,910	2,910
Risk-weighted assets	4,071	4,257	3,771
Core tier 1 capital ratio (%)	71.5	68.3	77.1
Tier 1 capital ratio (%)	71.5	68.3	77.1
Total capital ratio (%)	71.5	68.4	77.2

1  Based on the Basel 2.5 framework, in accordance with UK Prudential Regulatory Authority regulations. Basel III-based requirements for UBS Limited will come into effect on 1 January 2014.

155

Appendix

Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AMA	advanced measurement approach
APAC	Asia Pacific
ARS	auction rate securities

B
BIS	Bank for International Settlements
bps	basis points

C
CC	Corporate Center
CDO	collateralized debt obligations
CDR	constant default rate
CDS	credit default swaps
CET1	common equity tier 1
CHF	Swiss franc
CMBS	commercial mortgage-backed securities
CVA	credit valuation adjustments

D
DBO	defined benefit obligation
DCCP	deferred contingent capital plan

E
EBA	European Banking Authority
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EPS	earnings per share
ETF	exchange-traded funds
EU	European Union
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA	UK Financial Conduct Authority
FINMA	Swiss Financial Market Supervisory Authority
FRA	forward rate agreements
FTD	first to default swaps
FTP	funds transfer price
FX	foreign exchange

G
GAAP	generally accepted accounting principles
GBP	British pound
G-SIB	global systemically important banks

I
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPS	Investment Products and Services
IRB	internal ratings-based
IRC	incremental risk charge

K
KPI	key performance indicator

L
LAC	loss-absorbing capital
LCR	liquidity coverage ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LTV	loan-to-value

N
NAV	net asset values
NSFR	net stable funding ratio

O
OECD	Organization for Economic Cooperation and Development
OCI	other comprehensive income
OTC	over-the-counter

P
PRA	UK Prudential Regulation Authority
PRV	positive replacement values

R
RBC	risk-based capital
RLN	reference-linked notes
RMBS	residential mortgage-backed securities
RoaE	return on attributed equity
RoE	return on equity
RV	replacement values
RWA	risk-weighted assets

S
SEC	US Securities and Exchange Commission
SNB	Swiss National Bank
SPV	special-purpose vehicle
SRB	systemically relevant banks

U
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

156

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our operating environment and strategy; our financial and operating performance; risk, treasury and capital management; corporate governance, responsibility and compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): the booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): the report discusses our compensation framework and provides information on compensation, including compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): the quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

157

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the degree to which UBS is successful in executing its announced strategic plans and related organizational changes, its efficiency initiatives and its planned reduction in Basel III risk-weighted assets (RWA), and whether in each case those plans and changes will, when implemented, have the effects intended; (2) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose more stringent capital and liquidity requirements, incremental tax requirements, additional levies or constraints on remuneration; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the temporary 50% add-on to UBS’s operational risk-related RWA effective from the fourth quarter of 2013 or approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) possible changes to the legal entity structure or booking model of UBS Group in response to enacted, proposed or future legal and regulatory requirements, including capital requirements, the proposal to require non-US banks to establish intermediate holding companies for their US operations, resolvability requirements and the pending Swiss parliamentary proposals for mandatory structural reform of banks; (7) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (8) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (9) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting standards or policies, and accounting determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

158

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
Name: Sergio Ermotti
Title: Group Chief Executive Officer

By:	/s/ Tom Naratil
Name: Tom Naratil
Title: Group Chief Financial Officer

Date: October 29, 2013